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As filed with the Securities and Exchange Commission on April 24, 2008

Registration No. 333-148864

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MYR Group Inc.
(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	1623 (Primary Standard Industrial Classification Code Number)	36-3158643 (I.R.S. Employer Identification Number)

Three Continental Towers
1701 West Golf Road, Suite 1012
Rolling Meadows, IL 60008-4007
Phone: (847) 290-1891
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Gerald B. Engen, Jr.
Vice President, Chief Legal Officer
MYR Group Inc.
12150 East 112th Avenue
Henderson, CO 80640
Phone: (303) 286-8000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Stacy J. Kanter, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
(212) 735-3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated April 24, 2008

PROSPECTUS

MYR Group Inc.

19,690,777 Shares
Common Stock

        MYR Group Inc. is a leading specialty contractor serving the electrical infrastructure market in the United States. We are one of the largest national contractors servicing the transmission and distribution sector of the United States electric utility industry. We also provide commercial and industrial electrical contracting services in the western United States.

        This prospectus relates to the offer and sale of up to 19,690,777 shares of our common stock, including 1,373,673 shares issuable upon the exercise of outstanding options, which may be offered for sale by the selling stockholders named in this prospectus. The selling stockholders acquired the shares of common stock offered by this prospectus in private placements. We are registering the offer and sale of the shares of common stock to satisfy registration rights we have granted.

        We are not selling any shares of common stock pursuant to this prospectus and will not receive any proceeds from sales of common stock by the selling stockholders. The shares of common stock to which this prospectus relates may be offered and sold from time to time directly by the selling stockholders or through underwriters, broker dealers or agents. For more information regarding the sales of common stock by the selling stockholders pursuant to this prospectus, please read "Plan of Distribution."

        There is no current market for our common stock. Following the effectiveness of the registration statement of which this prospectus forms a part, our common stock will be traded in the over-the-counter market and will be quoted on the Bulletin Board operated by the Financial Industry Regulatory Authority. Once we are able to meet the listing requirements of the Nasdaq Global Market or Nasdaq Capital Market, collectively referred to in this prospectus as Nasdaq, including the requirement that our common stock be held by 400 or 300 round lot holders, respectively, we intend to apply to list our common stock on the Nasdaq Global Market or the Nasdaq Capital Market, as applicable. Following the date of this prospectus, the selling stockholders may sell all or a portion of their shares from time to time in transactions in the over-the-counter market or any national market or exchange on which our common stock may be listed in the future at prevailing market prices or at privately negotiated prices.

        See "Risk Factors" on page 11 to read about factors you should consider before investing in our common stock.

        Neither the Securities and Exchange Commission nor any other state or federal regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                        , 2008.

MYR GROUP

LEADING ELECTRICAL INFRASTRUCTURE SPECIALTY CONTRACTOR

MARKET DATA

        Market data used in this prospectus has been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. We have not independently verified the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.

i

SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" beginning on page 11, and the consolidated financial statements and notes to those consolidated financial statements, before making an investment decision. As used in this prospectus, unless the context otherwise requires or indicates, "MYR," "the company," "we," "our," and "us" refer to MYR Group Inc. and its subsidiaries taken as a whole.

Our Business

        We are a leading specialty contractor serving the electrical infrastructure market in the United States. We are one of the largest national contractors servicing the transmission and distribution, or T&D, sector of the United States electric utility industry. Our T&D customers include more than 125 electric utilities, cooperatives and municipalities nationwide. Our broad range of services includes design, engineering, procurement, construction, upgrade, maintenance and repair services with a particular focus on construction, maintenance and repair throughout the continental United States. We also provide commercial and industrial, or C&I, electrical contracting services to facility owners and general contractors in the western United States. We derive our revenues from two reportable segments which we refer to as our T&D segment and our C&I segment.

        The following chart illustrates our revenue mix for the twelve months ended December 31, 2007:

        Transmission and Distribution.    Our T&D services include the construction and maintenance of high voltage transmission lines, substations and lower voltage underground and overhead distribution systems. We also provide emergency restoration services in response to hurricane, ice or other storm related damage which typically accounts for less than $25.0 million, or 4.5% of total revenue, per year. We have completed several large transmission turn key engineering, procurement and construction, or EPC, projects including a $125.0 million T&D project in Iowa, or the Iowa T&D Contract, one of the largest EPC projects ever completed in the T&D market. For the year ended December 31, 2007, our T&D revenues were approximately $434.5 million or 71.2% of revenue. Revenue from transmission projects represented 64.9% of T&D revenue for the year ended December 31, 2007.

        Commercial and Industrial.    Our C&I segment provides electrical contracting services for commercial and industrial construction in the western United States. We are focused on the Arizona and Colorado regional markets where we have achieved sufficient scale to deploy the level of resources necessary to achieve what we believe are leading market shares. Typical C&I contracts cover electrical contracting services for airports, hospitals, data centers, hotels, casinos, arenas, convention centers, manufacturing plants, processing facilities and transportation control and management systems. For the year ended December 31, 2007, and our C&I revenues were approximately $175.8 million or 28.8% of revenue.

        On a consolidated basis our overall revenues from continuing operations grew from $508.7 million in 2005 to $610.3 million in 2007, representing a compound annual growth rate of 9.5%, all of which was organic. During that same period, our EBITDA improved from $1.6 million in 2005 to $7.9 million in 2007. During that same period, income from continuing operations improved from negative $8.6 million in 2005 to negative $3.2 million in 2007, including offering charges related to our 2007 private placement. For the year ended December 31, 2007 our revenues, net income and EBITDA were $610.3 million, negative $3.2 million and $7.9 million, respectively, compared to $489.1 million, $10.0 million and $20.7 million for January 1, 2006 to November 30, 2006 and $46.2 million, $0.9 million and $2.7 million for December 1 to December 31, 2006. Net Income and EBITDA results in 2007 include pretax offering related charges of $26.5 million ($16.5 million after income tax benefit), of which $18.6 million was noncash compensation charges; for more information, refer to Note 2 on page F-11. EBITDA is not defined under U.S. generally accepted accounting principles and does not purport to be an alternative to net income as a measure of operating performance or to be an alternative to net cash flows provided by operating activities as a measure of liquidity. For a reconciliation of EBITDA to net income and a reconciliation of EBITDA to net cash flows provided by operating activities, refer to footnote 4 on page 34.

        As of December 31, 2007, we employed a highly skilled workforce of approximately 3,000 people. Our workforce is supported by a large modern fleet of specialty vehicles, equipment and tooling. Our fleet consists of over 4,300 vehicles and pieces of equipment, including approximately 2,000 pieces of specialized equipment, and is highly mobile, allowing us to easily relocate our equipment across all of the regions we serve.

Key Industry Trends

        We believe that our business will benefit from the following industry trends:

        Inadequacy of Existing Electric Power Transmission and Distribution Networks.    According to a recent North American Electric Reliability Corporation, or NERC, survey of industry professionals, the largest challenge to reliability is the combined risk caused by the aging infrastructure and limited new construction of infrastructure. Recent de-regulation in the utility sector has converted a portion of the existing electric transmission grid to a competitive marketplace for the delivery of electricity across regional transmission systems, a development which was not contemplated when the grid was designed.

        The Energy Policy Act of 2005.    Since being signed into law in August 2005, several segments of the Energy Act have come into effect and, as a result, have better positioned utilities to finance and implement system enhancements. These new policies include granting NERC the legal authority to enforce reliability standards with all United States owners, operators, and users of bulk power system, and making compliance with those standards mandatory as opposed to voluntary; providing lucrative incentives to promote transmission grid investment; creating of National Interest Electric Transmission Corridors, or NIETC; and repealing the Public Utility Holding Company Act of 1935, or PUHCA.

        Increased Outsourcing of Infrastructure Construction and Maintenance.    We believe that electric utility and other transmission network operators are increasingly focusing on their core competencies, resulting in an increase in the outsourcing of construction and maintenance services. We believe utilities will increasingly rely on outsourced service suppliers to supplement or completely outsource such utilities' T&D construction, maintenance and repair workforce.

        Emergence of Energy Companies Focused on Electrical Transmission Infrastructure.    Over the past 19 years several companies that focus solely on owning electrical transmission assets, such as American Transmission Company, International Transmission Company and Trans-Elect, Inc. have emerged in the

T&D sector. We believe these companies will be a source of additional transmission work and ongoing maintenance opportunities.

        Increased Demand Calls for New Generation Sources.    Based on data from NERC, peak demand for electricity in the U.S. occurs in the summer and is forecasted to increase by over 135,000 megawatts or 17.7% over the next ten years, while committed new generation resources are projected to increase by only 77,000 megawatts or 8.4% over the same period. We expect this new plant construction will also significantly contribute to growth in the T&D industry over the next several years.

        Shift Toward Renewable Energy Sources.    According to NERC's 2007 Reliability Assessment, transmission infrastructure must be developed to reliably integrate renewable energy sources like wind, solar, geothermal, hydrogen and biomass. This increased demand for renewable power sources will drive related transmission infrastructure spending since each new unit will require a connection to the transmission grid.

Competitive Strengths

        We believe our significant competitive strengths are as follows:

        Broad National Presence.    We are one of the largest national providers of T&D services to electric utilities, cooperatives and municipalities. We believe that our national presence better positions us to win not only the larger T&D projects, but also the potentially higher profit margin mid-size to smaller T&D projects that may not attract regional or national competition in our local markets.

        Strong, Long-Standing Relationships Across a High Quality Customer Base.    We have established a strong base of long-standing customer relationships, particularly in our T&D segment, by providing high quality service in a cost-efficient and timely manner. We believe this focus on relationships has allowed us to better meet our customers' unique needs and become a valuable partner to our broad base of customers.

        Established EPC Track Record.    We have an established track record for successful completion of EPC contracts and other large projects. We believe that we are well positioned to capitalize on the shift in the utility industry to EPC or similar contract structures as the framework for large scale transmission construction.

        Specialized Equipment and Centralized Fleet Management.    The services we provide, particularly transmission construction and maintenance, require specialized equipment, tooling and expertise. Our centralized fleet management group enables us to optimize and maintain our equipment to achieve the highest equipment utilization which helps to maintain a competitive position.

        High Quality Workforce and Industry Leading Safety Record.    We are committed to providing the highest level of customer service through the development of a highly-trained workforce. We have committed a significant amount of resources to the process of recruiting new employees who can learn from the more seasoned, experienced members of our team. We have also developed strong safety programs with stringent safety standards. We continually work to maintain safe working conditions and we believe that our safety record is one of the best in the industry.

        Financial Resources to Capitalize on Industry Growth.    We believe we have the financial resources to compete effectively for projects across the United States. We believe our strong balance sheet, coupled with capacity under our credit facility, allows us to undertake large scale projects that we expect to be constructed over the next several years.

        Experienced Management Team.    Our management team, which includes our chief executive officer, chief operating officer and our regional vice presidents, plays a significant role in establishing and maintaining long-term relationships with our customers, thereby supporting the growth of our business and managing the financial aspects of our operations. Our chief executive officer, William A. Koertner, has over 28 years of experience in the electric utility industry and has served with us for almost ten years, first as our chief financial officer until December 2003 and as our president and chief executive officer since that time. The average tenure of our management team is over 14 years with us and over 20 years in our industry.

Growth Strategy

        We intend to continue to grow revenues and strengthen our competitive position by using the following strategies:

        Capitalize on Favorable Trends in Certain Key End Markets.    We believe that we are well positioned to capitalize on the projected capital spending by customers in the T&D market. We believe our strong and diverse customer relationships, track record and geographic reach should allow us to continue to benefit from the growing investment by electric power customers and third-party investors in T&D infrastructure.

        Focus on Operating Efficiencies and Expanding Margins.    We intend to continue to focus on operating efficiencies and improving our margins in order to maximize earnings for our stockholders. This includes focusing our growth on more profitable services like T&D, continuing to be selective on the projects for which we decide to bid, and managing projects efficiently throughout their estimation, negotiation and execution, including actively monitoring change orders, billing and cost overruns.

        Expanding Our Fleet to Meet Customer Demands.    In 2008, we plan to spend approximately $30.0 million on property, plant and equipment, with the majority of such expenditures used to purchase additional equipment to enhance our fleet and to reduce our reliance on operating leases and short term equipment rentals. Because the equipment and tooling required for our business, particularly with respect to transmission, is extensive and in limited supply, we believe investing in our fleet will give us a competitive advantage that smaller firms will not be able to match and will allow us to win more contracts at higher profit margins.

        Increase Market Share within T&D Markets.    We intend to continue to increase our penetration and market share for T&D projects by expanding our existing customer relationships, attracting new customers and pursuing selective acquisitions. We believe our quality service, national presence, T&D expertise, ability to mobilize people and equipment quickly, and strong safety record will enable us to develop our business with both existing and prospective customers as they continue to further outsource their T&D servicing needs.

        Attract and Maintain High Quality Employees.    Competitive strength in the electrical services industry depends on the expertise, talent and commitment of a firm's employees. We intend to continue to invest in our personnel, which we believe is essential to ensure we are always prepared to execute our business initiatives and capitalize on new opportunities.

        Pursue Strategic Acquisitions.    Although acquisitions are not essential to achieving our objectives, we will evaluate acquisition opportunities to bolster our presence in select regional markets or to broaden and enhance our service offerings. Future acquisitions may, among other things, focus on expanding our geographic presence and provide incremental equipment and workforce.

Organization

        Our predecessors have served the utility infrastructure markets since 1891 and have been recognized as innovators in the industry. MYR Group Inc. was created in 1995 through the merger of three longstanding specialty contractor franchises. We were a public company with our stock traded on the New York Stock Exchange, or NYSE, until 2000 when we were acquired by GPU, Inc., which was subsequently acquired by FirstEnergy Corp. In 2006, ArcLight Capital Partners, LLC, or ArcLight, acquired substantially all of our capital stock from FirstEnergy Corp. We repurchased 14,515,284 shares held by ArcLight and its non-manager stockholders with the proceeds of a private placement of our common stock completed on December 20, 2007 and December 26, 2007, together the "2007 Private Placement." As of December 31, 2007, ArcLight continued to own approximately 7.1% of our outstanding common stock. Members of our senior management acquired shares of capital stock in 2006 and 2007, and are also selling stockholders pursuant to this prospectus.

        From 1999 to 2005, we acquired and exited numerous businesses as we shifted our strategic focus to better serving the utility infrastructure needs of our customers. In 2003, we made several changes in our management team, including the appointment of Mr. Koertner as our chief executive officer. Since that time, management has worked to position our business to focus on high growth electrical utility infrastructure projects and increased emphasis on safety, leading to a more stable workforce and higher operating margins. Our various stockholders have provided the incremental financial and strategic resources necessary for us to build upon our established foundation, improve our overall performance, invest in our asset base, and position ourselves for substantial growth.

Recent Developments

        Although we have not completed our interim period reporting process for the three month period ended March 31, 2008, we anticipate contract revenues of $            to $            , net income of $            to $            and net income per diluted share of $            to $            as compared to contract revenues of $141.4 million, net income of $1.4 million and net income per diluted share of $0.08 for the three months ended March 31, 2007. In computing net income per diluted share, there were approximately            weighted average shares outstanding for the three months ended March 31, 2008, as compared to 16,446,842 weighted average shares outstanding for the three months ended March 31, 2007. Additionally, we expect to report depreciation and amortization of approximately $            for the three months ended March 31, 2008, as compared to $3.3 million for the three months ended March 31, 2007. We also expect to report cash and cash equivalents in excess of $            at March 31, 2008, as compared to $34.5 million at December 31, 2007. Since our review of the Company's results for this period is not yet complete, the information above is subject to change and may not be indicative of our actual reported results.

Additional Information

        Our principal executive offices are located at Three Continental Towers, 1701 West Golf Road, Suite 1012, Rolling Meadows, Illinois 60008-4007. The telephone number of our principal executive offices is (847) 290-1891, and we maintain a website at www.myrgroup.com. Information contained on our website does not constitute a part of this prospectus.

THE OFFERING

        The following summary is provided solely for your convenience. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus. For a more detailed description of the common stock, see "Description of Capital Stock."

Common stock offered by selling stockholders(1)	19,690,777 shares
Dividend policy	We do not anticipate paying cash dividends on shares of our common stock for the foreseeable future.
Use of proceeds	We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.
Listing and trading	Once we are able to meet the applicable listing requirements we intend to apply to list our common stock on the Nasdaq Global Market or the Nasdaq Capital Market.
Risk factors	Please read the section entitled "Risk Factors" beginning on page 11 for a discussion of some of the factors you should carefully consider before deciding to invest in our common stock.

(1)
See "Selling Stockholders" for more information on the selling stockholders. The shares being sold pursuant to this prospectus include all of the outstanding shares of common stock and shares issuable pursuant to options granted prior to December 20, 2007, other than 1,395,707 shares owned by affiliates of ArcLight.

SUMMARY HISTORICAL CONSOLIDATED AND UNAUDITED PRO FORMA FINANCIAL AND
OPERATING INFORMATION

Summary Historical Consolidated Financial Information

        The following table sets forth certain summary consolidated financial information on a historical basis.

        The summary statement of operations and balance sheet data set forth below for the year ended December 31, 2005 and for the period from January 1, 2006 to November 30, 2006 (Predecessor basis); for the period from December 1, 2006 to December 31, 2006 and for the year ended December 31, 2007 (Successor basis); and as of December 31, 2006 and 2007 (Successor basis), has been derived from our audited consolidated financial statements and footnotes thereto included elsewhere in this prospectus. The summary balance sheet data set forth below as of December 31, 2005 (Predecessor basis) has been derived from our audited consolidated financial statements not included in this prospectus. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. Historical results are not necessarily indicative of the results we expect in the future and quarterly results are not necessarily indicative of the results of any future quarter or any full-year period. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results from Operations" and the consolidated financial statements and notes thereto included in this prospectus.

Statement of operations data:	Predecessor(1)		Successor(1)
		For the period from January 1, 2006 to November 30, 2006	For the period from December 1, 2006 to December 31, 2006
	For the year ended December 31,
				For the year ended December 31, 2007
(in thousands, except share and per share data)	2005
Contract revenues	$508,700	$489,055	$46,202	$610,314
Contract costs	457,287	435,520	41,381	540,868

Gross profit	51,413	53,535	4,821	69,446
Selling, general and administrative expenses	37,438	37,754	3,126	45,585
Amortization of intangible assets	306	281	115	769
Gain on sale of property and equipment	(855)	(434)	(10)	(768)
Goodwill impairment(8)	16,618	—	—	—
Offering related charges	—	—	—	26,513

Income (loss) from operations	(2,094)	15,934	1,590	(2,653)

Other income (expense):
Interest income	469	1,382	145	1,234
Interest expense	(18)	(299)	(41)	(1,694)
Other, net	(343)	(192)	(20)	(153)

Income (loss) before provision for income taxes	(1,986)	16,825	1,674	(3,266)
Income tax expense (benefit)	6,624	6,807	741	(64)

Income (loss) from continuing operations, net	(8,610)	10,018	933	(3,202)
Discontinued operations:
Discontinued operations, net of income tax expense of $328 in 2005	492	—	—	—
Loss on sale of discontinued, operations, net of income tax (benefit) of $(450) in 2005	(1,356)	—	—	—

Loss from discontinued operations, net	(864)	—	—	—

Net income (loss)	$(9,474)	$10,018	$933	$(3,202)

Basic and diluted income (loss) per common share(7)
Income (loss) from continuing operations	$(.52)	$.61	$.06	$(.19)
Income (loss) from discontinued operations	.03	—	—	—
(Loss) on sale of discontinued operations	(.08)	—	—	—

Net income (loss)	$(.57)	$.61	$.06	$(.19)

Weighted average number of common shares and potential common shares outstanding(7):
Basic and diluted	16,446,842	16,446,842	16,446,842	16,540,392

Balance sheet data: (in thousands)	Predecessor(1)	Successor(1)
	As of December 31,
		As of December 31, 2006	As of December 31, 2007
	2005
Cash and cash equivalents	$28,937	$26,223	$34,547
Working capital(2)	54,664	41,636	52,126
Total assets	243,631	256,544	305,791
Long term debt(3)	—	—	30,000
Total liabilities	138,612	128,753	174,855
Stockholders' equity	$105,019	$127,791	$130,936
Other Data:(Unaudited) (in thousands)	Predecessor(1)		Successor(1)
		For the period from January 1, 2006 to November 30, 2006	For the period from December 1, 2006 to December 31, 2006
	For the year ended December 31,
				For the year ended December 31, 2007
	2005
EBITDA(4)	$1,586	$20,654	$2,690	$7,862
Backlog(5)	224,006	N/A	N/A	216,602
Capital expenditures	5,302	12,482	1,331	28,171
Depreciation and amortization(6)	4,887	4,912	1,120	10,668
Net cash flows provided by operating activities	21,408	15,600	6,331	16,693
Net cash flows used in investing activities	(780)	(11,984)	(1,319)	(26,022)
Net cash flows (used in) provided by financing activities	(4,387)	(6,342)	(5,000)	17,653

(1)
On March 10, 2006 and November 30, 2006, ArcLight, through its affiliates MYR Group Holdings LLC and MYR Group Holdings II LLC, purchased approximately 98% of the outstanding shares of our common stock from FirstEnergy Corp. The transaction was accounted for under the purchase method of accounting, which required our net assets to be recognized at fair value upon acquisition. The effect of this acquisition was reflected in our financial statements on November 30, 2006. Our financial statements for periods prior to December 1, 2006 (our Predecessor periods) were prepared on the historical cost basis of accounting, which existed prior to the transaction. Our financial statements for periods subsequent to November 30, 2006 (our Successor periods) were prepared on a new basis of accounting, that is, fair value. As a result, our results for the Successor periods are not necessarily comparable to the Predecessor periods.

(2)
Working capital represents total current assets less total current liabilities.

(3)
Long term debt represents the $30.0 million draw under our term loan facility at December 31, 2007, including current maturities.

(4)
EBITDA, a performance measure used by management, is defined as net income (loss) plus: interest expense, provision for income taxes and depreciation and amortization, as shown in the table below. EBITDA, as presented for the years ended December 31, 2005 and 2007, for the period from January 1, 2006 to November 30, 2006 and for the period from December 1, 2006 to December 31, 2006, is not defined under U.S. generally accepted accounting principles, and does not purport to be an alternative to net income as a measure of operating performance or to net cash flows provided by operating activities as a measure of liquidity. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly-titled measures of other companies. We use, and we believe investors benefit from the presentation of, EBITDA in evaluating our operating performance because it provides us and our investors with an additional tool to compare our operating performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our core operations. We believe that EBITDA is useful to investors and other external users of our financial statements in evaluating our operating performance and cash flow because EBITDA is widely used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

However, using EBITDA as a performance measure has material limitations as compared to net income, or other financial measures as defined under GAAP as it excludes certain recurring items which may be meaningful to investors. EBITDA excludes interest expense or interest income; however, as we have borrowed money in order to finance transactions and operations, or invested available cash to generate interest income, interest expense and interest income are elements of our cost structure and ability to generate revenue and returns for our stockholders. Further, EBITDA excludes depreciation and amortization; however, as we use capital and intangible assets to generate revenues, depreciation and amortization are a necessary element of our costs and ability to generate revenue. Finally, EBITDA excludes income taxes; however, as we are organized as a corporation, the payment of taxes is a necessary element of our operations. As a result of these exclusions from EBITDA, any measure that excludes interest expense, interest income, depreciation and amortization and income taxes has material limitations as compared to net income. When using EBITDA as a performance measure, management compensates for these limitations by comparing EBITDA to net income in each period, so as to allow for the comparison of the performance of the underlying core operations with the overall performance of the company on a full-cost, after tax basis. Using both EBITDA and net income to evaluate the business allows management and investors to (a) assess our relative performance against our competitors, and (b) ultimately monitor our capacity to generate returns for our stockholders.

The following table provides a reconciliation of net income to EBITDA:

	Predecessor(1)		Successor(1)
(dollars in thousands)	For the year ended December 31, 2005	For the period from January 1, 2006 to November 30, 2006	For the period from December 1, 2006 to December 31, 2006	For the year ended December 31, 2007
Net income (loss)	$(9,474)	$10,018	$933	$(3,202)
Interest expense (income), net	(451)	(1,083)	(104)	460
Provision (benefit) for income taxes	6,624	6,807	741	(64)
Depreciation and amortization(6)	4,887	4,912	1,120	10,668

EBITDA	$1,586	$20,654	$2,690	$7,862

We also use EBITDA as a liquidity measure. We believe this financial measure is important in analyzing our liquidity because it is a key component of certain material covenants contained within our Credit Agreement, which is discussed in more detail in Note 9, Credit Agreement, on pages F-24 through F-25 to our financial statements. Non-compliance with these financial covenants under our Credit Agreement—our interest coverage ratio and our leverage ratio—could result in our lenders requiring us to immediately repay all amounts borrowed. If we anticipated a potential covenant violation, we would seek relief from our lenders, causing us to incur additional cost, and such relief might not be on terms as favorable as those in our existing Credit Agreement. In addition, if we cannot satisfy these financial covenants, we would be prohibited under our Credit Agreement from engaging in certain activities, such as incurring additional indebtedness, making certain payments, and acquiring or disposing of assets. Based on the information above, management believes that the presentation of EBITDA as a liquidity measure would be useful to investors and relevant to their assessment of our capacity to service, or incur, debt.

	Predecessor(1)		Successor(1)
(dollars in thousands)	For the year ended December 31, 2005	For the period from January 1, 2006 to November 30, 2006	For the period from December 1, 2006 to December 31, 2006	For the year ended December 31, 2007
EBITDA	$1,586	$20,654	$2,690	$7,862
Add/(subtract)
Interest income (expense), net	451	1,083	104	(460)
Benefit (provision) for income taxes	(6,624)	(6,807)	(741)	64
Depreciation and amortization	(4,887)	(4,912)	(1,120)	(10,668)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities	20,309	2,995	315	23,191
Changes in operating assets and liabilities	10,573	2,587	5,083	(3,296)

Net cash flows provided by operating activities	$21,408	$15,600	$6,331	$16,693

(5)
Backlog represents our estimated revenue on uncompleted contracts, including the amount of revenue on contracts on which work has not begun, minus the revenue we have recognized under such contracts. We calculate backlog differently for different types of contracts. For our fixed-price contracts, we include the full remaining portion of the contract in our calculation of backlog. For our unit-price, time-and-equipment, time-and-materials and cost-plus contracts, our projected revenue for a three-month period is included in the calculation of backlog, regardless of the duration of the contract, which typically exceeds such three-month period. These types of contracts are generally awarded as part of master service agreements ("MSAs") which typically have a one to three-year duration from execution. Given the duration of our contracts and MSAs and our method of calculating backlog, our backlog at any point in time may not accurately represent the revenue that we expect to realize during any period and our backlog as of the end of a fiscal year may not be indicative of the revenue we expect to earn in the following fiscal year and should not be viewed or relied upon as a stand-alone indicator.

(6)
Depreciation and amortization includes depreciation on capital assets and amortization of finite lived intangible assets.

(7)
Basic and diluted income (loss) per common share data and our basic diluted weighted average number of common shares and potential common shares outstanding reflects the effect of the approximately 164.47 common shares for one common share stock split of our common stock completed on December 13, 2007.

(8)
As part of the business valuation associated with the acquisition of our common stock by affiliates of ArcLight, subsequent to the December 31, 2005 balance sheet date but before the consolidated financial statements were issued for the year ended December 31, 2005, it was determined that an impairment had occurred at December 31, 2005. Based on the second step comparison of the fair value to the restated carrying value, the impairment loss of $16.6 million was recorded by the T&D and C&I reporting units of $12.4 million and $4.2 million, respectively.

Summary Unaudited Pro Forma Financial Information

        The following table sets forth our summary unaudited pro forma financial information for the year ended December 31, 2007, which has been derived from our unaudited pro forma financial information included elsewhere in this prospectus.

        The summary unaudited pro forma consolidated statements of operations information for the year ended December 31, 2007 is presented:

  •
  on an actual basis; and

  •
  on a pro forma as adjusted basis to give effect to (a) our entrance into our Credit Facility, including the draw of $50.0 million under the term loan facility on August 31, 2007, as if we entered into the facility on January 1, 2007; (b) the issuance of 17,780,099 shares of common stock pursuant to the 2007 Private Placement and the repurchase of 14,516,765 shares of common stock and 49,675 shares of common stock underlying options, from our current and prior stockholders and option holders with the proceeds thereof; and (c) the repayment of $20.0 million under our term loan facility with the proceeds of the 2007 Private Placement, as if all such transactions occurred on January 1, 2007.

        The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. The summary unaudited pro forma financial information is presented for illustrative and informational purposes only, and is not necessarily indicative of what our actual financial position or results of operations would have been had the described transactions occurred on the dates or during the periods presented, nor does it purport to represent the results of any future periods.

        The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results from Operations" and the pro forma financial information and notes thereto included elsewhere in this prospectus.

Statement of operations data:
(in thousands except share and per share data)

	For the year ended December 31, 2007
Pro forma as adjusted	Actual	Pro forma as adjusted
Contract revenues	$610,314	$610,314
Contract costs	540,868	540,868

Gross profit	69,446	69,446
Selling, general and administrative expenses	45,585	45,585
Amortization of intangible assets	769	769
Gain on sale of property and equipment	(768)	(768)
Offering related charges	26,513	26,513

Income (loss) from operations	(2,653)	(2,653)
Other income (expense):
Interest income	1,234	1,234
Interest expense	(1,694)	(2,723)
Other, net	(153)	(153)

Income (loss) before provision for income taxes	(3,266)	(4,295)
Income tax expense	(64)	(476)

Net income (loss)	(3,202)	(3,819)

Basic and diluted income per common share	$(.19)
Pro forma income per common share
Basic and diluted		$(0.21)
Weighted average number of common shares and potential common shares outstanding
Basic and diluted	16,540,392	18,542,042

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risks as well as other information contained in this prospectus, including our consolidated financial statements and the notes to those statements before investing in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Our Industry

  Our operating results may vary significantly from quarter-to-quarter.

        Our quarterly results also may be materially and adversely affected by:

  •
  the timing and volume of work under contract;

  •
  regional and general economic conditions;

  •
  the budgetary spending patterns of customers;

  •
  variations in the margins of projects performed during any particular quarter;

  •
  a change in the demand for our services and increased costs of performance of our services caused by severe weather conditions;

  •
  increases in design and construction costs that we are unable to pass through to our customers;

  •
  the termination of existing agreements;

  •
  losses experienced in our operations not otherwise covered by insurance;

  •
  a change in the mix of our customers, contracts and business;

  •
  payment risk associated with the financial condition of our customers;

  •
  cost overruns on fixed-price contracts;

  •
  availability of qualified labor hired for specific projects;

  •
  changes in bonding requirements applicable to existing and new agreements; and

  •
  costs we incur to support growth internally or through acquisitions or otherwise.

        Accordingly, our operating results in any particular quarter may not be indicative of the results that you can expect for any other quarter or for the entire year.

  Demand for our services is cyclical and vulnerable to downturns in the industries we serve as well as regional and general economic downturns, which may result in extended periods of low demand for our services.

        The demand for infrastructure construction and maintenance services from our customers has been, and will likely continue to be, cyclical in nature and vulnerable to downturns in the industries we serve as well as the United States economy in general. If the general level of economic activity slows, or if the economic activity in the regions that we serve slows, financing conditions for our industry could be adversely affected and our customers may delay commencement of work on or cancel new projects or maintenance activity on existing projects or may undertake to outsource less work to contractors such as us. A number of other factors, including financing conditions for the industry and customer financial conditions, could adversely affect our customers' ability or willingness to fund capital expenditures. As a result, demand for our services could decline substantially for extended periods, particularly during economic downturns, which could decrease revenues, margins, profits and cash flows and have a material adverse effect on our financial condition, results of operations and cash flows.

  Our industry is highly competitive.

        Our industry is served by numerous small, owner-operated private companies, a few public companies and several large national and regional companies. In addition, relatively few barriers prevent entry into the C&I market and the distribution market. As a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors in those areas. Competition in the industry depends on a number of factors, including price. Certain of our competitors, including our competitors in the transmission market, may have lower overhead cost structures and, therefore, may be able to provide their services at lower rates than ours. In addition, some of our competitors may have greater resources than we do. Furthermore, two of our largest competitors have recently merged. We cannot be certain that our competitors will not develop the expertise, experience and resources to provide services that are superior in both price and quality to our services. Similarly, we cannot be certain that we will be able to maintain or enhance our competitive position within the markets we serve or maintain our customer base at current levels. We also may face competition from the in-house service organizations of our existing or prospective customers. Electric power providers often employ personnel to internally perform some of the same types of services we do. We cannot be certain that our existing or prospective customers will continue to outsource services in the future which could have a material adverse effect on our financial condition, results of operations and cash flows.

  We may be unsuccessful at generating internal growth.

        Our ability to generate internal growth will be affected by, among other factors, our ability to:

  •
  attract new customers;

  •
  increase the number of projects performed for existing customers;

  •
  hire and retain qualified personnel;

  •
  successfully bid for new projects; and

  •
  adapt the range of services we offer to customers to address their evolving construction needs.

        In addition, our customers may reduce the number or size of projects available to us due to their inability to obtain capital. Many of the factors affecting our ability to generate internal growth may be beyond our control, and we cannot be certain that our strategies will be successful or that we will be able to generate cash flow sufficient to fund our operations and to support internal growth. If we are unsuccessful, we may not be able to achieve internal growth, expand our operations or grow our business and the failure to do so could have a material adverse effect on our financial condition, results of operations and cash flow.

  Backlog may not be realized or may not result in profits.

        Backlog is difficult to determine accurately and different companies within our industry may define backlog differently. We refer to our estimated revenue on uncompleted contracts, including the amount of revenue on contracts on which work has not begun, minus the revenue we have recognized under such contracts as "backlog." We calculate backlog differently for different types of contracts. For our fixed-price contracts, we include the full remaining portion of the contract in our calculation of backlog. For our unit-price, time-and-equipment, time-and-materials and cost-plus contracts, our projected revenue for a three-month period is included in the calculation of backlog, regardless of the duration of the contract, which typically exceeds such three-month period. In addition, we work with some of our customers under MSAs. Although the terms of most MSAs do not require our customers to assign work to us, we include an estimate based upon our historical experience of expected revenues under MSAs for the upcoming three months in our backlog.

        Most contracts, including MSAs, may be terminated by our customers on short notice, typically 30 to 90 days, but sometimes less. Reductions in backlog due to cancellation by a customer or for other reasons could significantly reduce the revenue and profit we actually receive from contracts in backlog. In the event of a project cancellation, we may be reimbursed for certain costs but we typically have no contractual right to the total revenues reflected in our backlog. Projects may remain in backlog for extended periods of time. The timing of contract awards and duration of large new contracts can significantly affect backlog reporting. Given these factors and our method of calculating backlog, our backlog at any point in time may not accurately represent the revenue that we expect to realize during any period and our backlog as of the end of a fiscal year may not be indicative of the revenue we expect to earn in the following fiscal year and should not be viewed or relied upon as a stand-alone indicator. Consequently, we cannot assure you as to our customers' requirements or our estimates. Inability to realize revenue from our backlog could have a material adverse effect on our financial condition, results of operations and cash flows.

  The Energy Act may fail to result in increased spending on electric power transmission infrastructure.

        Implementation of the Energy Act remains subject to considerable fiscal and regulatory uncertainty. Many of the regulations implementing the components of the Energy Act have not been promulgated and many others have only recently been finalized at the agency level, and the effect of these regulations, once implemented and after any judicial review or challenge is uncertain. The Energy Act may not streamline the process for siting and permitting new transmission projects or eliminate the barriers to new transmission investments. As a result, the Energy Act may not result in the anticipated increased spending on the electric power transmission infrastructure. Continued uncertainty regarding the new infrastructure investments and the implementation and impact of the Energy Act may result in slower growth in demand for our services.

  Our use of percentage-of-completion accounting could result in a reduction or elimination of previously reported profits.

        As discussed in "Management's Discussion and Analysis of Financial Condition and Results from Operations—Critical Accounting Policies" and in the notes to our consolidated financial statements, a significant portion of our revenues is recognized on a percentage-of-completion method of accounting, using the cost-to-cost method. This method is used because management considers expended costs to be the best available measure of progress on these contracts. This accounting method is standard for fixed-price contracts. The percentage-of-completion accounting practice we use results in our recognizing contract revenues and earnings ratably over the contract term in proportion to our incurrence of contract costs. The earnings or losses recognized on individual contracts are based on estimates of contract revenues, costs and profitability. Contract losses are recognized in full when determined, and contract profit estimates are adjusted based on ongoing reviews of contract profitability. Penalties are recorded when known or finalized, which generally is during the latter stages of the contract. In addition, we record adjustments to estimated costs of contracts when we believe the change in estimate is probable and the amounts can be reasonably estimated. These adjustments could result in both increases and decreases in profit margins. Actual results could differ from estimated amounts and could result in a reduction or elimination of previously recognized earnings. In certain circumstances, it is possible that such adjustments could be significant and could have a material adverse effect on our financial condition, results of operations and cash flows.

  Our actual costs may be greater than expected in performing our fixed-price and unit-price contracts.

        We currently generate, and expect to continue to generate, a portion of our revenues and profits under fixed-price and unit-price contracts. We must estimate the costs of completing a particular project to bid for these types of contracts. The actual cost of labor and materials, however, may vary from the costs we originally estimated and we may not be successful in recouping additional costs from our customers. These variations, along with other risks inherent in performing fixed-price and unit-price contracts, may cause actual revenue and gross profits for a project to differ from those we originally estimated and could result in reduced profitability or losses on projects due to changes in a variety of factors such as:

  •
  failure to properly estimate costs of engineering, material, equipment or labor;

  •
  unanticipated technical problems with the structures, materials or services being supplied by us, which may require that we spend our own money to remedy the problem;

  •
  project modifications creating unanticipated costs;

  •
  changes in the costs of equipment, materials, labor or subcontractors;

  •
  our suppliers' or subcontractors' failure to perform;

  •
  difficulties in our customers obtaining required governmental permits or approvals;

  •
  changes in local laws and regulations;

  •
  delays caused by local weather conditions; and

  •
  exacerbation of any one or more of these factors as projects grow in size and complexity.

        Depending upon the size of a particular project, variations from the estimated contract costs could have a material adverse effect on our financial condition, results of operations and cash flows.

  Our financial results are based upon estimates and assumptions that may differ from actual results.

        In preparing our consolidated financial statements in conformity with GAAP, several estimates and assumptions are used by management in determining the reported amounts of assets and liabilities, revenues and expenses recognized during the periods presented and disclosures of contingent assets and liabilities known to exist as of the date of the financial statements. These estimates and assumptions must be made because certain information that is used in the preparation of our financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and we must exercise significant judgment. Estimates may be used in our assessment of the allowance for doubtful accounts, valuation of inventory, useful lives of property and equipment, fair value assumptions in analyzing goodwill and long-lived asset impairments, self-insured claims liabilities, forfeiture estimates relating to stock-based compensation, revenue recognition under percentage-of-completion accounting and provision for income taxes. From time-to-time we may publicly provide earnings or other forms of guidance, which reflect our predictions about future revenue, operating costs and capital structure, among other factors. These predictions may be impacted by estimates, as well as other factors that are beyond our control and may not turn out to be correct. Actual results for all estimates could differ materially from the estimates and assumptions that we use, which could have a material adverse effect on our financial condition, results of operations and cash flows.

  We self-insure against many potential liabilities and our reserves for estimated losses may be less than our actual losses.

        Although we maintain insurance policies with respect to automobile liability, general liability, workers' compensation and employers' liability, those policies do not cover all possible claims. Our deductible for each line of coverage is the first $1.0 million per claim up to the claim aggregate amount as defined per each policy. The claim aggregate for each policy is calculated as the cumulative excess over the first $0.5 million of each claim incurred, up to the deductible amount per claim. The claim aggregate amount for each policy is as follows: $1.5 million for workers' compensation, $1.5 million for general liability and $1.0 million for automobile liability. Once a policy's claim aggregate is reached per line of coverage, the deductible for that policy is reduced to $0.5 million per claim. We also have an employee health care benefit plan for employees not subject to collective bargaining agreements, which is subject to a deductible of $0.1 million per covered individual per year. Losses up to the deductible amounts are accrued based upon our estimates of the ultimate liability for claims reported and an estimate of claims incurred but not yet reported. However, insurance liabilities are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. If we were to experience insurance claims or costs significantly above our estimates, such claims or costs could have a material adverse effect on our financial condition, results of operations and cash flows.

  We may incur liabilities or suffer negative financial impact relating to occupational health and safety matters.

        Our operations are subject to extensive laws and regulations relating to the maintenance of safe conditions in the workplace. While we have invested, and will continue to invest, substantial resources in our occupational health and safety programs, our industry involves a high degree of operational risk and there can be no assurance that we will avoid significant liability exposure. Our business is subject to numerous safety risks, including electrocutions, fires, natural gas explosions, mechanical failures, weather-related incidents, transportation accidents and damage to equipment on which we work. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and other consequential damages and could lead to suspension of operations, large damage claims and, in extreme cases, criminal liability. Although we have taken what we believe are appropriate precautions, we have suffered serious injuries and fatalities in the past and may suffer additional serious injuries and fatalities in the future. Claims for damages to persons, including claims for bodily injury or loss of life, could result in substantial costs and liabilities. In addition, we have in the past and we may in the future be subject to criminal penalties relating to occupational health and safety violations, which have resulted in and could in the future result in substantial costs and liabilities.

        Our customers seek to minimize safety risks on their sites and they frequently review the safety records of outside contractors during the bidding process. If our safety record were to substantially deteriorate over time, we might become ineligible to bid on certain work and our customers could cancel our contracts and not award us future business.

  We may pay our suppliers and subcontractors before receiving payment from our customers for the related services.

        We use suppliers to obtain the necessary materials and subcontractors to perform portions of our services and to manage work flow. In some cases, we pay our suppliers and subcontractors before our customers pay us for the related services. If we pay our suppliers and subcontractors for materials purchased and work performed for customers who fail to pay, or delay paying, us for the related work, we could experience a material adverse effect on our financial condition, results of operations and cash flows.

  We extend credit to customers for purchases of our services, and in the past we have had, and in the future we may have, difficulty collecting receivables from major customers that are subject to protection under bankruptcy or insolvency laws or are otherwise experiencing financial difficulties.

        We grant credit, generally without collateral, to our customers in our T&D segment, which include investor-owned utilities, independent power producers, municipalities and cooperatives across the United States and in our C&I segment, which include general contractors, commercial and industrial facility owners, local governments and developers located primarily in the western United States. Consequently, we are subject to potential credit risk related to changes in business and economic factors throughout the continental United States. Our customers also include special purpose entities that own T&D projects which do not have the financial resources of traditional transmission utility operators. If any of our major customers file for bankruptcy or experience financial difficulties, we could experience reduced cash flows and losses in excess of current allowances provided. In addition, material changes in any of our customer's revenues or cash flows could affect our ability to collect amounts due from them.

  We derive a significant portion of our revenues from a few customers, and the loss of one or more of these customers could have a material adverse effect on our financial condition, results of operations and cash flows.

        Our customer base is highly concentrated, with our top ten customers accounting for 42.6% of our revenue for the period from January 1, 2006 to November 30, 2006, 52.4% of our revenue for the period from December 1, 2006 to December 31, 2006, and 45.8% of our revenue for the year ended December 31, 2007. Our largest customer accounted for 11.9%, 11.6%, and 10.9% of our revenue for the period from January 1, 2006 to November 30, 2006, for the period from December 1, 2006 to December 31, 2006 and for the year ended December 31, 2007, respectively. Our revenue could significantly decline if we lose one or more of our significant customers. In addition, revenues under our contracts with significant customers may vary from period-to-period depending on the timing and volume of work which such customers order in a given period and as a result of competition from the in-house service organizations of our customers. Reduced demand for our services or a loss of a significant customer could have a material adverse effect on our financial condition, results of operations and cash flows.

  Many of our contracts may be canceled on short notice, and we may be unsuccessful in replacing our contracts if they are canceled or as they are completed or expire.

        We could experience a decrease in our revenue, net income and liquidity if any of the following occur:

  •
  our customers cancel a significant number of contracts;

  •
  we fail to win a significant number of our existing contracts upon re-bid;

  •
  we complete a significant number of non-recurring projects and cannot replace them with similar projects; or

  •
  we fail to reduce operating and overhead expenses consistent with any decrease in our revenue.

        Many of our customers may cancel our contracts on short notice, typically 30-90 days, even if we are not in default under the contract. Certain of our customers assign work to us on a project-by-project basis under MSAs. Under these agreements, our customers often have no obligation to assign a specific amount of work to us. Our operations could decline significantly if the anticipated volume of work is not assigned to us. Many of our contracts, including our MSAs, are opened to public bid at the expiration of their terms. There can be no assurance that we will be the successful bidder on our existing contracts that come up for re-bid.

  A significant portion of our business depends on our ability to provide surety bonds and we may be unable to compete for or work on certain projects if we are not able to obtain the necessary surety bonds.

        Our contracts may require that we provide to our customers security for the performance of their projects. This security may be in the form of bonds whereby a commercial surety provides for the benefit of the customer a bond insuring completion of the project, a "performance bond," a separate bond insuring persons furnishing labor and materials to the project are paid, a "payment bond," or both. Further, under standard terms in the surety market, sureties issue or continue bonds on a project-by-project basis and can decline to issue bonds at any time or require the posting of additional collateral as a condition to issuing or renewing any bonds.

        Current or future market conditions, as well as changes in our surety's assessment of our operating and financial risk, could cause our surety providers to decline to issue or renew, or substantially reduce the amount of, bonds for our work and could increase our bonding costs. These actions could be taken on short notice. If our surety providers were to limit or eliminate our access to bonding, our alternatives would include seeking bonding capacity from other sureties, finding more business that does not require bonds and posting other forms of collateral for project performance, such as letters of credit or cash. We may be unable to secure these alternatives in a timely manner, on acceptable terms, or at all. Accordingly, if we were to experience an interruption or reduction in the availability of bonding capacity, we may be unable to compete for or work on certain projects and such interruption or reduction could have a material adverse effect on our financial condition, results of operations and cash flows.

  Our bonding requirements may limit our ability to incur indebtedness.

        Our ability to obtain surety bonds depends upon various factors including our capitalization, working capital and amount of our indebtedness. In order to help ensure that we can obtain required bonds, we may be limited in our ability to incur additional indebtedness that may be needed to refinance our existing credit facilities upon maturity and to execute our business plan. Our inability to incur additional indebtedness could have a material adverse effect on our business, operating results and financial condition.

  Inability to hire or retain key personnel could disrupt business.

        We depend on the continued efforts of our executive officers and senior management, including management at each operating subsidiary. Other than with respect to our named executive officers and one additional member of our senior management team, we do not have employment or non-competition agreements with any of our employees. The relationships between our executive officers and senior management and our customers are important to our being retained. We are also dependent upon our project managers and field supervisors who are responsible for managing and drawing employees to our projects. There can be no assurance that any individual will continue in his or her capacity for any particular period of time. Industry-wide competition for managerial talent has increased and the loss of one or more of our key employees could have an adverse effect on our business. The loss of key personnel, or the inability to hire and retain qualified employees, could negatively impact our ability to manage our business and relationships with our customers. We do not carry key person life insurance on employees.

  Our unionized workforce could adversely affect our operations.

        As of December 31, 2007, approximately 88.8% of our field labor employees were covered by collective bargaining agreements. Although the majority of these agreements prohibit strikes and work stoppages, we cannot be certain that strikes or work stoppages will not occur in the future. Strikes or work stoppages would adversely impact our relationships with our customers and could have a material adverse effect on our financial condition, results of operations and cash flows.

  Our business is labor intensive, and we may be unable to attract and retain qualified employees.

        Our ability to maintain our productivity and profitability will be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. We may not be able to maintain an adequate skilled labor force necessary to operate efficiently and to support our growth strategy. We have from time-to-time experienced shortages of certain types of qualified personnel. For example, there is a shortage of engineers, project managers, field supervisors, linemen and other skilled workers capable of working on and supervising the construction of high-voltage electric lines and substations. During periods with volumes of storm restoration services work, linemen are frequently recruited across geographic regions to satisfy demand. Many linemen are willing to travel in order to earn premium wages for such work, which from time-to-time makes it difficult for us to retain these workers for ongoing projects when storm conditions persist. The supply of experienced engineers, project managers, field supervisors, linemen and other skilled workers may not be sufficient to meet current or expected demand. The commencement of new, large-scale infrastructure projects or increased demand for infrastructure improvements as well as the aging utility workforce further depletes the pool of skilled workers available to us, even if we are not awarded such projects. Labor shortages or increased labor costs could impair our ability to maintain our business or grow our revenues. If we are unable to hire employees with the requisite skills, we may also be forced to incur significant training expenses.

  Inability to perform our obligations under EPC contracts may adversely affect our business.

        EPC contracts require us to perform a range of services for our customers, some of which we routinely subcontract to other parties. We believe that these types of contracts will become increasingly prevalent in the T&D industry. In most instances, these contracts require completion of a project by a specific date, achievement of certain performance standards or performance of our services at a certain standard of quality. If we subsequently fail to meet such dates or standards, we may be held responsible for costs resulting from such failure. Our inability to obtain the necessary material and equipment to meet a project schedule or the installation of defective material or equipment could have a material adverse effect on our financial condition, results of operations and cash flows.

  We require subcontractors to assist us in providing certain services and we may be unable to retain the necessary subcontractors to complete certain projects.

        We use subcontractors to perform portions of our contracts and to manage workflow, particularly for design, engineering, procurement and some foundation work. We are not dependent on any single subcontractor. However, general market conditions may limit the availability of subcontractors on which we rely to perform portions of our contracts and this could have a material adverse effect on our financial condition, results of operations and cash flows.

  Our business growth could outpace the capability of our internal infrastructure.

        Our internal infrastructure may not be adequate to support our operations as they expand. To the extent that we are unable to buy or build equipment necessary for a project, either due to a lack of available funding or equipment shortages in the marketplace, we may be forced to rent equipment on a short-term basis or to find alternative ways to perform the work without the benefit of equipment ideally suited for the job, which could increase the costs of completing the project. Furthermore, we may be unable to buy or rent the specialty equipment and tooling we require due to the limited number of manufacturers and distributors in the marketplace. We often bid for work knowing that we will have to rent equipment on a short-term basis and we include our assumptions of market equipment rental rates into our bid. If market rates for rental equipment increase between the time of bid submission and project execution, our margins for the project may be reduced. In addition, our equipment requires continuous maintenance, which we generally provide through our own repair facilities. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain additional third-party repair services at a higher cost or be unable to bid on contracts.

        Future growth also could impose additional responsibilities on members of our senior management. To the extent that we are unable to manage our growth effectively, we may not be able to expand our operations or execute our business plan.

  Seasonal and other variations, including severe weather conditions, may cause significant fluctuations in our financial condition, results of operations and cash flows.

        Although our revenues are primarily driven by spending patterns in our customers' industries, our revenues, particularly those derived from our T&D segment, and results of operations can be subject to seasonal variations. These variations are influenced by weather, hours of daylight, customer spending patterns, available system outages from utilities, bidding seasons and holidays, and can have a significant impact on our gross margins. Our profitability may decrease during the winter months and during severe weather conditions because work performed during these periods may be restricted and more costly to complete. Additionally, our T&D customers often cannot remove their T&D lines from service during the summer months, when consumer demand for electricity is at its peak, delaying the demand for our maintenance and repair services. Working capital needs are also influenced by the seasonality of our business. We generally experience a need for additional working capital during the spring when we increase outdoor construction in weather-affected regions of the country, and we convert working capital assets to cash during the winter months. Significant disruptions in our ability to perform services due to these seasonal variations could have a material adverse effect on our financial conditions, results of operation and cash flows.

  Increases in the costs of certain materials and fuel could reduce our operating margins.

        Because we generally buy materials for our C&I projects, we are exposed to market risk of fluctuations in commodity prices of materials such as copper. Additionally, the price of fuel needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC, and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Most of our contracts do not allow us to adjust our pricing. Accordingly, any increase in material or fuel costs could reduce our profitability and liquidity.

  We could incur liquidated damages or other damages if we do not complete our projects in the time allotted under the applicable contract or we may be required to perform additional work if our services do not meet certain standards of quality.

        In many instances, our contracts require completion of a project by a specific date and/or the achievement of certain performance or quality standards. If we fail to meet such completion dates or standards, we may be responsible for payment in the form of contractually agreed upon liquidated or other damages or we may be required to perform additional services without payment. To the extent that any of these events occur, the total costs of a project could exceed the original estimated costs, and we would experience reduced profits or, in some cases, a loss. Failure to comply with the completion dates and quality standards contained in our contracts could have a material adverse effect on our financial condition, results of operations and cash flows.

  The timing of new contracts may result in unpredictable fluctuations in our cash flow and profitability.

        A substantial portion of our revenues are derived from project-based work that is awarded through a competitive bid process. It is generally very difficult to predict the timing and geographic distribution of the projects that we will be awarded. The selection of, timing of or failure to obtain projects, delays in awards of projects, the re-bidding or termination of projects due to budget overruns, cancellations of projects or delays in completion of contracts could result in the under-utilization of our assets and reduce our cash flows. Even if we are awarded contracts, we face additional risks that could affect whether, or when, work will begin. For example, some of our contracts are subject to financing and other contingencies that may delay or result in termination of projects. This can present difficulty in matching workforce size and equipment location with contract needs. In some cases, we may be required to bear the cost of a ready workforce and equipment that is larger than necessary, resulting in unpredictability in our cash flow, expenses and profitability. If an expected contract award or the related work release is delayed or not received, we could incur substantial costs without receipt of any corresponding revenues. Moreover, construction projects for which our services are contracted may require significant expenditures by us prior to receipt of relevant payments by a customer and may expose us to potential credit risk if such customer should encounter financial difficulties. Finally, the winding down or completion of work on significant projects that were active in previous periods will reduce our revenue and earnings if such significant projects have not been replaced in the current period.

  Our failure to comply with environmental laws could result in significant liabilities.

        We are subject to numerous federal, state and local environmental laws and regulations governing our operations, including the occasional handling, transportation and disposal of non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water, groundwater and soil. We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment. The presence of contamination from or wastes on our properties or at a job site could interfere with ongoing operations. In addition, a part of our business is done in the southwestern United States, where we run a greater risk of fines, work stoppages or other sanctions for disturbing Native American artifacts and archeological sites.

        New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or leaks, or the imposition of new clean-up requirements could require us to incur significant costs or become the basis for new or increased liabilities that could harm our financial condition and results of operations. In certain instances, we have obtained indemnification or covenants from third parties (including predecessors or lessors) for some or all of such cleanup and other obligations and liabilities. However, such third-party indemnities or covenants may not cover all of our costs, and such unanticipated obligations or liabilities, or future obligations and liabilities, may have a material adverse effect on our financial condition, results of operations and cash flows.

  Opportunities within the government arena could lead to increased governmental regulation applicable to us.

        Most government contracts are awarded through a regulated competitive bidding process. If we were to be successful in being awarded government contracts, significant costs could be incurred by us before any revenues were realized from these contracts. Government agencies may review a contractor's performance, cost structure and compliance with applicable laws, regulations and standards. If government agencies determine through these reviews that costs were improperly allocated to specific contracts, they will not reimburse the contractor for those costs or may require the contractor to refund previously reimbursed costs. If government agencies determine that we engaged in improper activity, we may be subject to civil and criminal penalties. Government contracts are also subject to renegotiation of profit and termination by the government prior to the expiration of the term which could lead to reduced revenues and have a material adverse effect on our financial condition, results of operations and cash flows.

  If we fail to integrate future acquisitions successfully, this could adversely affect our business and results of operations.

        As part of our growth strategy, we may acquire companies that expand, complement, or diversify our business. Future acquisitions may expose us to operational challenges and risks, including the diversion of management's attention from our existing business, the failure to retain key personnel or customers of an acquired business, the assumption of unknown liabilities of the acquired business for which there are inadequate reserves and the potential impairment of acquired intangible assets. Our ability to sustain our growth and maintain our competitive position may be affected by our ability to successfully integrate any businesses acquired.

  Our business may be affected by difficult work environments.

        We perform our work under a variety of conditions, including, but not limited to, difficult terrain, difficult site conditions and busy urban centers where delivery of materials and availability of labor may be impacted. Performing work under these conditions can slow our progress, potentially causing us to incur contractual liability to our customers. These difficult conditions may also cause us to incur additional, unanticipated costs that we might not be able to pass on to our customers.

Risks Related To Our Common Stock

  There has been no public market for our common stock, and we do not know if one will develop that will provide you with adequate liquidity. Following the completion of this offering, the trading price for our common stock may be volatile and could be subject to wide fluctuations.

        Although our common stock has been traded on The PORTAL Market (which is operated by The Nasdaq Stock Market, Inc.) since December 20, 2007, we believe that less than            shares have been traded as of the date of this prospectus (or less than            % of the 17,780,099 shares eligible to be traded). As a result, the trading price of our common stock on The PORTAL Market is probably not an accurate indicator of the trading price of our common stock after this offering.

        Although we intend to apply to list the shares of our common stock on the Nasdaq Global Market or Nasdaq Capital Market once we meet the applicable listing requirements, we cannot assure you that we will ever meet their listing requirements or that even if we are successful in obtaining a listing that an active trading market for the shares will develop. The liquidity of any market for the shares of our common stock will depend on a number of factors, including:

  •
  the number of stockholders;

  •
  our operating performance and financial condition;

  •
  the market for similar securities;

  •
  the extent of coverage of us by securities or industry analysts; and

  •
  the interest of securities dealers in making a market in the shares of our common stock.

        Historically, the market for equity securities has been subject to disruptions that have caused substantial volatility in the prices of these securities, which may not have corresponded to the business or financial success of the particular company. We cannot assure you that the market for the shares of our common stock will be free from similar disruptions. Any such disruptions could have an adverse effect on stockholders. In addition, the price of the shares of our common stock could decline significantly if our future operating results fail to meet or exceed the expectations of market analysts and investors.

        Even if an active trading market develops, the market price for our common stock may be highly volatile and could be subject to wide fluctuations. Some of the facts that could negatively affect our share price include:

  •
  actual or anticipated variations in our quarterly operating results;

  •
  changes in our funds from operations or earnings estimates;

  •
  publication of misleading or unfavorable research reports about us or the industry in which we operate;

  •
  increases in market interest rates, which may increase our cost of capital;

  •
  changes in applicable laws or regulations, court rulings and enforcement and legal actions;

  •
  changes in market valuations of similar companies;

  •
  adverse market reaction to any increased indebtedness we incur in the future;

  •
  additions or departures of key personnel;

  •
  actions by our stockholders;

  •
  speculation in the press or investment community; and

  •
  general market and economic conditions.

  You may experience dilution of your ownership interests if we issue additional shares of our common stock in the future.

        We may in the future issue additional shares resulting in the dilution of the ownership interests of our present stockholders and purchasers of our common stock offered hereby. We are currently authorized to issue 100,000,000 shares of common stock and 4,000,000 shares of preferred stock with such designations, preferences and rights as determined by our board of directors. As of the date of this prospectus, there were 19,712,811 shares of our common stock outstanding, which does not include shares reserved for issuance pursuant to our stock incentive plan, including outstanding options to purchase 1,913,673 shares and options to purchase an additional 1,460,000 shares available for future grants. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock, if a market for our stock were to develop. Also, we have issued, and we may issue additional, shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with additional equity-based compensation to existing employees, the hiring of personnel, future acquisitions, future private placements of our securities for capital raising purposes, or for other business purposes.

  Future offerings of debt securities, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market value of common stock.

        In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock. Upon liquidation, holders of our debt securities and preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market value of our common stock, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market value of our common stock and diluting their share holdings in us.

  Future sales of our common stock could have an adverse effect on our share price.

        In general, under Rule 144, a person (or persons whose shares are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell his or her shares without registration and without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144. In addition, under Rule 144, once we have been subject to the reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose shares are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, may sell his or her shares without registration, subject to the continued availability of current public information about us after only a six-month holding period. Any sales by affiliates under Rule 144, even after the applicable holding periods, are subject to requirements and/or limitations with respect to volume, manner of sale, notice, and the availability of current public information about us. As shares of common stock become eligible for sale under Rule 144, the volume of sales of common stock on applicable securities markets may increase, which could reduce the market value of common stock.

        As of the date of this prospectus, there were 19,712,811 shares of our common stock outstanding. The market price of the shares of our common stock could decline as a result of sales by our stockholders or the perception that such sales might occur after the termination of the lock-up restrictions to which our directors and certain members of management are subject. If any of our existing stockholders sell a significant number of shares, the market price of our common stock could be adversely affected and our ability to raise capital may be impaired.

  We do not anticipate paying any dividends on our common stock in the foreseeable future.

        We do not expect to declare or pay any cash dividends in the foreseeable future on our common stock, as we intend to use cash flow generated by operations to expand our business. Our current and future debt instruments also may restrict our ability to declare or pay cash dividends on our common stock.

  We will incur increased costs as a result of being public company.

        As a privately held company, we have not been responsible for the corporate governance and financial reporting practices and policies required of a public company. Following the effectiveness of the registration statement of which this prospectus forms a part, we will be a public company. Once we become a public company, we will incur significant legal, accounting, investor relations and other expenses that we do not currently incur. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC, and to the extent applicable to us, the NYSE, Nasdaq or other stock exchanges, require changes in corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

  Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and value of our capital stock.

        Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to achieve and maintain adequate internal controls, our business, operating results and financial condition could be harmed. After we become a public company upon the effectiveness of the registration statement of which this prospectus forms a part, we will furnish an assessment by our management on the design and operating effectiveness of our internal controls over financial reporting with our annual report on Form 10-K for our fiscal year ending December 31, 2009 and our independent registered public accounting firm will issue a report on that assessment. During the course of this documentation and testing, we may identify significant deficiencies or material weaknesses that we may be unable to remediate before the requisite deadline for those reports. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, this could have a material adverse effect on our ability to process and report financial information and the value of our common stock could significantly decline.

  We have identified material weaknesses in our internal controls over financial reporting that, if not properly corrected, could result in material misstatements in our financial reporting.

        During the preparation of our financial statements to reflect purchase accounting for the 2006 acquisition of our common stock by affiliates of ArcLight, we discovered errors in the accounting for certain items in our previously issued consolidated financial statements in 2004 and 2005. These items included (a) an adjustment to our purchase price allocation for FirstEnergy Corp.'s acquisition of us on November 7, 2001, (b) an adjustment to the amount recorded to reflect the impairment of goodwill in 2005, based upon the revised goodwill amounts and the Company's identification of two reporting units as opposed to the one unit previously utilized, (c) an adjustment to reflect additional tax benefits on the excess of tax over book basis deductions related to our previous owners' stock award plans as additional paid in capital rather than income tax benefit, and (d) other adjustments related to out of period items, reclassifications of non-operating income and expenses to income (loss) from operations, and recording of the goodwill allocated to discontinued operations as a component of income (loss) on sale of discontinued operations rather than as a component of discontinued operations. We corrected these errors through a restatement of our consolidated financial statements for the years ended December 31, 2001 through 2005.

        We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make an assessment of the effectiveness of our internal controls over financial reporting for that purpose. However, we have considered the implications of the restatement of our 2005 financial statements, and we have determined that we did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles to nonstandard and unusual transactions commensurate with our financial reporting requirements and the complexity of our operations and transactions. These deficiencies constitute material weaknesses, which have resulted in material misstatements of our accounts and disclosures and material adjustments to our financial statements. These material weaknesses could result in further material misstatements in our interim or annual consolidated financial statements, which would not be prevented or detected.

        Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

        Management has taken steps to improve and continues to improve our internal control over financial reporting, including the hiring of experienced financial reporting professional consultants, redefining and realigning responsibilities and defining additional controls, reporting processes and procedures to address the accounting requirements for non-recurring and complex transactions. The Company concluded the material weakness was still in the process of being remediated as of December 31, 2007.

        As of the date of this prospectus, we have had only limited operating experience with the remedial measures that have been made to date and cannot provide assurance that these measures or any future measures will adequately remediate the material weakness. In addition, other material weaknesses in our internal controls over financial reporting may be identified in the future. Any failure to remediate the material weakness, to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause failure to meet reporting obligations on a timely basis or result in material misstatements in the annual or interim financial statements. Inadequate internal controls over financial reporting could also cause investors to lose confidence in the reported financial information, which could cause the stock price to decline.

  Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

        The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. The provisions in our certificate of incorporation and by-laws that could delay or prevent an unsolicited change in control of our company include a staggered board of directors, board authority to issue preferred stock, and advance notice provisions for director nominations or business to be considered at a stockholder meeting. In addition, Delaware law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        We are including the following discussion to inform you of some of the risks and uncertainties that can affect our company and to take advantage of the protections for forward-looking statements that applicable federal securities law affords.

        Various statements this prospectus contains, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenue, income and capital spending. Our forward-looking statements are generally accompanied by words such as "estimate," "project," "predict," "believe," "expect," "anticipate," "potential," "plan," "goal" or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this prospectus speak only as of the date of this prospectus; we disclaim any obligation to update these statements (unless required by securities laws), and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including those discussed under "Risk Factors," may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, contingencies and uncertainties include, but are not limited to, the following:

  •
  our operating results may vary significantly from quarter-to-quarter;

  •
  demand for our services is cyclical and we are vulnerable to industry downturns and regional and national downturns;

  •
  our industry is highly competitive;

  •
  we may be unsuccessful in generating internal growth;

  •
  backlog may not be realized or may not result in profits;

  •
  the Energy Policy Act of 2005 may fail to result in increased spending on electric power transmission infrastructure;

  •
  our use of percentage-of-completion accounting could result in a reduction or elimination of previously recognized profits;

  •
  our actual costs may be greater than expected in performing our fixed-price and unit-price contracts;

  •
  our financial results are based upon estimates and assumptions that may differ from actual results;

  •
  we self-insure against many potential liabilities and our reserves for estimated losses may be less than our actual costs;

  •
  we may incur liabilities or suffer negative financial impact relating to occupational health and safety matters;

  •
  we may pay our suppliers and subcontractors before receiving payment from our customers for the related services;

  •
  we extend credit to customers for purchases of our services, and in the past we have had, and in the future we may have, difficulty collecting receivables from major customers that are subject to protection under bankruptcy or insolvency laws or are otherwise experiencing financial difficulties;

  •
  we derive a significant portion of our revenues from a few customers, and the loss of one or more of these customers could have a material adverse effect on our financial condition, results of operations and cash flows;

  •
  many of our contracts may be cancelled upon short notice and we may be unsuccessful in replacing our contracts if they are canceled or as they are completed or expire;

  •
  a significant portion of our business depends on our ability to provide surety bonds and we may be unable to compete for or work on certain projects if we are not able to obtain the necessary surety bonds;

  •
  our bonding requirements may limit our ability to incur indebtedness;

  •
  inability to hire or retain key personnel could disrupt business;

  •
  our unionized workforce could adversely affect our operations;

  •
  our business is labor intensive, and we may be unable to attract and retain qualified employees;

  •
  inability to perform our obligations under engineering, procurement and construction contracts may adversely affect our business;

  •
  we require subcontractors to assist us in providing certain services and we may be unable to retain the necessary subcontractors to complete certain projects;

  •
  our business growth could outpace the capability of our internal infrastructure;

  •
  seasonal and other variations, including severe weather conditions, may cause significant fluctuations in our financial condition, results of operations and cash flows;

  •
  increases in the costs of certain materials and fuel could reduce our operating margins;

  •
  we could incur liquidated damages or other damages if we do not complete our projects in the time allotted under the applicable contract or we may be required to perform additional work if our services do not meet certain standards of quality;

  •
  the timing of new contracts may result in unpredictable fluctuations in our cash flow and profitability;

  •
  our failure to comply with environmental laws could result in significant liabilities;

  •
  opportunities within the government arena could lead to increased governmental regulation applicable to us;

  •
  if we fail to integrate future acquisitions successfully, this could adversely affect our business and results of operations;

  •
  our business may be affected by difficult work environments;

  •
  there has been no public market for our common stock, we do not know if one will develop that will provide you with adequate liquidity, and the trading price for our common stock may be volatile and could be subject to wide fluctuations;

  •
  we have identified material weaknesses in our internal controls over financial reporting that, if not properly corrected, could result in material misstatements in our financial reporting; and

  •
  we will incur increased costs due to the rules and regulations applicable to us as a public company.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares of common stock offered by this prospectus. Any proceeds from the sale of the shares offered by this prospectus will be received by the selling stockholders.

DIVIDEND POLICY

        In 2006 and 2007 we paid aggregate dividends of $55.0 million to our stockholders. These dividends were paid as a $0.30 per share dividend on December 31, 2006 and a $3.04 per share dividend on August 31, 2007. We do not currently anticipate paying any cash dividends on our common stock in the future. Instead, we currently intend to retain our earnings to finance the operation and expansion of our business. The timing and amount of future cash dividends, if any, would be determined by our board of directors and would depend on our earnings, financial condition and cash requirements at the time. Our Credit Facility restricts our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2007.

        You should read the following table in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results from Operations" appearing elsewhere in this prospectus.

	As of December 31, 2007
(in thousands except share data)
	Actual
Long term debt (term loan)	$30,000

Stockholders' equity
Preferred stock—$0.01 par value per share; 4,000,000 authorized shares; none issued and outstanding	—
Common stock—$0.01 par value per share; 100,000,000 authorized shares; 34,229,576 issued and 19,712,811 outstanding	342
Additional paid-in capital	315,732
Retained earnings (accumulated deficit)	(9,630)
Treasury stock, at cost (14,516,765 shares)	(175,508	)(1)

Total stockholders' equity	130,936

Total capitalization	$160,936

    (1)
    On January 19, 2008, the Company retired 14,516,765 shares of the Company's treasury stock, resulting in the elimination of treasury stock, a reduction in common stock of $145 and a reduction in additional paid-in capital of $175,363.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The following unaudited pro forma consolidated condensed financial information has been derived by applying pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus.

        The accompanying unaudited pro forma consolidated condensed statements of income for the year ended December 31, 2007 are presented:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to our entrance into our Credit Facility, including the draw of $50.0 million under the term loan facility on August 31, 2007, as if we entered into the facility on January 1, 2007;

  •
  on a pro forma as adjusted basis to give effect to the issuance of 17,780,099 shares of common stock pursuant to the 2007 Private Placement and the repurchase of 14,516,765 shares of common stock and 49,675 shares of common stock underlying options, from our current and prior stockholders and option holders with the proceeds thereof; the payment of a dividend to our stockholders of $3.04 per share of common stock on August 31, 2007; and the repayment of $20.0 million under our term loan facility with the proceeds of the 2007 Private Placement, as if all such transactions occurred on January 1, 2007.

        The common stock options outstanding at December 31, 2007 are deemed anti-dilutive due to the net loss on an actual and pro forma as adjusted basis.

        The unaudited pro forma adjustments and the 2007 Private Placement offering adjustments are based on available information and certain assumptions that we believe are reasonable and are described below in the accompanying notes. The unaudited information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods.

        The unaudited pro forma consolidated condensed statement of operations should be read in conjunction with the sections of this prospectus entitled "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results from Operations," and our historical consolidated financial statements and related notes thereto included elsewhere in this prospectus. The unaudited pro forma consolidated condensed statement of operations is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions been consummated on the date indicated. Also, the unaudited pro forma consolidated condensed financial statements should not be viewed as indicative of our results of operations as of any future dates or for any future period. The presentation of a pro forma balance sheet has been excluded as of December 31, 2007 as the transactions were completed before December 31, 2007 and are included in our consolidated balance sheet.

        Upon completion of the 2007 Private Placement, we received net proceeds of approximately $212.5 million from the sale of 17,780,099 shares of common stock, after deducting Friedman, Billings, Ramsey & Co., Inc's initial purchaser's discount and placement fee and our estimated offering expenses of approximately $2.5 million. We used the net proceeds from the 2007 Private Placement to redeem 14,515,284 million shares of our common stock from our non-management stockholders for approximately $175.5 million; 1,481 shares of our common stock from certain of our management stockholders for approximately $0.02 million; and 49,675 shares of our common stock underlying options held by certain members of management for approximately $0.4 million, in each case, at a purchase price equal to $12.09 per share. We used the remaining proceeds for general corporate purposes, including the repayment of $20.0 million of the outstanding balance under our term loan facility.

Unaudited Pro Forma Consolidated Condensed Statement of Operations
for the Year Ended December 31, 2007

	For the year ended December 31, 2007
(in thousands except share and per share data)	Actual	Pro forma Adjustments		Pro forma	Adjustments for the 2007 Private Placement		Pro forma as adjusted
Contract revenues	$610,314	$—		$610,314	$—		$610,314
Contract costs	540,868	—		540,868	—		540,868

Gross profit	69,446	—		69,446	—		69,446
Selling, general and administrative expenses	45,585	—		45,585	—		45,585
Amortization of intangible assets	769	—		769	—		769
Gain on sale of property and equipment	(768)	—		(768)	—		(768)
Offering related charges(e)	26,513	—		26,513	—		26,513

Income (loss) from operations	(2,653)	—		(2,653)	—		(2,653)
Other income (expense)
Interest income	1,234	—		1,234	—		1,234
Interest expense	(1,694)	(2,285	)(a)	(3,979)	1,256	(b)	(2,723)
Other, net	(153)	—		(153)	—		(153)

Income (loss) before provision for income taxes	(3,266)	(2,285)		(5,551)	1,256		(4,295)
Income tax expense (benefit)	(64)	(914	)(c)	(978)	502	(c)	(476)

Net income (loss)	$(3,202)	$(1,371)		$(4,573)	$754		$(3,819)

Net income (loss) per common share
Basic and diluted	$(.19)
Pro forma net income per common share
Basic and diluted							$(0.21)
Weighted average number of common shares and potential common shares outstanding
Basic and diluted	16,540,392				2,004,650		18,542,042 (d)

Notes to Unaudited Pro Forma
Consolidated Condensed Financial Information
(dollars in thousands)

(a)
The pro forma adjustment of $2,285 additional interest expense for the year ended December 31, 2007 assumes the Credit Facility was entered into and the $50,000 draw on our existing term loan facility was taken on January 1, 2007. The $2,285 is comprised of $2,213 of additional interest expense and $72 of incremental amortization of debt issuance costs. The interest rates used in the calculation were based on (a) the one-month LIBOR rates in effect at each month end as rounded to the nearest sixteenth percent plus (b) 1.25% as defined in the credit agreement governing our Credit Facility. For the year ended December 31, 2007, the average interest rate was 6.52%. Interest rate fluctuations would cause changes in the interest expense we would have incurred on a pro forma basis. A 0.125% increase or decrease in the interest rate would have resulted in a higher or lower pro forma interest expense of approximately $38 for the year ended December 31, 2007, respectively.

(b)
The pro forma adjustment of the $1,256 reduction in interest expense for the year ended December 31, 2007 reflects the impact of the repayment of $20,000 of the debt from the proceeds of the 2007 Private Placement assuming the transaction occurred on January 1, 2007. The $1,256 is comprised of $1,321 of interest expense reductions offset by $65 of incremental amortization of debt issuance costs due to the repayment of debt.

(c)
The income tax adjustments reflect the pro forma tax effect of the adjustments outlined above for the year ended December 31, 2007 utilizing a 40% estimated tax rate.

(d)
Pro forma net income (loss) per common share is calculated using the basic and diluted weighted average shares as follows:

For the year ended December 31, 2007
Shares outstanding	19,712,811
Less shares issued—general corporate purposes	(1,170,769)

Basic and diluted weighted average shares	18,542,042

The common stock options outstanding at December 31, 2007 are deemed anti-dilutive due to the net loss from continuing operations on an actual and pro forma as adjusted basis.

(e)
Offering related charges:

Offering related charges
Accelerated vesting of stock options, non-cash	$14,533
Adjustment related to common shares subject to redemption liability-to-equity modification, non-cash	4,039
Bonus related to tax burden associated with management shares	1,166
Executive management employment agreements	1,462
Management transaction bonus	3,000
Pre-offering preparation expenses	2,313

$26,513

These items have been included in the underlying historical financials and remain in the Unaudited Pro Forma Consolidated Financial Information. The Company believes these items to be non-recurring.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table presents our selected historical consolidated financial data at the dates and for the periods indicated. The statement of operations for the year ended December 31, 2005, the period from January 1, 2006 to November 30, 2006, the period from December 1, 2006 to December 31, 2006 and the year ended December 31, 2007 and the balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements included elsewhere in the prospectus. The statement of operations for the years ended December 31, 2003 and 2004 and the financial data as of December 31, 2003, 2004 and 2005 have been derived from our historical consolidated financial statements, in each case, which are not included in this prospectus. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. Historical results are not necessarily indicative of the results we expect in the future and quarterly results are not necessarily indicative of the results of any future quarter or any full-year period. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results from Operations" and the consolidated financial statements and notes thereto included in this prospectus.

					Successor(1)
	Predecessor(1)
	For the year ended December 31,
				For the period from January 1, 2006 to November 30, 2006	For the period from December 1, 2006 to December 31, 2006	For the year ended December 31, 2007
(in thousands except share data)	2003	2004	2005
Contract revenues	$393,122	$322,096	$508,700	$489,055	$46,202	$610,314
Contract costs	366,586	293,812	457,287	435,520	41,381	540,868

Gross profit	26,536	28,284	51,413	53,535	4,821	69,446
Selling, general and administrative expenses	38,920	34,575	37,438	37,754	3,126	45,585
Amortization of intangible assets	306	306	306	281	115	769
Gain on sale of property and equipment	(408)	(475)	(855)	(434)	(10)	(768)
Goodwill and other intangible impairment(8)	—	—	16,618	—	—	—
Offering related charges	—	—	—	—	—	26,513

Income (loss) from operations	(12,282)	(6,122)	(2,094)	15,934	1,590	(2,653)
Other income (expense)
Interest income	274	194	469	1,382	145	1,234
Interest expense	(11)	(23)	(18)	(299)	(41)	(1,694)
Other, net	(284)	(119)	(343)	(192)	(20)	(153)

Income (loss) before provision for income taxes	(12,303)	(6,070)	(1,986)	16,825	1,674	(3,266)
Income tax expense (benefit)	(5,077)	(2,595)	6,624	6,807	741	(64)

Income (loss) from continuing operations, net	(7,226)	(3,475)	(8,610)	10,018	933	$(3,202)
Discontinued operations
Discontinued operations (net of income tax expense (benefit) of $(789) and $328 in 2004 and 2005)	847	(1,183)	492	—	—	—
Loss on sale of discontinued operations (net of income tax (benefit) of ($601) and ($450) in 2004 and 2005)	—	(901)	(1,356)	—	—	—

Income (loss) from discontinued operations, net	847	(2,084)	(864)	—	—	—

Net income (loss)	$(6,379)	$(5,559)	$(9,474)	$10,018	$933	$(3,202)

Basic and diluted income (loss) per common share:
Income (loss) from continuing operations	$(.44)	$(.21)	$(.52)	$.61	$.06	$(.19)
Income (loss) from discontinued operations	.05	(.07)	.03	—	—	—
(Loss) on sale of discontinued operations	—	(.05)	(.08)	—	—	—

Net income (loss)	$(.39)	$(.33)	$(.57)	$.61	$.06	$(.19)

Weighted average number of common shares and potential common shares outstanding
Basic and diluted(7)	16,446,842	16,446,842	16,446,842	16,446,842	16,446,842	16,540,392

	Predecessor(1)			Successor(1)
	As of December 31,
				As of December 31, 2006	As of December 31, 2007
Balance sheet data: (in thousands)	2003	2004	2005
Cash and cash equivalents	$9,281	$12,696	$28,937	$26,233	$34,547
Working capital(2)	60,165	55,990	54,664	41,636	52,126
Total assets	212,925	203,370	243,631	256,544	305,791
Long term debt(3)	—	—	—	—	30,000
Total liabilities	87,379	82,967	138,612	128,753	174,855
Stockholders' equity	$125,546	$120,403	$105,019	$127,791	$130,936

	Predecessor(1)				Successor(1)
				For the period from January 1, 2006 to November 30, 2006	For the period from December 1, 2006 to December 31, 2006
						For the year ended December 31, 2007
	For the year ended December 31,
Other Data: (unaudited) (in thousands)	2003	2004	2005
EBITDA(4)	$(5,716)	$(3,232)	$1,586	$20,654	$2,690	$7,862
Backlog(5)	120,812	267,072	224,006	N/A	N/A	216,602
Capital expenditures	2,601	4,127	5,302	12,482	1,331	28,171
Depreciation and amortization(6)	6,003	5,093	4,887	4,912	1,120	10,668
Net cash flows provided by (used in) operating activities	(4,883)	5,660	21,408	15,600	6,331	16,693
Net cash flows provided by (used in) investing activities	(4,039)	(2,245)	(780)	(11,984)	(1,319)	(26,022)
Net cash flows provided by (used in) financing activities	(25,000)	—	(4,387)	(6,342)	(5,000)	17,653

(1)
On March 10, 2006 and November 30, 2006, ArcLight, through its affiliates MYR Group Holdings LLC and MYR Group Holdings II LLC, purchased approximately 98% of the outstanding shares of our common stock from FirstEnergy Corp. The transaction was accounted for under the purchase method of accounting, which required our net assets to be recognized at fair value upon acquisition. The effect of this acquisition was reflected in our financial statements on November 30, 2006. Our financial statements for periods prior to December 1, 2006 (our Predecessor periods) were prepared on the historical cost basis of accounting, which existed prior to the transaction. Our financial statements for periods subsequent to November 30, 2006 (our Successor periods) were prepared on a new basis of accounting. As a result, our results for the Successor periods are not necessarily comparable to the Predecessor periods.

(2)
Working capital represents total current assets less total current liabilities.

(3)
Long term debt represents the $30.0 million draw under our term loan facility at December 31, 2007, including current maturities.

(4)
EBITDA, a performance measure used by management, is defined as net income (loss) plus: interest expense, provision for income taxes and depreciation and amortization, as shown in the table below. EBITDA, as presented for the years ended December 31, 2003, 2004, 2005 and 2007, for the period from January 1, 2006 to November 30, 2006 and for the period from December 1, 2006 to December 31, 2006, is not defined under U.S. generally accepted accounting principles, and does not purport to be an alternative to net income as a measure of operating performance or to net cash flows provided by operating activities as a measure of liquidity. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly-titled measures of other companies. We use, and we believe investors benefit from the presentation of, EBITDA in evaluating our operating performance because it provides us and our investors with an additional tool to compare our operating performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our core operations. We believe that EBITDA is useful to investors and other external users of our financial statements in evaluating our operating performance and cash flow because EBITDA is widely used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

However, using EBITDA as a performance measure has material limitations as compared to net income, or other financial measures as defined under GAAP, as it excludes certain recurring items which may be meaningful to investors. EBITDA excludes interest expense or interest income; however, as we have borrowed money in order to finance transactions and operations, or invested available cash to generate interest income, interest expense and interest income are elements of our cost structure and ability to generate revenue and returns for our stockholders. Further, EBITDA excludes depreciation and amortization; however, as we use capital and intangible assets to generate revenues, depreciation and amortization are a necessary element of our costs and ability to generate revenue. Finally, EBITDA excludes income taxes; however, as we are organized as a corporation, the payment of taxes is a necessary element of our operations. As a result of these exclusions from EBITDA, any measure that excludes interest expense, interest income, depreciation and amortization and income taxes has material limitations as compared to net income. When using EBITDA as a performance measure, management compensates for these limitations by comparing EBITDA to net income in each period, so as to allow for the comparison of the performance of the underlying core operations with the overall performance of the company on a full-cost, after tax basis. Using both EBITDA and net income to evaluate the business allows management and investors to (a) assess our relative performance against our competitors, and (b) ultimately monitor our capacity to generate returns for our stockholders.

        The following table provides a reconciliation of net income (loss) to EBITDA:

	Predecessor(1)				Successor(1)
				For the period from January 1, 2006 to November 30, 2006	For the period from December 1, 2006 to December 31, 2006
	For the year ended December 31,					For the year ended December 31, 2007
(dollars in thousands)	2003	2004	2005
Net income (loss)	$(6,379)	$(5,559)	$(9,474)	$10,018	$933	$(3,202)
Interest expense (income), net	(263)	(171)	(451)	(1,083)	(104)	460
Provision (benefit) for income taxes	(5,077)	(2,595)	6,624	6,807	741	(64)
Depreciation and amortization(6)	6,003	5,093	4,887	4,912	1,120	10,668

EBITDA	$(5,716)	$(3,232)	$1,586	$20,654	$2,690	$7,862

We also use EBITDA as a liquidity measure. We believe this financial measure is important in analyzing our liquidity because it is a key component of certain material covenants contained within our Credit Agreement, which is discussed in more detail in Note 9, Credit Agreement, on pages F-24 through F-25 to our financial statements. Non-compliance with these financial covenants under our Credit Agreement—our interest coverage ratio and our leverage ratio—could result in our lenders requiring us to immediately repay all amounts borrowed. If we anticipated a potential covenant violation, we would seek relief from our lenders, causing us to incur additional cost, and such relief might not be on terms as favorable as those in our existing Credit Agreement. In addition, if we cannot satisfy these financial covenants, we would be prohibited under our Credit Agreement from engaging in certain activities, such as incurring additional indebtedness, making certain payments, and acquiring or disposing of assets. Based on the information above, management believes that the presentation of EBITDA as a liquidity measure would be useful to investors and relevant to their assessment of our capacity to service, or incur, debt.
	Predecessor(1)				Successor(1)
				For the period from January 1, 2006 to November 30, 2006	For the period from December 1, 2006 to December 31, 2006
	For the year ended December 31,					For the year ended December 31, 2007
(dollars in thousands)	2003	2004	2005
EBITDA	$(5,716)	$(3,232)	$1,586	$20,654	$2,690	$7,862
Add/(subtract)
Interest income (expense), net	263	171	451	1,083	104	(460)
Benefit (provision) for income taxes	5,077	2,595	(6,624)	(6,807)	(741)	64
Depreciation and amortization	(6,003)	(5,093)	(4,887)	(4,912)	(1,120)	(10,668)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities	7,145	5,211	20,309	2,995	315	23,191
Changes in operating assets and liabilities	(5,649)	6,008	10,573	2,587	5,083	(3,296)

Net cash flows provided by (used in) operating activities	$(4,883)	$5,660	$21,408	$15,600	$6,331	$16,693

(5)
Backlog represents our estimated revenue on uncompleted contracts, including the amount of revenue on contracts on which work has not begun, minus the revenue we have recognized under such contracts. We calculate backlog differently for different types of contracts. For our fixed-price contracts, we include the full remaining portion of the contract in our calculation of backlog. For our unit-price, time-and-equipment, time-and-materials and cost-plus contracts, our projected revenue for a three-month period is included in the calculation of backlog, regardless of the duration of the contract, which typically exceeds such three-month period. These types of contracts are generally awarded as part of MSAs which typically have a one to three-year duration from execution. Given the duration of our contracts and MSAs and our method of calculating backlog, our backlog at any point in time therefore may not accurately represent the revenue that we expect to realize during any period and our backlog as of the end of a fiscal year may not be indicative of the revenue we expect to earn in the following fiscal year and should not be viewed or relied upon as a stand-alone indicator.

(6)
Depreciation and amortization includes depreciation on capital assets and amortization of finite lived intangible assets.

(7)
Basic and diluted income (loss) per common share data and our basic and diluted weighted average number of common shares and potential common shares outstanding reflects the effect of the approximately 164.47 common shares for one common share stock split of our common stock completed on December 13, 2007.

(8)
As part of the business valuation associated with the acquisition of our common stock by affiliates of ArcLight, subsequent to the December 31, 2005 balance sheet date but before the consolidated financial statements were issued for the year ended December 31, 2005, it was determined that an impairment had occurred at December 31, 2005. Based on the second step comparison of the fair value to the restated carrying value, the impairment loss of $16.6 million was recorded by the T&D and C&I reporting units of $12.4 million and $4.2 million, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS FROM OPERATIONS

        The following discussion should be read in conjunction with Selected Consolidated Financial and Operating Data, our audited consolidated financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005 and 2007 and for the period from January 1, 2006 to November 30, 2006 and for the period from December 1, 2006 to December 31, 2006 appearing elsewhere in this prospectus. The financial statement information presented for the periods prior to November 30, 2006 and after November 30, 2006 are not comparable due to a change in basis due to pushed down purchase accounting as discussed further in the footnotes to the audited financial statements. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management's expectations. Factors that could cause such differences are discussed in "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors." We assume no obligation to update any of these forward-looking statements.

Overview

        We are a leading specialty contractor serving the electrical infrastructure market in the United States. We are one of the largest national contractors servicing the T&D sector of the United States electric utility industry. Our T&D customers include more than 125 electric utilities, cooperatives and municipalities nationwide. Our broad range of services includes design, engineering, procurement, construction, upgrade, maintenance and repair services with a particular focus on construction, maintenance and repair throughout the continental United States. We also provide C&I electrical contracting services to facility owners and general contractors in the western United States.

	Predecessor		Successor	Combined(1)	Successor
(dollars in thousands)	For the year ended December 31, 2005	For the period from January 1, 2006 to November 30, 2006	For the period from December 1, 2006 to December 31, 2006	For the year ended December 31, 2006	For the year ended December 31, 2007
				(unaudited)
Contract revenues	$508,700	$489,055	$46,202	$535,257	$610,314
Contract costs(2)	457,287	435,520	41,381	476,901	540,868

Gross profit	51,413	53,535	4,821	58,356	69,446
Selling, general and administrative expenses(2)	37,438	37,754	3,126	40,880	45,585
Amortization of intangible assets(2)	306	281	115	396	769
Gain on sale of property and equipment	(855)	(434)	(10)	(444)	(768)
Goodwill impairment	16,618	—	—	—	—
Offering related charges	—	—	—	—	26,513

Income (loss) from operations	(2,094)	15,934	1,590	17,524	(2,653)
Other income (expense)
Interest income	469	1,382	145	1,527	1,234
Interest expense	(18)	(299)	(41)	(340)	(1,694)
Other, net	(343)	(192)	(20)	(212)	(153)

Income (loss) before provision for income taxes	(1,986)	16,825	1,674	18,499	(3,266)
Income tax expense (benefit)	6,624	6,807	741	7,548	(64)

Income (loss) from continuing operations, net	(8,610)	10,018	933	10,951	(3,202)
Discontinued operations
Discontinued operations, net of income tax expense (benefit)	492	—	—	—	—
Loss on sale of discontinued operations, net of income tax benefit	(1,356)	—	—	—	—

Loss from discontinued operations, net	(864)	—	—	—	—

Net income (loss)	$(9,474)	$10,018	$933	$10,951	$(3,202)

(1)
The presentation of the 2006 results on this combined basis does not comply with U.S. generally accepted accounting principles; however, management believes that this provides useful information to assess the relative performance of the business in all periods presented in the financial statements. The captions included within our statements of operations that are materially impacted by the change in basis of accounting include contract costs, which includes depreciation and amortization. The periods combined are the period from January 1, 2006 to November 30, 2006 (Predecessor) and the period from December 1, 2006 to December 31, 2006 (Successor).

(2)
The results for the one month period in 2006 and for the 12 months ended December 2007 (Successor) reflect the impact of push down accounting; specifically, depreciation of tangible assets increased by $457 and $1,752, and amortization of intangible assets increased by $89 and $463, respectively.

  The purchase by ArcLight of 60% and 38.33% of the outstanding shares of our common stock for $69.8 million and $57.7 million in cash, including transaction costs on March 10, 2006 and November 30, 2006, respectively was accounted for as a step acquisition using the purchase accounting method. As a result ArcLight's basis in our net assets was pushed down since their interest exceeded 95%. The impact of this change due to the application of purchase accounting on our statement of operations for the period from December 1, 2006 to December 31, 2007 was as follows:

Increase (decrease) Due to application of purchase accounting	Period from December 1, 2006 to December 31, 2006	Year ended December 31, 2007
	(in thousands)
Contract revenues	$—	$—

Contract costs	463	1,816

Gross profit	(463)	(1,816)

Selling, general and administrative expenses	(6)	(64)

Amortization of intangible assets	89	463

Gain on sale of property and equipment	—	—

Goodwill impairment	—	—

Offering related charges	—	—

Income (loss) from operations	(546)	(2,215)

Other income (expense)
Interest income	—	—

Interest expense	—	—

Other, net	—	—

Income (loss) before provision for income taxes	(546)	(2,215)

Income tax expense (benefit)	(242)	(904)

Net income (loss)	$(304)	$(1,311)

  We do not believe the impact of these adjustments is significant to an understanding of the underlying business trends or results of operations when comparing the year ended December 31, 2006 on a combined basis to the year ended December 31, 2007.

        The combined financial information for the year ended December 31, 2006 is presented solely for the reader's convenience. As presented in the table, this information is generated from the simple addition of the financial results of the Predecessor and the Successor periods of 2006 for each associated line item. Combined revenues, contract costs, gross profit, income from operations and net income do not purport to be alternatives to revenue, contract costs, gross profit, income from operations and net income as respectively determined in accordance with U.S. GAAP, as measures of operating performance. We use, and we believe investors benefit from the presentation of, combined measures for 2006 in evaluating operating performance because it provides us and our investors with a basis to compare key performance metrics for 2005, 2006 and 2007 on a consistent, annual basis. We believe the presentation of combined measures is useful to investors and other external users of our financial statements in evaluating our operating performance because combined measures allow for direct comparison with comparable measures between 2005 and 2007. For purposes of Management's Discussion and Analysis, all references to 2006 are made on a combined basis, unless otherwise specified.

        Our overall revenues from continuing operations grew from $508.7 million in 2005 to $610.3 million in 2007, representing a compound annual growth rate of 9.5%, all of which was organic. During that same period, our EBITDA improved from $1.6 million in 2005 to $7.9 million in 2007 and income from continuing operations improved from negative $8.6 million in 2005 to negative $3.2 million in 2007 including offering charges related to our 2007 private placement. For the year ended December 31, 2007 our revenues, income from continuing operations and EBITDA were $610.3 million, negative $3.2 million and $7.9 million, respectively, compared to $535.3 million, $11.0 million and $23.3 million for the year ended December 31, 2006. Net income and EBITDA results in 2007 include the pretax offering related charges of $26.5 million ($16.5 million after income tax benefit), of which $18.6 million consisted noncash compensation charges. For more information, refer to Note 2 of the Company's consolidated financial statements on page F-11. EBITDA is not defined under U.S. generally accepted accounting principles and does not purport to be an alternative to net income as a measure of operating performance or to be an alternative to net cash flows provided by operating activities as a measure of liquidity. For a reconciliation of EBITDA to net income and a reconciliation of EBITDA to net cash flows provided by operating activities, refer to footnote 4 on page 34.

        Our growth has been driven by successful bids for, and execution of, several large projects, our ability to continue to capitalize on increased infrastructure spending in our markets and the breadth of our customer base. We believe our centralized fleet and skilled workforce provide us with a competitive advantage as increased spending in the transmission infrastructure market has resulted in an increased demand for a limited supply of specialized equipment and labor. We believe these factors have created a more profitable bidding environment for our services. We expect to continue to grow our business organically, as well as selectively consider strategic acquisitions that improve our competitive position within our existing markets, expand our geographic footprint or strengthen our fleet.

        We derive our revenues from two reportable segments which we refer to as our T&D segment and our C&I segment:

        Transmission and Distribution.    We provide our T&D services to electric utilities and other similar entities. The services we provide include the construction and maintenance of high voltage transmission lines, substations and lower voltage underground and overhead distribution systems to electric utilities and other similar entities. We also provide emergency restoration services in response to hurricane, ice or other storm related damage which typically accounts for less than $25.0 million, or 4.5% of combined revenue, per year. As a result of several key industry trends, including increased attention to the inadequacy of the existing electric utility infrastructure as well as the impact of the passage of the Energy Act in 2005, the demand for transmission construction and maintenance services has increased and is projected by EEI to continue to grow significantly in the future. We believe that the increased capital spending on transmission infrastructure represents a growth opportunity for our T&D business as transmission construction, maintenance and repair has long been a core competency for us. We have completed several large transmission turn key EPC projects including one of the largest EPC projects ever completed in the T&D market. For the year ended December 31, 2007, our T&D revenues were approximately $434.5 million or 71.2% of total revenue. Revenue from transmission projects represented 64.9% of T&D revenue for the year ended December 31, 2007.

        In our T&D segment, we generally serve the electric utility industry as a prime contractor. We have long-standing relationships with many of our T&D customers who rely on us to construct and maintain reliable electric and other utility infrastructure. In 2007, measured by revenue in our T&D segment, we provided 47.0% of our T&D services under fixed-price contracts. We also provide many services to our customers under multi-year MSAs and other variable service agreements. We focus on managing our profitability by selecting projects we believe will provide attractive margins. We achieve these margins by actively managing the costs of completing our projects, holding customers accountable for changes to contract specifications and rewarding our employees for keeping costs under budget.

        Commercial and Industrial.    Our C&I segment provides electrical contracting services for commercial and industrial construction in the western United States. We are focused on the Arizona and Colorado regional markets where we have achieved sufficient scale to deploy the level of resources necessary to achieve what we believe are leading market shares. We concentrate our efforts on projects where our technical and project management expertise are critical to successful and timely execution. Typical C&I contracts cover electrical contracting services for airports, hospitals, data centers, hotels, casinos, arenas, convention centers, manufacturing plants, processing facilities and transportation control and management systems. For the year ended December 31, 2007, our C&I revenues were approximately $175.8 million or 28.8% of total revenue.

        In our C&I segment, we generally provide our electric construction and maintenance services as a subcontractor to general contractors in the C&I industry as well as facility owners. We have a diverse customer base with many long-standing relationships. In 2007, measured by revenue in our C&I segment, we provided 55.2% of our services under fixed-price contracts.

Recent Company History

        From 1996 to 2000, we were a public company with our stock traded on the NYSE. In 2000, we were acquired by GPU, Inc., which was subsequently acquired by FirstEnergy Corp. During 2003 and 2004, our results were negatively affected by reduced utility capital expenditures, weakness in the construction market and our non-core mechanical contracting operations. In December 2003, we made several changes to our management team, including the appointment of Mr. Koertner as our president and chief executive officer, who prior to this appointment had been serving as our chief financial officer for five years. Since that time, we have worked to position our business to focus on high growth electrical utility infrastructure projects and safety, resulting in a more stable workforce and higher operating margins. Most notably, we were awarded the $125.0 million Iowa T&D Contract during 2004 and sold non-core businesses, D.W. Close Company, Inc. ("D.W. Close") and Power Piping Company ("Power Piping"), in 2004 and 2005, respectively. ArcLight acquired approximately 60% of our capital stock in March 2006 and purchased most of our remaining shares in November 2006. We repurchased 14,515,284 shares held by ArcLight and its affiliates with the proceeds of the 2007 Private Placement. As of December 31, 2007, ArcLight continued to own approximately 7.1% of our outstanding common stock.

Recent Events and Offering Related Items

        2007 Private Placement.    On December 20, 2007 and December 26, 2007, pursuant to the 2007 Private Placement, we completed the sale of 17,780,099 shares of our common stock at a sale price of $13.00 per share to qualified institutional buyers, non-U.S. persons and accredited investors. We used the net proceeds from the private placement to redeem 14,515,284 million shares of our common stock from ArcLight and its affiliates for approximately $175.5 million; 1,481 shares of our common stock from certain of our management stockholders for approximately $0.02 million; and 49,675 shares of our common stock underlying options held by certain members of management for approximately $0.4 million. The remaining net proceeds to us from the 2007 Private Placement (after the initial purchaser's discount, placement fees and expenses) were $36.6 million and are being used for general corporate purposes, including the recent repayment of $20.0 million of the outstanding balance under our $50.0 million term loan facility. In connection with the 2007 Private Placement, we entered into employment agreements and transaction bonus agreements with our executive officers and certain key employees. Under the agreements, we granted options to acquire 540,000 shares of common stock and made cash payments totaling up to $3.0 million.

        Pre-Offering Preparation Expenses.    As a result of the 2007 Private Placement, we incurred certain pre-offering preparation expenses of $2.3 million related to the preparation of historical financial statements and related disclosures. Pre-offering preparation expenses included periodic operating costs such as accounting and tax services, valuation services, and accounting and legal support services.

        Vesting of certain stock options.    In connection with the 2007 Private Placement and the provisions of our previous stock incentive plan, we accelerated the vesting of options granted under our previous stock incentive plan to allow all options outstanding to become vested upon the completion of the private placement. We incurred non-cash compensation charges of approximately $14.5 million in connection with this vesting in accordance with Statement of Financial Accounting Standards ("SFAS") 123R.

        Management Stock Compensation, Severance and Transaction Bonus Charges.    In connection with the 2007 Private Placement, we incurred a non-cash compensation charge of approximately $4.0 million (or approximately $3.3 million, net of tax) as a result of the agreement with certain members of management who purchased shares of our common stock in May 2006 and July 2007 under the former management stockholder agreement. Subsequent to the 2007 Private Placement, we agreed to pay certain members of management a discretionary bonus of approximately $1.2 million authorized at year end (or approximately $0.7 million, net of tax) to cover their individual income tax obligations related to the stock value discount in conjunction with the July 2007 share purchase. We also incurred a compensation charge of approximately $1.5 million (or approximately $0.9 million, net of tax) as a result of severance payments that became due to our executive officers under the employment agreements with certain members of management and a charge of approximately $3.0 million (or approximately $1.8 million, net of tax) as a result of transaction bonus payments that we paid to each of our named executive officers and certain other key employees.

        Our new long-term incentive plan.    Our future financial results will reflect the application of SFAS 123R to the 540,000 stock options granted to certain directors, officers and employees in connection with the 2007 Private Placement. These options vest over a four year period and have an exercise price of $13.00 per share.

        Stock compensation expense of approximately $27,000 was recognized in 2007 for these options based upon a weighted-average grant date fair value of approximately $6.87 per share, excluding the impact of expected forfeitures.

        As of December 31, 2007, there was approximately $3.6 million of total unrecognized compensation cost related to stock options granted under the new Long-Term Incentive Plan (the "LTIP"). This cost is expected to be recognized over a weighted average period of 3.97 years. Total unrecognized compensation cost will be adjusted for any future changes in estimated and actual forfeitures.

Business Drivers and Measures; Seasonality; Fluctuations of Results

        Although our revenues are primarily driven by spending patterns in our customers' industries, our revenues, particularly those derived from our T&D segment, and results of operations can be subject to seasonal variations. These variations are influenced by weather, hours of daylight, customer spending patterns, available system outages from utilities, bidding seasons and holidays. Typically, our revenues in the first quarter can be affected by adverse weather conditions and the cyclicality of customer bidding activities. Bidding activity with respect to new projects is usually light from late-November through mid-January due to the holidays and the fact that our customers typically wait for year-end results to finalize capital and maintenance budgets for the upcoming year. The second quarter is typically better than the first, as some projects typically begin, but continued cold and wet weather can often impact second quarter productivity. Revenues in our third quarter may be affected by fewer available system outages during which we can perform electrical line service work due to peak electrical demands during hot summer months as well as storm restoration services. Revenues during the fourth quarter of the year are typically stronger as many projects are completed in the fourth quarter and revenues often are impacted positively by customers seeking to spend their allocated capital budget on existing projects before the end of the year; however, the holiday season and inclement weather sometimes can cause delays and thereby affect revenues.

        We also provide storm restoration services to our T&D customers which tends to have a higher profit margin and offsets some of the negative effects of severe weather on our revenue. Higher profit margins on storm restoration services can offset the lost revenues in connection with weather-related delays in our construction, maintenance and repair work for our T&D customers. However, storm restoration services work is highly unpredictable and can cause our results of operations to vary greatly from quarter-to-quarter. We do not view storm restoration as a major revenue driver, as revenues from storm restoration services are typically less than $25.0 million, or 4.5% of consolidated revenue, per year. Our revenues will also fluctuate based on the timing of our large EPC contracts. As a result of the positive and negative effects of weather-related events on the services we provide and periodic effect of our large EPC contacts, it is difficult to predict recurring quarterly trends for our business.

        Additionally, our industry can be highly cyclical. As a result, our volume of business may be adversely affected by declines in new projects in various geographic regions in the United States. The financial condition of our customers and their access to capital, variations in the margins of projects performed during any particular quarter and regional economic conditions may also materially affect quarterly results. Accordingly, our operating results in any particular quarter or year may not be indicative of the results that can be expected for any other quarter or for any other year. You should read "Understanding Gross Margins" below for additional discussion of trends and challenges that may affect our financial condition and results of operations.

Understanding Gross Margins

        Our gross margin is gross profit expressed as a percentage of revenues. Contract costs consists primarily of salaries, wages and benefits to employees, depreciation, fuel and other equipment expenses, equipment rentals, subcontracted services, insurance, facilities expenses, materials and parts and supplies. Various factors—some of which are beyond our control—impact our gross margins on a quarterly or annual basis.

        Capital Expenditures.    We have recently begun spending a significant amount of capital on property, facilities and equipment, with the majority of such expenditures used to purchase additional specialized equipment to enhance our fleet and to reduce our reliance on operating leases and short term equipment rentals. We expect our gross margins to benefit from our capital expenditure plan, although there can be no assurance in this regard. However, we will continue to rely on leases for non-specialized equipment, such as light trucks. We believe that the investment in specialized equipment will reduce our costs and improve our margins over the long term.

        Depreciation and Amortization.    We include depreciation in contract costs. This is common practice in our industry, but can make comparability to other companies difficult. We expect that, as a result of our new capital expenditure program, depreciation expenses will increase in the future. Depreciation and amortization expenses have also increased as a result of the increase in tangible and intangible assets in the purchase price allocation recorded in connection with the acquisition of our common stock by affiliates of ArcLight. We consider equipment lease and rental costs to be costs associated with performing a contract. We believe decreased contract costs with respect to lower rental or lease payments for some types of equipment will more than offset higher depreciation expense associated with buying more specialized equipment for our projects.

        Geographical.    The mix of business conducted in different parts of the country will affect margins, as some parts of the country offer the opportunity for higher gross margins than others.

        Seasonal and Weather.    As discussed above, seasonal patterns, primarily related to weather conditions, can have a significant impact on gross margins in a given period. For example, it is typical during the winter months that parts of the country may experience snow or rainfall that may negatively impact our revenue and gross margin. Additionally, our T&D customers often cannot remove their T&D lines from service during the summer months, when consumer demand for electricity is at its peak, delaying the demand for our maintenance and repair services. In both cases, projects may be delayed or temporarily placed on hold. Conversely, in periods when weather remains dry and temperatures are moderate, more work can be done, sometimes with less cost, which would have a favorable impact on gross margins. In some cases, tornadoes, ice storms, hurricanes or other strong storm activity can provide us with high profit margin storm restoration services work, which generally has a positive impact on margins. However, storm restoration services work is highly unpredictable and we do not view it as a revenue driver, as revenues from storm restoration services are typically less than $25.0 million, or 4.5% of consolidated revenue, per year.

        Revenue Mix.    The mix of revenue derived from the industries we serve will impact gross margins. Changes in our customers' spending patterns in each of the industries we serve can cause an imbalance in supply and demand and, therefore, affect margins and mix of revenue by industry served. Storm restoration services typically command higher profit margins than maintenance services. Environmental factors, as noted above, can impact the timing at which customers perform maintenance and repairs which can cause a shift in the revenue mix. For example, during the period following Hurricane Katrina in 2005, our resources were temporarily shifted to storm restoration services work from maintenance and repair services.

        Service and Maintenance Compared to New Construction.    In general, new construction work has a higher gross margin than maintenance and repair work. This is because new construction work is often obtained on a fixed-price basis, which carries a higher risk than other types of pricing arrangements because a contractor bears the risk of increased expenses. As such, we generally bid fixed-price contracts with higher profit margins built into our bids. We typically derive approximately 13.0% to 25.0% of our revenue from maintenance and repair work, which is performed under pre-established or negotiated prices or cost-plus pricing arrangements, which generally allows us a set margin above our costs. Thus, a higher portion of new construction work in a given period may result in a higher gross margin.

        Subcontract Work.    We generally experience lower gross margins when we subcontract portions of our work because we typically mark up subcontractor costs less than our labor and equipment costs. We typically subcontract approximately 8.0% to 11.0% of our work to other service providers.

        Materials versus Labor.    Margins may be lower on projects on which we furnish materials because we are not able to mark up materials as much as labor and equipment costs. In a given period, a higher percentage of work that has a higher materials component may decrease overall gross margin.

        Insurance.    Gross margins could be impacted by fluctuations in insurance accruals related to our deductibles in the period in which such adjustments are made. As of December 31, 2007, we have a self-insured retention for the following policies: workers' compensation, general liability and automobile liability. Our deductible for each line of coverage is the first $1.0 million per claim up to the claim aggregate amount as defined per each policy. The claim aggregate for each policy is calculated as the cumulative excess over the first $0.5 million of each claim incurred, up to the deductible amount per claim. The claim aggregate amount for each policy is as follows: $1.5 million for workers' compensation, $1.5 million for general liability and $1.0 million for automobile liability. Once a policy's claim aggregate is reached per line of coverage, the deductible for that policy is reduced to $0.5 million per claim. We also have an employee health care benefit plan for employees not subject to collective bargaining agreements, which is subject to a deductible of $0.1 million per covered individual per year. Losses up to the deductible amounts are accrued based upon our estimates of the ultimate liability for claims reported and an estimate of claims incurred but not yet reported. The determination of such estimated losses and their appropriateness are reviewed by management and updated at least quarterly.

        Project Bonding Requirements.    Approximately 22.6%, 22.6% and 31.9% of our business by revenue for the years ended December 31, 2005, 2006 (on a combined basis) and 2007, respectively, requires surety bonds or other means of financial assurance to secure contractual performance. If we fail to perform or pay subcontractors and vendors, the customer may demand that the surety provide services or make payments under the bond. We must reimburse the surety for any expenses or outlays it incurs. To date, we have not been required to make any reimbursements to our surety for claims against the bonds. As of December 31, 2007, the total amount of bonded backlog was approximately $41.5 million, which represented 19.2% of our backlog at that time.

        Estimation, Fleet Utilization and Bidding.    We operate a centrally-managed fleet in order to achieve the highest equipment utilization. We also develop internal equipment rates to reflect our true equipment costs, which in turn provides our business units with appropriate cost information to estimate bids for new projects more accurately. Availability of equipment for a particular contract is determined by our internal fleet ordering process which is designed to optimize the use of internal fleet assets and allocate equipment costs to individual contracts. We believe these processes allow us to utilize our equipment efficiently, which leads to improved gross margins. We also believe our teams of trained estimators help us to determine potential costs and revenues and make informed decisions on whether to bid for a project and the rates to use in making that bid. The ability to accurately estimate labor needs and material costs in connection with a new project also leads to improved gross margins.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses consist primarily of compensation and related benefits to management, administrative salaries and benefits, marketing, office rent and utilities, communications, professional fees and bad debt expense. Not all industry participants define selling, general and administrative expenses and contract costs in the same way. This can make comparisons between industry participants more difficult.

Consolidated Results of Operations

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2007

        Revenues.    Revenues increased $75.0 million, or 14.0%, from $535.3 million for the year ended December 31, 2006 to $610.3 million for the year ended December 31, 2007. The increase in revenues was a result of successful new transmission contracts in the midwest and west and a significant increase in work across our C&I segment. This increase was offset by the reduction in revenues from the Iowa T&D Contract which was substantially completed during the first six months of 2006, and the net decrease in emergency storm restoration in 2007 compared to 2006. The Iowa T&D Contract provided $53.2 million in revenues during the year ended December 31, 2006, and total revenues associated with storm restoration services in 2006 were approximately $23.7 million as compared to $10.0 million of emergency restoration services in 2007. Excluding the Iowa T&D Contract and emergency storm restoration, revenues increased $141.9 million, or 31.0% from the same period in 2006.

        Gross profit.    Gross profit increased $11.0 million, or 19.0%, from $58.4 million for the year ended December 31, 2006 to $69.4 million for the year ended December 31, 2007. As a percentage of overall revenues, gross margin increased from 10.9% for the year ended December 31, 2006 to 11.4% for the year ended December 31, 2007. The increase in gross margins for the year ended December 31, 2007 was attributable to several C&I projects that experienced a contract margin increase as a result of lower than anticipated costs as they near completion. T&D contract margins improved but were largely offset by higher depreciation and amortization charges. Depreciation and amortization increased by approximately $2.0 million in 2007 due to the November 30, 2006 acquisition of common stock by ArcLight which caused a step up of fixed assets and intangibles.

        Selling, general and administrative expenses.    Selling, general and administrative expenses increased $4.7 million, or 11.5%, from $40.9 million for the year ended December 31, 2006 to $45.6 million for the year ended December 31, 2007. The increase relates primarily to additional support staff added as revenues increased, annual salary increases and increases in bonus expense for the period. As a percentage of revenues, these expenses decreased from 7.6% for the year ended December 31, 2006 to 7.5% for the year ended December 31, 2007.

        Gain (loss) on sale of property and equipment.    Gains from the sale of property and equipment increased by $0.4 million from $0.4 million for the year ended December 31, 2006 to $0.8 million for the year ended December 31, 2007. The increase in gain from the sale of equipment resulted from the routine sale of property and equipment that was no longer useful or valuable to our ongoing operations.

        Offering related charges.    Offering related charges of $26.5 million for the year ended December 31, 2007, represent significant expenses incurred by us as a result of the 2007 Private Placement. Such expenses include: (1) the non-cash compensation charge of $14.5 million related to the accelerated vesting of options granted under our previous stock incentive plan, (2) the non-cash compensation charge of $4.0 million related to the reclassification of management shares subject to redemption from liability to equity, (3) the discretionary bonus of $1.2 million authorized following the 2007 Private Placement, related to the income tax burden associated with the purchase of shares by management in July 2007, (4) a compensation charge of $1.5 million related to the potential severance payments to our executive officers under employment agreements entered into in connection with the offering, (5) the compensation charge of $3.0 million related to the transaction bonus payments that we paid to certain named executive officers and employees, and (6) certain pre-offering preparation expenses of $2.3 million related to the preparation of historical financial statements and related disclosures required for the 2007 Private Placement. Pre-offering preparation expenses included periodic operating costs such as accounting and tax services, valuation services, and accounting and legal support services.

        Interest income.    Interest income decreased $0.3 million from $1.5 million for the year ended December 31, 2006 to $1.2 million for the year ended December 31, 2007. The decrease to interest income was attributable to a decrease in average daily cash balance. This reduction in interest income was partially offset by more favorable average interest rates in 2007.

        Interest expense.    Interest expense increased $1.4 million from $0.3 million for the year ended December 31, 2006 to $1.7 million for the year ended December 31, 2007. The increase in interest expense is a result of the increased average borrowings and the $50.0 million draw under our Credit Facility that occurred on August 31, 2007.

        Provision for income taxes.    The provision for income taxes was $7.5 million for the year ended December 31, 2006, with an effective tax rate of 40.8% compared to a benefit of $0.1 million for the year ended December 31, 2007, with an effective tax rate of 2.0%. The 2007 effective rate was primarily affected by non-deductible compensation expense related to common shares subject to redemption and other permanent items.

        Net income (loss).    Net income (loss) in 2007 of $(3.2) million, includes $26.5 million of offering related charges on a pretax basis ($16.5 million after income tax benefit) compared to $11.0 million in 2006.

Segment Results

        The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales.

	Year Ended December 31,
	Amount	Percent	Amount	Percent
(dollars in thousands)	2006(1)		2007
	(unaudited)
Contract revenues:
Transmission & Distribution	$398,562	74.5%	$434,479	71.2%
Commercial & Industrial	136,695	25.5	175,835	28.8

Total	$535,257	100.0	$610,314	100.0

Operating income (loss):
Transmission & Distribution	$28,699	7.2	$31,369	7.2
Commercial & Industrial	5,264	3.9	10,007	5.7

Total	$33,963	6.3	$41,376	6.8

Corporate(2)	$(16,439)	(3.1)	$(44,029)	(7.2)

Consolidated	$17,524	3.2%	(2,653)	(0.4)

(1)
The presentation of the 2006 results on this combined basis does not comply with U.S. generally accepted accounting principles; however, management believes that this provides useful information to assess the relative performance of the businesses in all periods presented in the financial statements. The captions included within our statements of operations that are materially impacted by the change in basis of accounting include depreciation and amortization. The periods combined are the period from January 1, 2006 to November 30, 2006 (Predecessor) and the period from December 1, 2006 to December 31, 2006 (Successor).

(2)
The corporate charges in 2007 include the offering related charges of $26.5 million, of which $18.6 million consisted of noncash compensation charges. For more information, refer to Note 2 on page F-11 of our financial statements.

Transmission & Distribution

        Net sales for our T&D segment for the year ended December 31, 2006 were $398.6 million compared to $434.5 million for the year ended December 31, 2007, an increase of $35.9 million or 9.0%. This increase in revenues was a result of several new projects added in the midwest and west offset by the substantial completion of the Iowa T&D Contract during the year of 2006. The Iowa T&D Contract provided $53.2 million in revenues during the year ended December 31, 2006. Total revenues associated with storm restoration services in 2006 were approximately $23.7 million as compared to $10.0 million of emergency restoration services in 2007. Excluding Iowa T&D Contract and emergency storm restoration revenues, our T&D revenues increased $102.8 million, or 32.0% from the same period in 2006.

        Operating income for our T&D segment for the year ended December 31, 2006 was $28.7 million compared to $31.4 million for the year ended December 31, 2007, an increase of $2.7 million, or 9.4%. As a percentage of revenues, operating income remained constant at 7.2% for the year ended December 31, 2006 and for the year ended December 31, 2007. Higher contract margins in 2007 were offset by higher depreciation and amortization charges. Depreciation and amortization was higher by approximately $2.0 million in 2007 due to the November 30, 2006 acquisition of common stock by ArcLight which caused a step up of fixed assets and intangibles.

Commercial & Industrial

        Net sales for our C&I segment for the year ended December 31, 2006 were $136.7 million compared to $175.8 million for the year ended December 31, 2007, an increase of $39.1 million or 28.6%. The increase is attributed to continued strength in commercial and industrial construction activity in our core markets and new project wins. Operating income for our C&I segment for the year ended December 31, 2006 was $5.3 million compared to $10.0 million for the year ended December 31, 2007, an increase of $4.7 million, or 88.7%. The increase in operating income for our C&I segment during the year ended December 31, 2007 was related to increased contract revenue, a better mix of projects and favorable cost estimate adjustments on several projects nearing completion where efficiencies were gained during the construction process and costs were controlled better than expected. As a percentage of revenues, operating income increased from 3.9% for the year ended December 31, 2006 to 5.7% for the year ended December 31, 2007.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2006

        Revenues.    Revenues increased $26.6 million, or 5.2%, from $508.7 million for the year ended December 31, 2005 to $535.3 million for the year ended December 31, 2006. This increase in revenue was primarily a result of increased transmission projects in the western United States and continued strength in our C&I business. These increases were offset by reduced storm revenues during 2006 and lower revenues from the Iowa T&D Contract which was substantially completed during the first six months of 2006. Revenues performed under the Iowa T&D Contract totaled $53.2 million during the year ended December 31, 2006, down from $65.5 million for the year ended December 31, 2005. Excluding the Iowa T&D Contract and revenues from storm restoration services, revenues increased $46.0 million, or 11.2%.

        Gross profit.    Gross profit increased $6.9 million, or 13.5%, from $51.4 million for the year ended December 31, 2005 to $58.4 million for the year ended December 31, 2006. As a percentage of revenues, gross margin increased from 10.1% for the year ended December 31, 2005 to 10.9% for the year ended December 31, 2006. The increase in gross margins for 2006 as compared to 2005 was primarily attributable to higher profit margins on work from our electric power customers and improved pricing conditions. The increase in gross margins was also related to our margin enhancement initiatives which include our focus on job cost control, marketing and bidding on higher profit margin projects. Margins improved during 2006 on work from our electric power customers despite the lower volume of higher profit margin emergency restoration services in 2006 compared to 2005.

        Selling, general and administrative expenses.    Selling, general and administrative expenses increased $3.4 million, or 9.2%, from $37.4 million for the year ended December 31, 2005 to $40.9 million for the year ended December 31, 2006. The $3.5 million increase relates primarily to increased labor costs, which were partially offset by a decrease in costs for outside professional services, including legal services. As a percentage of revenues, these expenses were 7.4% and 7.6% for the years ended December 31, 2005 and 2006, respectively.

        Gain (loss) on sale of property and equipment.    Gains from the sale of property and equipment decreased by $0.4 million, or 48.1%, from $0.9 million for the year ended December 31, 2005 to $0.4 million for the year ended December 31, 2006. The decrease in gains from the sale of equipment resulted from the routine sale of property and equipment that was no longer useful or valuable to our ongoing operations.

        Goodwill impairment.    No goodwill impairment charge was recorded during the year ended December 31, 2006, while a goodwill impairment in the amount of $16.6 million was recorded during the year ended December 31, 2005. The $16.6 million goodwill impairment charge was recorded in December 2005 based upon our annual goodwill impairment analysis.

        Interest income.    Interest income increased $1.1 million from $0.5 million for the year ended December 31, 2005 to $1.5 million for the year ended December 31, 2006. The increase in interest income primarily relates to the higher average cash balance that we carried during 2006 and more favorable interest rates during that same period.

        Interest expense.    Interest expense was $0.3 million for the year ended December 31, 2006, primarily due to interest costs associated with our prior credit facility.

        Provision for income taxes.    The provision for income taxes was $6.6 million for the year ended December 31, 2005, with an effective tax rate of negative 333.4% compared to $7.5 million for the year ended December 31, 2006, with an effective tax rate of 40.8%. We incurred a $16.6 million goodwill impairment charge for the year ended December 31, 2005. The goodwill impairment charge was an expense that significantly reduced our net income for the year ended December 31, 2005. Since the goodwill impairment expense was not deductible for tax purposes, our effective tax rate was significantly higher in 2005 than in other comparable periods.

        Discontinued operations.    No charges were recorded for discontinued operations for the year ended December 31, 2006. A net loss from discontinued operations in the amount of $0.9 million was recorded for the period ended December 31, 2005. This net loss included a goodwill write-off of $0.7 million in connection with the sale of Power Piping in March 2005 for $3.2 million. The sale was negotiated for cash and a note receivable of $0.5 million. We recognized a pretax loss of $1.0 million on the sale of Power Piping. In addition, during 2005 we recognized an additional pretax loss of $0.8 million attributed to the sale of D.W. Close in December 2004. This loss was the result of a combination of factors including an additional accrual for guaranteed minimum margin requirement on selected contracts and a purchase price adjustment based on the re-evaluation of net assets as of the date of sale.

        Net income (loss).    Net income (loss) in 2006 was $11.0 million compared to $(9.5) million in 2005, which includes a $16.6 million goodwill impairment charge (no tax benefit associated with this charge) and loss from discontinued operations, net of tax of $(0.9) million.

Segment Results

        The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales.

	Year Ended December 31,
	2005		2006(1)
(dollars in thousands)	Amount	Percent	Amount	Percent
			(unaudited)
Contract Revenues:
Transmission & Distribution	$388,273	76.3%	$398,562	74.5%
Commercial & Industrial	120,427	23.7	136,695	25.5

Total	$508,700	100.0	$535,257	100.0

Operating Income:
Transmission & Distribution	$13,318	3.4	$28,699	7.2
Commercial & Industrial	1,018	0.8	5,264	3.9

Total	$14,336	2.8	$33,963	6.3

Corporate	$(16,430)	(3.2)	$(16,439)	(3.1)

Consolidated	$(2,094)	(0.4)%	$17,524	3.3%

(1)
The presentation of the 2006 results on this combined basis does not comply with U.S. generally accepted accounting principles; however, management believes that this provides useful information to assess the relative performance of the businesses in all periods presented in the financial statements. The captions included within our statements of operations that are materially impacted by the change in basis of accounting include depreciation and amortization. The periods combined are the period from January 1, 2006 to November 30, 2006 (Predecessor) and the period from December 1, 2006 to December 31, 2006 (Successor).

Transmission & Distribution

        Net sales for our T&D segment for the year ended December 31, 2005 were $388.3 million compared to $398.6 million for the year ended December 31, 2006, an increase of $10.3 million or 2.6%. This increase in sales was primarily as a result of increased transmission projects in the western United States. The increase was offset by reduced storm revenues during 2006 and lower revenues from the Iowa T&D Contract that was substantially completed during the first six months of 2006. Total revenues associated with storm restoration services in 2005 were approximately $30.9 million as compared to $23.7 million of emergency restoration services in 2006. Revenues performed under the Iowa T&D Contract totaled $53.2 million during the year ended December 31, 2006, a decrease from $65.5 million for the year ended December 31, 2005. Excluding the Iowa T&D Contract and storm restoration revenues, revenues increased $29.7 million, or 10.2% from 2005 to 2006.

        Operating income for our T&D segment for the year ended December 31, 2005 was $13.3 million compared to $28.7 million for the year ended December 31, 2006, an increase of $15.4 million, or 115.5%. Operating income for 2005 was affected by a $12.4 million goodwill impairment charge. Excluding the effect of this charge, T&D operating income for the year ended December 31, 2005 was $25.7 million compared to $28.7 million for the year ended December 31, 2006, an increase of $3.0 million, or 11.5%. As a percentage of revenues, operating income increased from 3.4% for the year ended December 31, 2005 to 7.2% for the year ended December 31, 2006. When adjusted for the impairment charge, operating income increased from 6.6% of revenues for the year ended December 31, 2005 to 7.2% of revenues for the year ended December 31, 2006. The increase in operating margins for 2006 as compared to 2005 was primarily attributable to our margin enhancement initiatives and higher profit margin transmission projects.

Commercial & Industrial

        Net sales for our C&I segment for year ended December 31, 2005 were $120.4 million compared to $136.7 million for the year ended December 31, 2006, an increase of $16.3 million or 13.5%. The increase in net sales for our C&I segment was driven by improved performance in our market, including several additional contracts.

        Operating income for our C&I segment for the year ended December 31, 2005 was $1.0 million compared to $5.3 million for the year ended December 31, 2006, an increase of $4.2 million, or 417.1%. Operating income for 2005 was affected by a $4.2 million goodwill impairment charge. Excluding the effect of this charge, C&I operating income for the year ended December 31, 2005 was $5.2 million compared to $5.3 million for the year ended December 31, 2006. As a percentage of revenues, operating income increased from 0.8% for the year ended December 31, 2005 to 3.9% for the year ended December 31, 2006. When adjusted for the impairment charge, operating income decreased from 4.3% of revenues for the year ended December 31, 2005 to 3.9% of revenues for the year ended December 31, 2006. The decrease in operating margin for 2006 as compared to 2005 was primarily attributable to weaker realized margin due to cost overruns.

Quarterly Results of Operations

        The following table presents our unaudited quarterly results of operations for each of the quarters in the years ended December 31, 2006 and 2007. You should read the following table in conjunction with our audited and unaudited financial statements and related notes contained elsewhere in this prospectus.

(in thousands, except share and per share data) (unaudited)	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006(1)	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Consolidated Statements of Operations Data:
Contract revenues	$149,823	$147,659	$109,746	$128,029	$141,359	$158,041	$154,515	$156,399
Contract costs	135,626	132,037	97,448	111,790	128,218	139,965	135,531	137,154

Gross profit	14,197	15,622	12,298	16,239	13,141	18,076	18,984	19,245
Selling, general and administrative expenses	10,376	10,844	9,628	10,032	10,766	11,641	12,994	10,184
Amortization of intangible assets	76	77	77	166	344	257	84	84
Gain on sale of property and equipment	(73)	(176)	(167)	(28)	(23)	(210)	(281)	(254)
Offering related charges	—	—	—	—	—	—	—	26,513

Income (loss) from operations	3,818	4,877	2,760	6,069	2,054	6,388	6,187	(17,282)
Other income (expense)
Interest income	308	296	452	471	415	238	300	281
Interest expense	(1)	(1)	(181)	(157)	(135)	(150)	(411)	(998)
Other, net	(44)	(44)	(45)	(79)	(10)	(58)	(99)	14

Income (loss) before provision for income taxes	4,081	5,128	2,986	6,304	2,324	6,418	5,977	(17,985)
Income tax expense (benefit)	1,608	2,030	1,184	2,726	957	2,754	2,450	(6,225)

Net income (loss)	$2,473	$3,098	$1,802	$3,578	$1,367	$3,664	$3,527	$(11,760)

Income (Loss) Per Common Share:
Basic and diluted income (loss) per common share:
Net income (loss)	$0.15	$0.19	$0.11	$0.22	$0.08	$0.22	$0.21	$(.70)
Weighted average shares outstanding
Basic and diluted	16,446,842	16,446,842	16,446,842	16,446,842	16,446,842	16,446,842	16,446,842	16,817,990
Reconciliation of EBITDA to Net income (loss):
EBITDA(2)	$5,023	$6,106	$4,087	$8,128	$5,306	$8,721	$8,558	$(14,723)
Add/(subtract)
Interest income (expense), net	307	295	271	314	280	88	(111)	(717)
Benefit (provision) for income taxes	(1,608)	(2,030)	(1,184)	(2,726)	(957)	(2,754)	(2,450)	6,225
Depreciation & Amortization	(1,249)	(1,273)	(1,372)	(2,138)	(3,262)	(2,391)	(2,470)	(2,545)

Net income (loss)	$2,473	$3,098	$1,802	$3,578	$1,367	$3,664	$3,527	$(11,760)

(in thousands) (unaudited)	March 31 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Reconciliation of EBITDA to Net Cash Flows provided by (used in) operating activities:
EBITDA(2)	$5,023	$6,106	$4,087	$8,128	$5,306	$8,721	$8,558	$(14,723)
Add / (subtract)
Interest income (expense), net	307	295	271	314	280	88	(111)	(717)
Benefit (provision) for Income taxes	(1,608)	(2,030)	(1,184)	(2,726)	(957)	(2,754)	(2,450)	6,225
Depreciation & Amortization	(1,249)	(1,273)	(1,372)	(2,138)	(3,262)	(2,391)	(2,470)	(2,545)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities	1,139	1,069	1,230	(128)	2,405	2,396	2,174	16,216
Changes in operating assets and liabilities	(6,099)	1,654	10,840	1,275	(9,100)	(3,279)	2,691	6,392

Net Cash Flows provided by (used in) operating activities	$(2,487)	$5,821	13,872	4,725	(5,328)	2,781	8,392	10,848

(1)
The presentation of the results for the quarter ended December 31, 2006 on this combined basis does not comply with U.S. generally accepted accounting principles; however, management believes that this provides useful information to assess the relative performance of the businesses in all periods presented in the financial statements. The periods combined are the period from January 1, 2006 to November 30, 2006 (Predecessor) and the period from December 1, 2006 to December 31, 2006 (Successor).

(2)
EBITDA is not defined under U.S. generally accepted accounting principles and does not purport to be an alternative to net income as a measure of operating performance or to net cash flows provided by operating activities as a measure of liquidity.

Liquidity and Capital Resources

Cash Requirements

        Our cash and cash equivalents on hand totaled $34.5 million as of December 31, 2007. We anticipate that our cash and cash equivalents on hand, our borrowing availability under our Credit Facility, our short term investments, if any, and our future cash flow from operations will provide sufficient cash to enable us to meet our future operating needs, debt service requirements and planned capital expenditures and to facilitate our future ability to grow. Our participation in large scale initiatives to rebuild the United States electric power grid may require a significant amount of additional working capital.

Sources and Uses of Cash

        As of December 31, 2007, we had cash and cash equivalents of $34.5 million, positive working capital of $52.1 million and long-term liabilities, in the amount of $40.1 million, which consisted of the long-term portion of our term loan facility, deferred tax and deferred compensation obligations. We also had $27.0 million of letters of credit outstanding under our Credit Facility. During the year ended December 31, 2007, operating activities associated with our T&D and C&I segments resulted in net cash flow from operations of $16.7 million compared to $21.9 million for the year ended December 31, 2006. Cash flow from operations is primarily influenced by demand for our services, operating margins and the type of services we provide our customers. In 2007, stock-based compensation expense related to awards of $14.5 million was a significant adjustment to net cash flows provided by operating activities. We used net cash in investing activities of $26.0 million, including $26.1 million used for capital expenditures, offset by $1.0 million of proceeds from the sale of equipment and $0.9 million in payments related to the sale of discontinued operations. We generated net cash from financing activities of $17.7 million, resulting primarily from net cash received from the 2007 Private Placement.

Debt Instruments

        On August 31, 2007, we entered into an agreement for a $125.0 million senior secured credit facility which provides for a refinancing of our existing $75.0 million revolving credit line (which may be increased or decreased in accordance with the terms of the related credit agreement) and a $50.0 million term loan facility. At our option, borrowings under these facilities bear interest at the greater of a prime rate or the Federal funds rate plus a spread or at an adjusted LIBOR index rate plus a spread based upon our leverage ratio. There were $30.0 million of borrowings outstanding at an interest rate of 6.125% at December 31, 2007. As of December 31, 2007, we had $27.0 million of outstanding letters of credit, which reduces our borrowing capacity under the revolving credit line. The Credit Facility expires on August 31, 2012. We had $48.0 million available under the Credit Agreement as of December 31, 2007.

        The terms of our Credit Agreement require, among other things, that we adhere to a maximum leverage ratio and maintain a minimum EBITDA-based interest coverage ratio, both calculations of which are defined under the Credit Agreement, as amended April 21, 2008, and determined on a rolling four consecutive quarter basis. The EBITDA-based interest coverage ratio covenant requires the Company to have a ratio of EBITDA to interest expense of not less than a ratio of 3.0 to 1.0. We are also not permitted to have a maximum leverage ratio of greater than 3.0 to 1.0. As of December 31, 2007, our interest coverage ratio was in excess of 20.0 to 1.0 and our maximum leverage ratio was less than 1.0 to 1.0, both within the required covenant levels permitted under the Credit Agreement.

        The Credit Agreement also includes other specific limits or restrictions on additional indebtedness, liens and capital expenditure activity. Our obligations under the Credit Agreement are secured by a lien on all of our property (including the capital stock of our subsidiaries) other than any property subject to a certificate of title, subject to a lease or similar interest and our real property and fixtures. As of December 31, 2007, we were in compliance with all applicable debt covenants.

Off-Balance Sheet Transactions

        As is common in our industry, we have entered into certain off-balance sheet arrangements in the ordinary course of business that result in risks not directly reflected in our balance sheets. Our significant off-balance sheet transactions include liabilities associated with non-cancelable operating leases, letter of credit obligations and surety guarantees entered into in the normal course of business. We have not engaged in any off-balance sheet financing arrangements through special purpose entities.

Leases

        We enter into non-cancelable operating leases for many of our facility, vehicle and equipment needs. These leases allow us to conserve cash by paying a monthly lease rental fee for the use of facilities, vehicles and equipment rather than purchasing them. We may decide to cancel or terminate a lease before the end of its term, in which case we are typically liable to the lessor for the remaining lease payments under the term of the lease.

        We have guaranteed the residual value of the underlying assets under certain of our equipment operating leases at the date of termination of such leases. We have agreed to pay any difference between this residual value and the fair market value of each underlying asset as of the lease termination date. As of December 31, 2007, the maximum guaranteed residual value was approximately $4.2 million. We believe that no significant payments will be made as a result of the difference between the fair market value of the leased equipment and the guaranteed residual value. However, there can be no assurance that future significant payments will not be required.

        We typically have purchase options on the equipment underlying our long term operating leases and many of our short term rental arrangements. We are exercising many of these purchase options now as the need for equipment is on-going and the purchase option price is attractive.

Letters of Credit

        Certain of our vendors require letters of credit to ensure reimbursement for amounts they are disbursing on our behalf, such as to beneficiaries under our self-funded insurance programs. In addition, from time-to-time some customers require us to post letters of credit to ensure payment to our subcontractors and vendors under those contracts and to guarantee performance under our contracts. Such letters of credit are generally issued by a bank or similar financial institution. The letter of credit commits the issuer to pay specified amounts to the holder of the letter of credit if the holder claims that we have failed to perform specified actions in accordance with the terms of the letter of credit. If this were to occur, we would be required to reimburse the issuer of the letter of credit. Depending on the circumstances of such a reimbursement, we may also have to record a charge to earnings for the reimbursement. We do not believe that it is likely that any claims will be made under any letter of credit in the foreseeable future.

        As of December 31, 2007, we had $27.0 million in letters of credit outstanding under our prior credit facility primarily to secure obligations under our casualty insurance and bonding programs. These are irrevocable stand-by letters of credit with maturities expiring at various times throughout 2008. Upon maturity, we expect that the majority of these letters of credit will be renewed for subsequent one-year periods.

Surety Bonds

        Many customers, particularly in connection with new construction, require us to post performance and payment bonds issued by a financial institution known as a surety. These bonds provide a guarantee to the customer that we will perform under the terms of a contract and that we will pay subcontractors and vendors. If we fail to perform under a contract or to pay subcontractors and vendors, the customer may demand that the surety make payments or provide services under the bond. We must reimburse the surety for any expenses or outlays it incurs. Under our continuing indemnity and security agreement with the surety, with the consent of our lenders under our Credit Facility, we have granted security interests in certain of our assets to collateralize our obligations to the surety. We may be required to post letters of credit or other collateral in favor of the surety or our customers. Posting letters of credit in favor of the surety or our customers would reduce the borrowing availability under our Credit Facility. To date, we have not been required to make any reimbursements to the surety for bond-related costs. We believe that it is unlikely that we will have to fund significant claims under our surety arrangements in the foreseeable future. As of December 31, 2007, an aggregate of approximately $200.6 million in original face amount of bonds issued by the surety were outstanding. Our estimated cost to complete these bonded projects was approximately $38.1 million as of December 31, 2007.

Contractual Obligations

        As of December 31, 2007, our future contractual obligations are as follows (in thousands):

	Total	2008	2009	2010	2011	2012	Thereafter	Other
Long-term debt obligations	$30,000	$—	$—	$—	$—	$30,000	$—	$—
Operating lease obligations	28,017	10,746	8,025	5,604	2,693	757	192	—
Income tax contingencies	688	—	—	—	—	—	—	688

Total	$58,705	$10,746	$8,025	$5,604	$2,693	$30,757	$192	$688

        The above cash requirements exclude interest charges relating to our 2007 Credit Facility, which carries interest at LIBOR plus 1.25%. As discussed in notes (a) and (b) to the Unaudited Pro Forma Financial Information on page 32, and based on a pro forma debt of $30 million as of January 1, 2007, pro forma interest expense on annual basis is approximately $2.0 million. Management believes that fluctuations in the applicable variable interest rate will not have a material impact on the Company's cash flows and financial position.

        Excluded from the above table are our multi-employer pension plan contributions which are determined annually based on our union employee payrolls, which cannot be determined for future periods in advance.

        The amount of income tax contingencies has been presented in the "Other" column in the table above due to the fact that the period of future payment cannot be reliably estimated. See Note 10 to the Consolidated Financial Statements for additional information.

Concentration of Credit Risk

        We grant credit under normal payment terms, generally without collateral, to our customers, which include electric power companies, governmental entities, general contractors and builders, owners and managers of commercial and industrial properties located in the United States. Consequently, we are subject to potential credit risk related to changes in business and economic factors throughout the United States. However, we generally have certain statutory lien rights with respect to services provided. Under certain circumstances such as foreclosures or negotiated settlements, we may take title to the underlying assets in lieu of cash in settlement of receivables. No customer accounted for more than 14.2% of revenues for the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006, for the period from December 1, 2006 to December 31, 2006, or for the year ended December 31, 2007. Management believes the terms and conditions in its contracts, billing and collection policies are adequate to minimize the potential credit risk.

        Borrowings under our Credit Facility are based upon an interest rate that will vary depending upon the Federal fund rates and LIBOR. If we borrow additional amounts under our Credit Facility, the interest rate on those borrowings will also be variable. If the Federal fund rates or LIBOR rise, our interest payment obligations will increase and have a negative effect on our cash flow and financial condition. We currently do not maintain any hedging contracts that would limit our exposure to variable rates of interest. As of December 31, 2007, we had $30.0 million of borrowings outstanding under our Credit Facility. The Credit Facility currently accrues annual interest at one-month LIBOR rates in effect at each month end plus 1.25% as defined in the credit agreement governing our Credit Facility. A 0.125% increase or decrease in the interest rate would have the effect of changing our interest expense by $37,500 per annum.

Legal Proceedings

        We are from time-to-time party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things, compensation for alleged personal injury, breach of contract and/or property damages, punitive damages, civil and criminal penalties or other losses, or injunctive or declaratory relief. With respect to all such lawsuits, claims and proceedings, we record reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, separately or in the aggregate, would be expected to have a material adverse effect on our financial position, results of operations or cash flows.

        We are routinely subject to other civil claims, litigation and arbitration, and regulatory investigations, arising in the ordinary course of our present business as well as in respect of our divested businesses. Some of these claims and litigations include claims related to our current services and operations, and asbestos-related claims concerning historic operations of a predecessor affiliate. We believe that we have strong defenses to these claims as well as adequate insurance coverage in the event any asbestos-related claim is not resolved in our favor. These claims have not had a material impact on us to date and we believe the likelihood that a future material adverse outcome will result from these claims is remote. However, if facts and circumstances change in the future, we cannot be certain that an adverse outcome of one or more of these claims would not have a material adverse effect on our financial condition, results of operations, or cash flows.

        In 2005, one of our subsidiaries was convicted of a criminal misdemeanor for a violation of certain Occupational Safety and Health Administration, or OSHA, safety regulations that occurred in 1999. We were assessed and paid a fine of $0.5 million and the subsidiary was sentenced to a three-year probation period, which ends December 8, 2008. We believe that we are in compliance with the terms of the probation. We have appealed this decision, but cannot predict whether we will be successful in our appeal. The conviction and subsequent probation have not had a material impact on our subsidiary or on us generally and we do not believe either will have a material adverse effect on us in the future.

Inflation

        Due to relatively low levels of inflation experienced during the years ended December 31, 2005, 2006 and 2007, inflation did not have a significant effect on our results.

New Accounting Pronouncements

        In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 155, "Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140." SFAS No. 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with SFAS No. 133. SFAS No. 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. Our adoption of SFAS No. 155 on January 1, 2007 has not had a material impact on our financial position, results of operations or cash flows.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes methods used to measure fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal periods. In February 2008, the FASB issued FASB Staff Position No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement Under Statement 13, ("FSP FAS 157-1") and FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 ("FSP FAS 157-2"). FSP FAS 157-1 clarifies the FASB position that SFAS No. 157 does not apply to the various accounting pronouncements that address fair value measurements of leases, with the exception of assets acquired and liabilities assumed in a business combination that would be subject to measurement requirements under SFAS 141 or SFAS 141R. FSP FAS 157-1 is effective upon the adoption of SFAS No. 157. FSP FAS 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for all nonfinancial assets and nonfinancial liabilities. The adoption of SFAS No. 157, FSP FAS 157-1 and FSP FAS 157-2 on January 1, 2009 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure at fair value many financial instruments and certain other items at fair value that are not currently required to be measured. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 on January 1, 2008 is not expected to have a material impact on the Company's consolidated financial position, results of operations of cash flows.

        In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations. SFAS No. 141R will require an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141R on January 1, 2009 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

        Also, in December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, the statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. SFAS No. 160 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS No. 160 on January 1, 2009 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities known to exist at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates on an ongoing basis, based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. There can be no assurance that actual results will not differ from those estimates. We believe the following accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

        Revenue Recognition.    We recognize revenue under long-term contracts using the percentage-of-completion method prescribed in SOP 81-1. Under this method, revenue is recognized based on the percentage of costs incurred to date to total estimated costs for each contract. Provisions for the total estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, estimated profitability, weather and final contract settlements may result in revisions to costs and income and their effects are recognized in the period in which the revisions are determined. Delays in construction due to weather or job performance can result in changes in estimates for the percentage-of-completion calculations.

        Valuation of Intangibles and Long-Lived Assets.    SFAS No. 142 provides that goodwill and other intangible assets that have indefinite useful lives not be amortized but, instead, must be tested at least annually for impairment, and intangible assets that have finite useful lives should continue to be amortized over their useful lives. SFAS No. 142 also provides specific guidance for testing goodwill and other nonamortized intangible assets for impairment. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would, more likely than not, reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances may include a significant change in business climate or a loss of key customers or personnel.

        SFAS No. 142 requires that management make certain estimates and assumption in order to allocate goodwill to reporting units and to determine the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Estimating future cash flows requires significant judgment, and our projections may vary from cash flows eventually realized. We believe our assumptions used in discounting future cash flows are appropriately conservative. Any increase in estimated cash flows would have no impact on the reported carrying amount of goodwill. However, if our current estimates of projected cash flow for our T&D and C&I operating segments had been approximately 17% and 28% lower, respectively, the fair value of the reporting unit would have been lower than the carrying value thus requiring us to perform an impairment test to determine the "implied value" of goodwill. The excess of the carrying value of goodwill over the "implied value" of goodwill would need to be written down for impairment. Without performing the second step of the goodwill impairment test, it would be difficult to determine the actual amount of impairment to be recorded, but theoretically, the full amount of goodwill would be at risk for impairment, depending on the size of the future cash flow reduction. As part of our 2005 annual test for goodwill impairment, goodwill in the amount of $16.6 million was written off as a non-cash operating expense. The goodwill impairment was identified during the acquisition of our common stock by affiliates of ArcLight.

        We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be realizable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment of such asset is necessary. Estimating future cash flows requires significant judgment, and our projections may vary from cash flows eventually realized. The effect of any impairment would be to expense the difference between the fair value of such asset and its carrying value.

        Insurance.    We have a self-insured retention for the following policies: workers' compensation, general liability and automobile liability. We have a deductible for each line of coverage that is the first $1.0 million per claim up to the claim aggregate amount as defined per each policy. The claim aggregate for each policy is calculated as the cumulative excess over the first $0.5 million of each claim incurred, up to the deductible amount per claim. The claim aggregate amount for each policy is as follows: $1.5 million for workers' compensation, $1.5 million for general liability and $1.0 million for automobile liability. Once a policy's claim aggregate is reached per line of coverage, the deductible for that policy is reduced to $0.5 million per claim.

        Health insurance benefits are subject to a $0.1 million deductible for qualified individuals. Losses up to the stop loss amounts are accrued based upon our estimates of the ultimate liability for claims reported and an estimate of claims incurred but not yet reported.

        Losses up to the deductible amounts are accrued based upon our estimates of the ultimate liability for claims reported on an estimate of claims incurred but not reported. However, insurance liabilities are difficult to assess and estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety program. The accruals are based upon known facts and historical trends and management believes such accruals to be adequate.

        Income Taxes.    We follow the liability method accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred assets and liabilities are recorded for future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are expected to be in effect when the underlying assets or liabilities are recovered or settled.

        We regularly evaluate valuation allowances established for deferred tax assets for which future realization is uncertain and we maintain an allowance for tax contingencies that we believe is adequate. The estimation of required valuation allowances includes estimates of future taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making this assessment. If actual future taxable income differs from our estimates, we may not realize deferred tax assets to the extent we have estimated. At December 31, 2005, 2006 and 2007, we did not have any valuation allowances established for deferred tax assets as future realization is deemed more likely than not.

        Stock-Based Compensation.    Effective January 1, 2006, we account for stock-based compensation in accordance with SFAS No. 123R Share-Based Payment. SFAS No. 123R requires the measurement of compensation for stock-based awards based on the estimated fair values at the grant date for equity classified awards and the recognition of the related compensation expense over the appropriate vesting period and, for liability classified awards, based on the fair value of the award at each period until settled. Recognition of compensation expense for liability awards is based upon changes in fair value and is prorated over the appropriate vesting period subject, if applicable, to performance conditions. Under SFAS 123R, compensation expense is based, among other things, on (i) the classification of an award as either an equity or a liability award, (ii) assumptions relating to fair value measurement such as the value of the Company's stock and volatility, the expected term of the award and forfeiture rates, and (iii) whether performance criteria, if any, have been met. The Company uses both internal and external data to assess compensation expense. Changes in these estimates based on factors such as market volatility or employee behavior, such as terminations or exercise of awards, could significantly impact stock based compensation expense in the future.

        In conjunction with the closing of the 2007 Private Placement, all unvested outstanding stock options became fully vested due to the change in control provisions in our stock option plan along with the acceleration by us of the time vesting requirements under our stock option plan for all option holders. We recorded additional compensation expense of approximately $14.5 million upon the completion of the 2007 Private Placement.

        During 2007, in conjunction with the Offering, the management stockholders agreement was amended to eliminate the 8% annual rate of return provision, as well as the Company's obligation to repurchase the shares outstanding. As a result of the amendment, the Company adjusted the liability related to management shares subject to redemption to stockholders' equity in the consolidated balance sheet. This adjustment was treated as a modification of an award under SFAS No. 123R, whereby the Company changed the consideration of the management shares subject to redemption from a liability-classified award to an equity-classified award. The Company recognized compensation expense for the increase in fair value of the modified award of approximately $4,039 over the recorded redemption liability amount immediately prior to the modification and reclassified the amount to stockholders' equity. The fair value of the shares after modification was based upon the $13 per share value of the Company's stock at that date, less a 5% liquidity discount for the shares. For further information, refer to Note 13 on pages F-31 through F-34.

INDUSTRY

Transmission and Distribution

        The electric utility industry is comprised of investor-owned utilities, municipal utilities, cooperatives, federally-owned utilities, independent power producers and independent transmission companies that engage in some or all of three distinct functions: generation, transmission and distribution. The T&D infrastructure is the critical network of towers, transmission lines, substations, poles, distribution lines and other equipment that connects and delivers power from generators to residential, commercial and industrial end users. Electric transmission refers to power lines, substations and related equipment through which electricity is transmitted over long distances at high voltages (over 69 kilovolts) that connect the high voltage transmission infrastructure to local distribution networks. Electric distribution refers to the local municipal, cooperative or utility distribution network, including associated substations, that provides electricity to end users over shorter distances.

        Over the past 16 years, electric power consumption in the United States has grown almost two-fold, from $178 billion in 1990 to $324 billion in 2006, according to the Energy Information Administration, or EIA. According to EEI, the transmission industry has been investing, and is expected to continue to invest, in the nation's transmission infrastructure at the highest levels in 30 years. According to EEI, in 2006, investor-owned electric utilities and stand-alone transmission companies invested a combined $6.9 billion in the nation's transmission grid, representing a 9.7% increase over the inflation-adjusted $6.3 billion invested in 2005. Between 2003 and 2006, more than $23 billion has been invested in the nation's transmission systems, and preliminary estimates indicate that the industry is planning to invest more than $38 billion from 2007 through 2010, a 55.3% increase over the amount invested from 2003 to 2006. According to the 2007 Long-Term Reliability Assessment by NERC the total number of transmission miles is projected to increase by 8.8% (14,500 circuit miles) in the United States over the period from 2007 to 2016 or more than 30% over the same period since NERC's 2006 Long-Term Reliability Assessment. NERC also anticipates that the pace of proposed transmission projects in the United States will accelerate over the same period. In addition, distribution investment, which is typically considered more stable than transmission investment, averaged $12 billion per year over the last 10 years and grew significantly during 2005 and 2006. According to EEI, stockholder-owned electric utility investment in the distribution system exceeded $17 billion for the first time in 2006. This represents a 6.5% increase over the inflation-adjusted $16.2 billion invested in 2005.

        The existing T&D infrastructure requires ongoing maintenance as well as upgrades and extensions, to manage power line congestion, avoid delivery failures and connect distribution lines to new end users. It further requires emergency repairs whenever unexpected power outages or damage to infrastructure occur. The required maintenance, upgrades and extensions, as well as the emergency repairs, are performed by the entities that own the relevant power lines and by third-party service providers, such as us, to which such entities outsource a large portion of their needs.

        The T&D construction industry is comprised of national, regional and local companies that provide outsourced infrastructure services to utility customers. Transmission construction and maintenance work typically requires highly specialized equipment, expertise and scale that creates barriers to entry for smaller regional and local competitors.

Commercial and Industrial

        The C&I market consists primarily of electrical, communications, and utility installations and upgrades as well as maintenance and replacement services, which are provided to a wide range of commercial, industrial and institutional facilities. Enhanced modern facility requirements have significantly increased the complexity of C&I projects. These facilities include airports, hospitals, data centers, hotels, casinos, arenas, convention centers, manufacturing plants, processing facilities and transportation control and management systems. The demand for these services is typically driven by non-residential construction and renovation activity levels and regional factors. Total spending in United States non-residential construction exceeded $303 billion in 2005 and is expected to exceed $449 billion in 2008, representing a compound annual growth rate of 14.0% according to Reed Construction Data. This increase in spending is being driven by, among other things, lower office and commercial vacancy rates, higher manufacturing utilization rates and institutional infrastructure spending.

Key Industry Trends

        We believe that our business will benefit from the following industry trends:

        Inadequacy of Existing Electric Power Transmission and Distribution Networks.    According to a recent NERC survey of industry professionals, the largest challenge to reliability is the combined risk caused by the aging infrastructure and limited new construction of infrastructure. According to EEI, demand for and the capacity to generate electricity have risen at a significantly faster rate than the rate at which the United States transmission infrastructure has been expanded. During the period from 1995 to 2003, additional generation facilities were often built without significant enhancement to the transmission infrastructure, also according to EEI. Recent de-regulation in the utility sector has converted a portion of the existing electric transmission grid to a competitive marketplace for the delivery of electricity across regional transmission systems, a development which was not contemplated when the grid was designed. These factors, along with the age of the existing infrastructure have led to congested power lines and power disruptions. Such disruptions have included rolling blackouts in California during 2001 and the August 2003 blackout which briefly left 50 million people in the Midwest and Northeast without electricity. These events have contributed to significant interest in the overhaul and upgrade of the T&D infrastructure in the United States, particularly the areas of California, the midwest, new england, the rocky mountain states, the southwest and Texas. The following chart shows historical and projected spending on transmission construction:

Transmission Construction Expenditures 2002—2010E ($ in millions)
Investor-Owned Electric Utilities

Source: EEI

        According to EEI's preliminary 2007 survey, investor-owned electric utilities are expected to spend in excess of $10 billion annually on transmission projects by 2010, up from approximately $5 billion in 2004. According to NERC, this investment in the transmission system will help ensure the reliability of the bulk power transmission system, reduce the cost of delivered power to customers and reduce transmission congestion. We believe spending levels will continue to increase as utilities work to address infrastructure maintenance requirements as well and endeavor to meet the future reliability standards required by the Energy Act.

        The Energy Policy Act of 2005.    Since being signed into law in August 2005, several segments of the Energy Act have come into effect and, as a result, have better positioned utilities to finance and implement system enhancements. Two of the objectives of the Energy Act are to improve the nation's electric transmission capacity and reliability and to promote investment in the nation's energy infrastructure. As of June 2007, the U.S. Federal Energy Regulatory Commission, or FERC, granted NERC the legal authority to enforce reliability standards with all United States owners, operators, and users of bulk power system, and made compliance with those standards mandatory as opposed to voluntary. We believe monetary penalties may further encourage utility operators to invest in and upgrade their facilities and operations. We believe we are well positioned to benefit from increased investment in existing infrastructure as utility operators work to meet the reliability standards. In addition, FERC is providing lucrative incentives to promote transmission grid investment such as allowing more favorable returns on equity, ranging from 11% to 14% in order to help develop a network that supports a competitive wholesale electricity market.

        The Energy Act provided for the creation of NIETC order to aid the siting and construction of transmission systems. A NIETC is a "geographic area" where congestion in the grid is raising the cost of electricity to consumers or jeopardizing reliable service and for which there is a national interest in relieving such congestion. FERC has been granted authority in lieu of state utility commissions and local siting boards to issue siting and construction permits for the construction or modification of transmission facilities within the identified corridors. As rules to implement these new policies are finalized, we expect them to lead to a more streamlined permitting and siting process, which should make investment in the nation's transmission system more attractive. As of October 2007, the U.S. Department of Energy has designated two NIETC's where consumers are currently experiencing adverse effects from transmission capacity constraints and congestion. The Mid-Atlantic Area National Corridor includes counties in Ohio, West Virginia, Pennsylvania, New York, Maryland, Virginia, New Jersey, Delaware, and the District of Columbia and the Southwest Area National Corridor includes counties in California and Arizona.

        We believe one of the most significant provisions of the Energy Act is the repeal of PUHCA, which restricted ownership of transmission infrastructure by non-utility entities. We believe the repeal of PUHCA opens the electricity sector to new non-utility sources of investment in and ownership of necessary energy infrastructure, including a number of companies whose focus is solely on transmission services.

        Increased Outsourcing of Infrastructure Construction and Maintenance.    We believe that electric utility and other transmission network operators are increasingly focusing on their core competencies, resulting in an increase in the outsourcing of construction and maintenance services. We believe that by outsourcing construction and maintenance services to third-party service providers like us, our customers can reduce costs, provide greater flexibility in their budgets and improve service and performance. As part of this outsourcing initiative many transmission providers are shifting towards the use of EPC contracts in awarding transmission infrastructure projects. These EPC contracts allow traditional utilities and new participants in the transmission market to outsource the full scope of project responsibilities and limit total project costs particularly on larger projects.

        One of the largest issues facing utilities is the shortage of skilled electrical workers. This shortage is primarily caused by an aging work force, early retirement caused by recent utility cost-cutting and a lack of new recruits entering the field. According to NERC, by 2010, one in three U.S. skilled utility workers will be age 50 or older. Meanwhile, NERC anticipates a 25% increase in demand for industry workers. We believe utilities will increasingly rely on outsourced service suppliers to supplement or completely outsource such utilities' T&D construction, maintenance and repair workforce. With approximately 3,000 employees across the nation as of December 31, 2007, we believe that we are well positioned to meet this increased demand from our utility customers. As a specialty contractor with nationwide scope, we are able to leverage our existing labor force and equipment infrastructure across multiple customers and projects, resulting in better utilization of labor and assets.

        Emergence of Energy Companies Focused on Electrical Transmission Infrastructure.    Over the past 19 years several companies that focus solely on owning electrical transmission assets, such as American Transmission Company, International Transmission Company and Trans-Elect, Inc. have emerged in the T&D sector. We expect these and other new companies to invest considerably in construction of new and the upgrading of existing electrical transmission infrastructure. We believe these companies also will be a source of additional transmission work and ongoing maintenance opportunities. Furthermore, the Internal Revenue Service, or IRS, issued a private letter ruling in June 2007 stating that T&D systems are real estate assets that can be transferred into a real estate investment trust, or REIT, which is a type of investment vehicle that allows for favorable tax treatment of earnings. We believe that by declaring these types of assets REIT-eligible, the IRS has effectively further broadened the pool of potential investors in T&D infrastructure, which may accelerate investment in those assets.

        Increased Demand Calls for New Generation Sources.    Based on data from NERC, peak demand for electricity in the U.S. occurs in the summer and is forecasted to increase by over 135,000 megawatts or 17.7% over the next ten years, while committed new generation resources are projected to increase by only 77,000 megawatts or 8.4% over the same period. Additional power generation sources beyond currently committed resources will be necessary to accommodate the large growth in demand. As new power plants are built, they will require transmission and substation infrastructure to connect to the existing electric transmission grid. We expect this new plant construction will also significantly contribute to growth in the T&D industry over the next several years. Because many new generating facilities are built in remote locations far from the cities, towns and industrial hubs that create power demand, substantial infrastructure investments will be required to transport electricity to the electric transmission grid. NERC is expected to monitor the integration of new generation in the future to ensure that the transmission infrastructure needed to reliably integrate proposed new capacity into the bulk power system are available, and coordinate development of needed transmission infrastructure to reinforce the current system.

        Shift Toward Renewable Energy Sources.    According to NERC's 2007 Reliability Assessment, transmission infrastructure must be developed to reliably integrate renewable energy sources like wind, solar, geothermal, hydrogen and biomass. According to Clean Edge Energy Trends, spending on renewables projects is expected to increase from approximately $55 billion in 2006 to an expected $226 billion by 2016. State renewable energy requirements and increasingly likely action on federal carbon dioxide reduction legislation are also contributing to increased renewable spending.

        In an effort to reduce green house gases, approximately 23 states are mandating renewable energy levels. The following are examples of these new standards:

  •
  Minnesota has mandated that 25% of the state's energy come from renewable sources;

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  New York has mandated that 25% renewable energy mandate by 2013;

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  Colorado is contemplating enacting a standard that would require 20% of its energy come from renewable sources by 2020;

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  New Jersey has a "20-20" initiative that calls for 20% of its electricity to be generated with renewables by 2020; and

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  Florida's governor has issued an executive order setting a 16% target from renewable sources by 2020.

        This increased demand for renewable power sources creates a substantial opportunity for incremental infrastructure since each new unit will require a connection to the transmission grid. Typically, many of these renewable generation sources are smaller than traditional fossil fuel power plants. This will likely require a greater number of units to be built to meet the same capacity and therefore increase total transmission infrastructure.

BUSINESS

Our Business

        We are a leading specialty contractor serving the electrical infrastructure market in the United States. We are one of the largest national contractors servicing the T&D sector of the United States electric utility industry. Our T&D customers include more than 125 electric utilities, cooperatives and municipalities nationwide. Our broad range of services includes design, engineering, procurement, construction, upgrade, maintenance and repair services with a particular focus on construction, maintenance and repair throughout the continental United States. We also provide C&I electrical contracting services to facility owners and general contractors in the western United States. We derive our revenues from two reportable segments which we refer to as our T&D segment and our C&I segment.

        The following chart illustrates our revenue mix for the twelve months ended December 31, 2007:

        Transmission and Distribution.    Our T&D services include the construction and maintenance of high voltage transmission lines, substations and lower voltage underground and overhead distribution systems. We also provide emergency restoration services in response to hurricane, ice or other storm related damage which typically accounts for less than $25.0 million, or 4.5% of consolidated revenue, per year. As a result of several key industry trends, including increased attention to the inadequacy of the existing electric utility infrastructure as well as the impact of the passage of the Energy Act in 2005, the demand for transmission construction and maintenance services has increased and is projected to continue to grow significantly in the future. We believe that the anticipated increased capital spending on transmission infrastructure presents us with a significant revenue opportunity as transmission construction, maintenance and repair has long been a core competency for us. We have completed several large transmission turn key EPC projects including the Iowa T&D Contract, one of the largest EPC projects ever completed in the T&D market. For the year ended December 31, 2007, our T&D revenues were approximately $434.5 million or 71.2% of consolidated revenue. Revenue from transmission projects represented 64.9% of T&D's revenue for the year ended December 31, 2007.

        In our T&D segment, we generally serve the electric utility industry as a prime contractor. We have long-standing relationships with many of our T&D customers who rely on us to construct and maintain reliable electric and other utility infrastructure. In 2006, measured by revenue in our T&D segment, we provided 47.0% of our T&D services under fixed-price contracts. We also provide many services to our customers under multi-year MSAs and other variable-term service agreements. We focus on managing our profitability by selecting projects we believe will provide attractive margins, by actively monitoring the costs of completing our projects, by holding customers accountable for changes to contract specifications and by rewarding our employees for keeping costs under budget.

        Commercial and Industrial.    Our C&I segment provides electrical contracting services for commercial and industrial construction in the western United States. We are focused on the Arizona and Colorado regional markets where we have achieved sufficient scale to deploy the level of resources necessary to achieve what we believe are leading market shares. We concentrate our efforts on projects where our technical and project management expertise are critical to successful and timely execution. Typical C&I contracts cover electrical contracting services for airports, hospitals, data centers, hotels, casinos, arenas, convention centers, manufacturing plants, processing facilities and transportation control and management systems. For the year ended December 31, 2007, our C&I revenues were approximately $175.8 million or 28.8% of total revenue.

        In our C&I segment, we generally provide our electric construction and maintenance services as a subcontractor to general contractors in the C&I industry as well as facility owners. We have a diverse customer base with many long-standing relationships. In 2007, measured by revenue in our C&I segment, we provided 55.2% of our services under fixed-price contracts.

        On a consolidated basis our overall revenues from continuing operations grew from $508.7 million in 2005 to $610.3 million in 2007, representing a compound annual growth rate of 9.5%, all of which was organic. During that same period, our EBITDA improved from $1.6 million in 2005 to $7.9 million in 2007. During that same period, income from continuing operations improved from negative $8.6 million in 2005 to negative $3.2 million in 2007 including offering charges related to our 2007 private placement. For the year ended December 31, 2007 our revenues, income from continuing operations and EBITDA were $610.3 million, negative $3.2 million and $7.9 million, respectively, compared to $535.3 million, $11.0 million and $23.3 million for the year ended December 31, 2006. Net income and EBITDA results in 2007 include the pretax offering related charges of $26.5 million ($16.5 million after income tax benefit), of which $18.6 million was noncash compensation charges; for more information, refer to Note 2 of the Company's consolidated financial statements on page F-11. EBITDA is not defined under U.S. generally accepted accounting principles and does not purport to be an alternative to net income as a measure of operating performance or to be an alternative to net cash flows provided by operating activities as a measure of liquidity. For a reconciliation of EBITDA to net income and a reconciliation of EBITDA to net cash flows provided by operating activities, refer to footnote 4 on page 34. Our growth has been driven by successful bids for, and execution of, several large projects, our ability to continue to capitalize on increased infrastructure spending in our markets and the breadth of our customer base. We believe our centralized fleet and skilled workforce provide us with a competitive advantage as increased spending in the transmission infrastructure market has resulted in an increased demand for a limited supply of specialized equipment and labor. We believe these factors have created a more profitable bidding environment for our services. We expect to continue to grow our business organically, as well as selectively consider strategic acquisitions that improve our competitive position within our existing markets, expand our geographic footprint or strengthen our fleet.

        Set forth below is our backlog as of December 31, 2005, 2006 and 2007 (in millions, except percentages):

	December 31,			December 31,
	2005	2006	% Change	2006	2007	% Change
T&D	$136.1	$183.2	34.6%	$183.2	$133.9	(26.9)%
C&I	87.9	92.9	5.7%	92.9	82.7	(11.0)%

Total	$224.0	$276.1	23.3%	$276.1	$216.6	(21.6)%

        We refer to our estimated revenue on uncompleted contracts, including the amount of revenue on contracts on which work has not begun, minus the revenue we have recognized under such contracts as "backlog." We calculate backlog differently for different types of contracts. For our fixed-price contracts, we include the full remaining portion of the contract in our calculation of backlog. For our unit-price, time-and-equipment, time-and-materials and cost-plus contracts, our projected revenue for a three-month period is included in the calculation of backlog, regardless of the duration of the contract, which typically exceeds such three-month period. These types of contracts are generally awarded as part of MSAs which typically have a one to three-year duration from execution. Given the duration of our contracts and MSAs and our method of calculating backlog, our backlog at any point in time may not accurately represent the revenue that we expect to realize during any period and our backlog as of the end of a fiscal year may not be indicative of the revenue we expect to earn in the following fiscal year.

        As of December 31, 2007, we employed a highly skilled workforce of approximately 3,000 people. Our workforce is supported by a large modern fleet of specialty vehicles, equipment and tooling. Our fleet consists of over 4,300 vehicles and pieces of equipment, including approximately 2,000 pieces of specialized equipment, and is highly mobile, allowing us to easily relocate our equipment across all of the regions we serve.

Organization

        Our predecessors have served the utility infrastructure markets since 1891 and have been recognized as innovators in the industry. MYR Group Inc. was created in 1995 through the merger of three longstanding specialty contractor franchises. We were a public company with our stock traded on the NYSE until 2000 when we were acquired by GPU, Inc., which was subsequently acquired by FirstEnergy Corp. In 2006, ArcLight acquired substantially all of our capital stock from FirstEnergy Corp. We repurchased 14,515,284 shares held by ArcLight and its affiliates with a portion of the proceeds of the 2007 Private Placement. As of December 31, 2007, ArcLight continued to own approximately 7.1% of our outstanding common stock. Members of our senior management acquired shares of capital stock in 2006 and 2007, and are selling stockholders pursuant to the registration statement of which this prospectus forms a part. We also repurchased 49,675 of the shares underlying outstanding options with a portion of the remaining proceeds of the 2007 Private Placement.

        From 1999 to 2005, we acquired and exited numerous businesses as we shifted our strategic focus to better serving the utility infrastructure needs of our customers. In 2003, we made several changes in our management team, including the appointment of Mr. Koertner as our chief executive officer. Since that time, management has worked to position our business to focus on high growth electrical utility infrastructure projects and increased emphasis on safety, leading to a more stable workforce and higher operating margins. Our various stockholders have provided the incremental financial and strategic resources necessary for us to build upon our established foundation, improve our overall performance, invest in our asset base, and position ourselves for substantial growth.

        Our operations are currently conducted by five subsidiaries: The L. E. Myers Co., Harlan Electric Company, Hawkeye Construction, Inc., Great Southwestern Construction, Inc. and Sturgeon Electric Company, Inc. Through our operating subsidiaries, we provide utility and electrical construction services with a network of local offices located throughout the continental United States.

Competitive Strengths

        We believe our significant competitive strengths are as follows:

        Broad National Presence.    We are one of the largest national providers of T&D services to electric utilities, cooperatives and municipalities. In contrast with many of our local and regional competitors, our broad geographic reach enables us to serve electric utility customers whose facilities and infrastructure span multiple states and regions throughout the continental United States. We believe our ability to accommodate the national scale of our larger customers better positions us for work on large transmission projects. In addition, we believe that our national presence better positions us to win not only the larger T&D projects, but also the potentially higher profit margin mid-size to smaller T&D projects that may not attract regional or national competition in our local markets.

        Strong, Long-Standing Relationships Across a High Quality Customer Base.    We have established a strong base of long-standing customer relationships, particularly in our T&D segment, by providing high quality service in a cost-efficient and timely manner. Our diverse base of customers is comprised of over 125 utilities, cooperatives and municipalities throughout the continental United States that we believe are generally of high credit quality. We have served many of our customers for over 40 years and have worked diligently to maintain these strong relationships throughout our organization, including through our senior management, safety, legal and finance professionals, our on-site field crews and supervisors and our subcontractor and supplier base. We believe this focus on relationships has allowed us to better meet our customers' unique needs and become a valuable partner to our broad base of customers. We estimate that approximately 13% to 25% of our revenues in 2007 were derived from maintenance and repair projects for our T&D clients. These maintenance and repair contracts provide for a base of recurring revenue from our existing customer base.

        Established EPC Track Record.    We have an established track record for successful completion of EPC contracts and other large projects. We have successfully performed several large turn key projects including one of the largest EPC projects ever completed in the T&D market. We have recently entered into several EPC contracts for other large scale projects. We believe that we are well positioned to capitalize on the shift in the utility industry to EPC or similar contract structures as the framework for large scale transmission construction. We have also established relationships with many well-regarded engineering firms and procurement sources which we believe will strengthen our EPC bids and our bids for large projects.

        Specialized Equipment and Centralized Fleet Management.    The services we provide, particularly transmission construction and maintenance, require specialized equipment, tooling and expertise. We have operated in the T&D industry since its inception and have been instrumental in designing much of the specialty tooling and equipment used in the industry, including wire pullers, wire tensioners, aerial devices and more. Our maintenance shops have the capability to modify standard construction equipment to meet the specific needs of our specialty applications. Much of this equipment is very capital intensive and hard to procure, but the scale of our operations and our resulting buying power allows us to obtain equipment on favorable terms from manufacturers and other equipment suppliers. The scarcity and high cost of this equipment serves as a considerable barrier to entry for contractors seeking to enter the transmission side of the T&D market. Smaller contractors may not have the financial capacity to obtain the equipment we have and are able to procure, which gives us an advantage when competing for large and complex projects.

        Our fleet is managed by our centralized fleet management group. Since our fleet is highly mobile, we have the ability to shift resources from region-to-region quickly, which allows us to effectively respond to customer needs, including major weather events. Our centralized fleet management group enables us to optimize and maintain our equipment to achieve the highest equipment utilization which helps to maintain a competitive position with respect to our equipment costs. We develop internal equipment rates to reflect our true equipment costs, which in turn provide our business units with appropriate pricing levels to estimate their bids for new projects more accurately. We also involve our business units in prioritizing the use of our fleet assets. The group also manages the procurement of additional equipment through our capital budget, operating leases and short-term rentals. All of these factors are critical to meeting our customers' needs as well as allowing us to operate efficiently and to improve margins.

        High Quality Workforce and Industry Leading Safety Record.    We are committed to providing the highest level of customer service through the development of a highly-trained workforce. Despite a tight labor market, we have been able to retain and build a strong base of employees who are highly motivated and we provide incentives to achieve superior levels of performance. We have committed a significant amount of resources to the process of recruiting new employees who can learn from the more seasoned, experienced members of our team. We have the skills to market our services, estimate our jobs, execute quality work safely, and manage the contracts and change orders. Our objective is to be the employer of choice in the various labor markets in which we compete.

        It is also critical to the success of our business that we keep our employees safe. We have therefore developed strong safety programs with stringent safety standards. This helps us to maintain our customer base, which is increasingly focused on the safety performance records of contractors when making bid award decisions. Safer working conditions also reduce costs associated with loss of man hours, liability, and insurance premiums. We provide a progressive training program to improve our employees' technical skills and ensure that they understand and follow applicable safety codes and comply with our safety standards. Our executive management was instrumental in creating a strategic partnership focused on improving T&D safety performance across the industry which includes OSHA, other large T&D contractors, the International Brotherhood of Electrical Workers ("IBEW") and two industry/trade associations. Mr. Koertner, our chief executive officer, serves on the executive committee of the OSHA strategic partnership for the T&D industry. Our safety record has improved considerably in the last four years and we believe it is one of the best in the industry. This is due in large part to management changes and company specific programs as well as training programs developed cooperatively by the OSHA strategic partnership.

        Financial Resources to Capitalize on Industry Growth.    We believe we have the financial resources to compete effectively for projects across the United States. Financial resources, including bonding capacity, are important considerations to customers when choosing a contractor. Our financial resources are sufficient that we often are not required to post surety bonds or letters of credit for projects while smaller competitors may be required to do so, which lowers our overall costs and makes us more competitive. When bonding is required for a contract, our strong relationship with our bonding provider allows us greater flexibility in the bidding process. We believe our strong balance sheet, coupled with capacity under our Credit Facility, allows us to undertake large scale projects that we expect to be constructed over the next several years. Unlike some of our smaller competitors, our financial strength allows us to bid on multiple larger projects simultaneously.

        Experienced Management Team.    Our management team, which includes our chief executive officer, chief operating officer and our regional vice presidents, plays a significant role in establishing and maintaining long-term relationships with our customers, thereby supporting the growth of our business and managing the financial aspects of our operations. Our chief executive officer, Mr. Koertner, has over 28 years of experience in the electric utility industry and has served with us for almost ten years, first as our chief financial officer until December 2003 and as our president and chief executive officer since that time. The average tenure of our management team is over 14 years with us and over 20 years in our industry. Our management has worked to position our business to focus on high growth T&D infrastructure, construction, maintenance and repair work, refined our C&I focus to the western United States, and the Arizona and Colorado markets in particular, and increased emphasis on safety, leading to a more stable workforce and higher profit margins.

Growth Strategy

        We intend to continue to grow revenues and strengthen our competitive position by using the following strategies:

        Capitalize on Favorable Trends in Certain Key End Markets.    We believe that we are well positioned to capitalize on the projected capital spending by customers in the T&D market. We believe our strong and diverse customer relationships, track record and geographic reach should allow us to continue to benefit from the growing investment by electric power customers and third-party investors in T&D infrastructure. In particular, we expect that the Energy Act will facilitate investment in large scale electric transmission projects, which are among our core competencies.

        Focus on Operating Efficiencies and Expanding Margins.    We intend to continue to focus on operating efficiencies and improving our margins in order to maximize earnings for our stockholders. This includes focusing our growth on more profitable services like T&D, continuing to be selective on the projects for which we decide to bid, managing projects efficiently throughout their estimation, negotiation and execution, including actively monitoring change orders, billing and cost overruns. In addition, we intend to use a significant amount of capital to expand our fleet and purchase rather than lease or rent equipment. As a result of implementing these initiatives, we believe our business has the potential to experience significant margin improvement over the next several years.

        Expanding Our Fleet to Meet Customer Demands.    In 2008, we plan to spend approximately $30.0 million on property, plant and equipment, with the majority of such expenditures used to purchase additional equipment to enhance our fleet and to reduce our reliance on operating leases and short term equipment rentals. The cost of owning core equipment assets is typically lower than leasing or renting. We believe purchasing equipment that would otherwise be leased or rented will reduce our costs and improve our margins over the long term. Because the equipment and tooling required for our business, particularly with respect to transmission, is extensive and in limited supply, we believe investing in our fleet will give us a competitive advantage that smaller firms will not be able to match and will allow us to win more contracts at higher profit margins.

        Increase Market Share within T&D Markets.    We intend to continue to increase our penetration and market share for T&D projects by expanding our existing customer relationships, attracting new customers and pursuing selective acquisitions. Electric utilities currently outsource a significant portion of their T&D infrastructure construction, maintenance and repair requirements, and we believe the portion that is outsourced will continue to grow. We believe our quality service, national presence, T&D expertise, ability to mobilize people and equipment quickly, and strong safety record will enable us to develop our business with both existing and prospective customers as they continue to further outsource their T&D servicing needs.

        Attract and Maintain High Quality Employees.    Competitive strength in the electrical services industry depends on the expertise, talent and commitment of a firm's employees. For us to continue to succeed, we must be able to attract, develop and retain highly qualified people. Our employees should be able to benefit from our strong core businesses, our open and entrepreneurial culture, and the breadth of opportunity for individual success. We are fortunate to have a large number of skilled, seasoned employees with significant tenure and experience. We believe the extraordinary capabilities of our people help differentiate us from our competition. From our linemen to our project managers to our management teams, we will continue to look for new ways to improve productivity, diversify our services and expand our customer base. We intend to continue to invest in our personnel, which we believe is essential to ensure we are always prepared to execute our business initiatives and capitalize on new opportunities.

        Pursue Strategic Acquisitions.    Although acquisitions are not essential to achieving our objectives, we will evaluate acquisition opportunities to bolster our presence in select regional markets or to broaden and enhance our service offerings. Future acquisitions may, among other things, focus on expanding our geographic presence and provide incremental equipment and workforce.

Services

        Transmission & Distribution Services.    We provide design, engineering, procurement, upgrade, construction, maintenance and repair services for utility infrastructure markets in the continental United States with a particular focus on construction, maintenance and repair. These services, provided to electric utilities and other similar entities, include the construction and ongoing maintenance of high voltage transmission lines, substations and underground and overhead distribution systems. We also provide emergency restoration services in response to hurricane, ice or other storm related damage. We have constructed thousands of miles of transmission and distribution lines. Our capability to provide transmission services at voltages of up to 765 kilovolts provides us with the expertise to construct and maintain power lines and substations for utility, industrial, mining, institutional and government facilities. This segment of our business also provides services outside T&D, including services in the telecommunications sector, but these services do not reflect a significant amount of the revenue or backlog in our T&D segment.

        Commercial and Industrial Services.    We provide complete electrical system wiring for C&I facilities of a wide variety of types and sizes in the western United States. We focus on the Arizona and Colorado regional markets where we have achieved sufficient scale to deploy the level of resources necessary to achieve what we believe are leading market shares. We concentrate our efforts on projects where our technical and management expertise is critical to successful and timely execution, as well as more technically complex projects, which often have higher profit margins, since fewer firms are able to do the more complicated work. Our experience includes projects for airports, hospitals, data centers, hotels, casinos, arenas, convention centers, manufacturing plants, processing facilities, transportation control and management systems, high tech manufacturing, clean rooms, power plants, petrochemical facilities, mining operations, prisons, biotechnology laboratories, healthcare facilities, sport complexes, bottling plants, government installations and office complexes. Projects have ranged from small renovations to large fast track projects. Services provided include facility power, site utilities, controls, instrumentation, security systems, fire alarms, fiber optics and telecommunication services.

        This segment of our business also provides telecommunication installation services as well as electrical construction related to traffic and light rail signalization, although these services reflect less than 5.0% of consolidated revenue for the year ended December 31, 2007. Telecommunications services include fiber optic and copper communication installation for the transmission of voice, data, and video. The electrical construction services that we provide in connection with traffic and light rail signalization include ramp metering, signalized intersections, fiber optic interconnections for traffic management systems as well as highway and bridge lighting installation and maintenance.

Customers

        Our T&D customers include investor-owned utilities, municipal utilities, cooperatives, federal-owned utilities, independent power producers, independent transmission companies and other contractors. Our C&I customer base includes general contractors, commercial and industrial facility owners, local governments and developers in our target markets. We have longstanding relationships with many of our customers, particularly in our T&D segment, and we cultivate these relationships at all levels of our organization from senior management through project supervisors. We seek to build upon existing customer relationships to secure additional projects and to increase revenue from our current customer base. Many of our customer relationships originated decades ago and are maintained through a partnering approach, which includes project evaluation and consulting, quality performance, performance measurement and direct customer contact. At both a senior and operating unit level, management also maintains a parallel focus on pursuing growth opportunities with prospective customers. In addition, our senior management and our operating unit management teams promote and market our services for prospective large-scale projects and national accounts. We believe that our industry experience, technical expertise, customer relationships and emphasis on safety and customer service are important to our being retained by existing and new customers.

        Our top 10 customers accounted for 42.6% of our revenue for the period from January 1, 2006 to November 30, 2006, 52.4% of our revenue for the period from December 1, 2006 to December 31, 2006, and 45.8% of our revenue for the year ended December 31, 2007, with our largest customer in each period, MidAmerican Energy Company, M.A. Mortenson Company, and Xcel Energy (including contracts where we served as a subcontractor), accounting for 11.9%, 11.6%, and 10.9%, respectively. Other than MidAmerican and Xcel Energy in 2006 and Xcel Energy and PacifiCorp in 2007, no single customer accounted for more than 6.0% of our total revenue in 2006 or 2007. Our largest customers are generally our electric utility customers, which we believe are of a high credit quality.

        For the year ended December 31, 2005, the period from January 1, 2006 to November 30, 2006, the period from December 1, 2006 to December 31, 2006, and the year ended December 31, 2007, revenues derived from T&D customers accounted for 76.3%, 74.8%, 71.1%, and 71.2%, of our total revenues, respectively. For the year ended December 31, 2005, the period from January 1, 2006 to November 30, 2006, the period from December 1, 2006 to December 31, 2006, and the year ended December 31, 2007, revenues derived from C&I customers accounted for 23.7%, 25.2%, 28.9%, and 28.8%, of our total revenues, respectively.

Types of Service Arrangements / Bidding Process

        We enter into contracts principally on the basis of competitive bids. Although there is considerable variation in the terms of the contracts we undertake, contracts will usually be either fixed-price or unit-price contracts pursuant to which we agree to do the work for a fixed amount for the entire project or for the particular units of work performed. We also enter into time-and-equipment contracts under which we are paid for labor and equipment at negotiated hourly billing rates and for other expenses, including materials, as incurred. On occasion these time-and-equipment contracts require us to include a guaranteed not-to-exceed maximum price. In addition, we obtain time-and-materials contracts under which we are paid for labor at negotiated hourly billing rates and for other expenses, including materials, as incurred. Finally, we sometimes enter into cost-plus contracts, where we are paid for our costs as well as a premium.

        Fixed-price and unit-price contracts have the highest potential margins, but hold the greatest risk in terms of profitability, since cost overruns may not be recoverable. Similarly, unit-price contracts also hold cost overrun risk. Time-and-equipment, time-and-materials and cost-plus contracts have limited margin upside, but generally do not bear overrun risk. Fixed-price contracts accounted for 49.4% of total revenue for the year ended December 31, 2007, including 47.0% of our total revenue for our T&D segments and 55.2% of our total revenue for our C&I segment. Work in our T&D segment is generally completed under fixed-price, time-and-materials, time-and-equipment and unit-price agreements. The remainder of the T&D work is generally performed under cost-plus agreements. C&I work is typically performed under fixed-price and time-and-materials agreements. The remainder of our C&I work is performed under cost-plus and unit-price agreements.

        Our EPC contracts are typically fixed-price. We may act as the prime contractor for an EPC project where we perform the procurement and construction functions but use a subcontractor to perform the engineering component or we may use a subcontractor for both engineering and procurement functions. We may also act as a subcontractor on an EPC project to an engineering or construction management firm. When acting as a subcontractor for an EPC project we typically provide construction services only, but may also perform both the construction and procurement functions.

        We also provide services under MSAs that cover maintenance, upgrade and extension services, as well as new construction. Work performed under MSAs is typically billed on a unit-price, time-and-materials or time-and-equipment basis. MSAs are typically one to three years in duration. Under MSAs, customers generally agree to use us for certain services in a specified geographic region. However, most of our contracts, including MSAs, may be terminated by our customers or by us on short notice, typically 30 to 90 days and occasionally on less notice. Furthermore, most MSA customers have no obligation to assign specific volumes of work to us and are not required to use us exclusively, although in some cases are subject to our right of first refusal. Many of our contracts, including MSAs, are open to public bid at expiration and generally attract numerous bidders.

        A portion of the work we perform requires performance and payment bonds at the time of execution of the contract. Contracts generally include payment provisions pursuant to which a 5% to 10% retainage is withheld from each progress payment until the contract work has been completed and approved.

Materials

        Except where an EPC contract is involved, our T&D customers generally provide the majority of the materials and supplies necessary to carry out our contracted work. For our C&I contracts we usually procure the necessary materials and supplies. We are not dependent on one supplier for materials or supplies.

        The recent increase in demand for transmission products and services has strained production resources, creating significant lead-time for obtaining large transformers, transmission towers, poles and wire. Our transmission project revenues could be significantly reduced or delayed due to the difficulty we or our customers may experience in obtaining required materials. However, we are not presently experiencing and we do not anticipate experiencing, any difficulties in timely procuring an adequate amount of materials and supplies for our projects.

Subcontracting

        We are the prime contractor for the majority of our T&D projects. We may use subcontractors to perform portions of our contracts and to manage workflow, particularly for design, engineering, procurement and some foundation work. The subcontractors we work with are often sole proprietorships or small business entities. Subcontractors normally provide their own employees, vehicles, tools and insurance coverage. We are not dependent on any single subcontractor. Contracts with subcontractors often contain provisions limiting our obligation to pay the subcontractor if our client has not paid us and is holding our subcontractors responsible for their work or delays in performance. On larger projects we may require surety bonding from subcontractors where we deem appropriate based on the risk involved. We occasionally perform work as a subcontractor and we may elect to do so from time-to-time on larger projects in order to manage our execution risk on certain projects. The majority of our work in our C&I segments is done in the subcontractor role.

Competition

        Our business is highly competitive in both our T&D and C&I segments. Competition in both of our business segments is primarily based on the price of the construction services rendered and upon the reputation for quality, safety and reliability of the contractor rendering them. The competition we encounter can vary depending upon the type of construction services to be rendered.

        We believe that the principal competitive factors in our industry are:

  •
  price;

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  geographic presence and breadth of service offerings;

  •
  reputation and relationships with customers;

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  history of service execution (for example, safety record, cost control, timing and experience);

  •
  fleet and equipment;

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  technological capabilities;

  •
  the availability of qualified and/or licensed personnel;

  •
  adequate financial resources and bonding capacity;

  •
  inclement weather restoration abilities and reputation; and

  •
  management team experience.

        While we believe our customers consider a number of factors when selecting a service provider, most of their work is awarded through a bid process where price is often a principal factor. See "Risk Factors—Our industry is highly competitive."

  T&D Competition

        With respect to the T&D segment of our business, we often compete with a number of companies in the local markets where we operate, ranging from small local independent companies to large national firms. The national or large regional firms that compete with us for T&D contracts include Pike Electric Corporation, MDU Resources Group, Inc., Quanta Services, Inc., The InfrastruX Group and Henkels & McCoy, Inc. One of our largest competitors, InfraSource Services, Inc. recently merged with and into Quanta Services, Inc., another of our largest competitors.

        There are a number of barriers to entry into the transmission services business including the cost of equipment and tooling necessary to perform transmission work, the availability of qualified labor, the scope of typical transmission projects and the technical, managerial and supervisory skills necessary to complete the job. Larger transmission projects in particular generally require more specialized heavy duty equipment as well as stronger financial resources to meet the cash flow, bonding, or letter of credit requirements of these projects. These factors sometimes reduce the number of potential competitors on these projects to our larger competitors. The number of firms that generally compete for any significant transmission infrastructure project varies greatly depending on a number of factors, including the size of the project, its location and the bidder qualification requirements imposed upon contractors by the customer. Many of our competitors restrict their operations to one geographic area while others operate nationally as we do. There are fewer significant barriers to entry in the distribution markets in which we operate and, as a result, any organization that has adequate financial resources and access to technical expertise may become a competitor. Instead of outsourcing to us, some of our T&D customers also employ personnel internally to perform services of the type we provide.

  C&I Competition

        With respect to the C&I segment of our business, we often compete with a number of regional or small local firms and subsidiaries of larger, national firms like Emcor Group Inc.

        Competition for our C&I construction services varies greatly. There are few significant barriers to entry in the C&I business and there are a number of small companies that compete for C&I business. Size, location and technical requirements of the project will impact which competitors and the number of competitors that we will encounter on any particular project.

        A major competitive factor in our C&I segment is the individual relationships that we and our competitors have developed with general contractors who typically control the bid process. Unlike in T&D construction, the equipment requirements for C&I work are generally not as significant. Since C&I construction typically involves the purchase of materials by the contractor, the financial resources to meet these requirements on particular projects may impact the competition we encounter. Although certain of our competitors for this type of work operate nationally, the majority of our competition operates locally or regionally. In the majority of cases involving maintenance services provided by us, our customers will also perform some or all of these types of services internally as well. We differentiate ourselves from our competitors by bidding for larger and/or more technically complex projects which we believe many of our smaller competitors may not be capable of executing profitably. We also focus our efforts in growing markets where we have built strong relationships with existing customers.

        We believe that we have a favorable competitive position in the markets that we serve due in large part to our strong operating history and strong local market share as well as our reputation and relationships with our customers. Small third-party service providers pose a smaller threat to us than national competitors because they are frequently unable to compete for larger, blanket service agreements to provide system-wide coverage.

Project Bonding Requirements

        We believe we have a strong relationship with our bonding provider. We estimate that historically, approximately 20.0% to 30.0% of our annual volume of business requires performance bonds or other means of financial assurance to secure contractual performance. These bonds are typically issued at the face value of the contract awarded. As of December 31, 2007, we have approximately 13.1 million in surety bonds outstanding for projects in our T&D segment and 28.4 million for projects in our C&I segment. The ability to post surety bonds provides us with a competitive advantage over smaller or less financially secure competitors. We believe that the strength of our balance sheet and our long standing relationship with our bonding provider enhances our ability to obtain adequate financing and surety bonds.

Backlog

        As of December 31, 2006 our backlog was approximately $276.1 million, consisting of $183.2 million and $92.9 million in our T&D and C&I segments, respectively. As of December 31, 2007 our backlog was approximately $216.6 million, consisting of $133.9 million and $82.7 million in our T&D and C&I segments, respectively. We expect to realize approximately 39.9% of our December 31, 2007 backlog in the first quarter ending March 31, 2008.

        As discussed above, we calculate backlog differently for different types of contracts. For our fixed-price contracts, we include the full remaining portion of the contract in our calculation of backlog. For our unit-price, time-and-equipment, time-and-materials and cost-plus contracts, our projected revenue for a three-month period is included in the calculation of backlog, regardless of the duration of the contract, which typically exceeds such three-month period. These types of contracts are generally awarded as part of MSAs which typically have a one to three-year duration from execution. Given the duration of our contracts and MSAs and our method of calculating backlog, our backlog at any point in time may not accurately represent the revenue that we expect to realize during any period and our backlog as of the end of a fiscal year may not be indicative of the revenue we expect to earn in the following fiscal year and should not be viewed or relied upon as a stand-alone indicator. See "Risk Factors—Backlog may not be realized or may not result in profits."

        Certain of the projects that we undertake are not completed in one accounting period. Revenue on construction contracts is recorded on the percentage-of-completion accounting method determined by the ratio of cost incurred to date on the contracts (excluding uninstalled direct materials) to management's estimates of total contract costs. Projected losses are provided for in their entirety when identified. There can be no assurance as to our customers' requirements or that our estimates of existing and future needs under MSAs, or the values of our cost or time-dependent contracts, are accurate and, therefore, our backlog may not be reflected in our actual revenues.

Trade Names

        We operate under a number of trade names, including MYR Group Inc., The L. E. Myers Co., Harlan Electric Company, Hawkeye Construction, Inc., Great Southwestern Construction, Inc. and Sturgeon Electric Company, Inc. We do not generally register our trademarks with the United States Patent and Trademark Office, but instead rely on state and common law protection. While we consider our trade names to be valuable assets, we do not consider any single trademark to be of such material importance that its absence would cause a material disruption to our business.

Equipment

        We have operated in the T&D industry since 1891 and have been instrumental in designing much of the specialty tools and equipment used in the industry, including wire pullers, wire tensioners, aerial devices and more. We operate a fleet of owned and leased trucks and trailers, support vehicles and specialty construction equipment, such as tension stringing machines, bulldozers, bucket trucks, digger derricks and cranes. We also rely on specialized tooling, including stringing blocks, wire grips and presses. Our fleet is comprised of approximately 4,300 units, including approximately 2,000 pieces of specialty equipment. We believe that our vehicles are well maintained and adequate for present operations. The standardization of our trucks and trailers allows us to minimize training, maintenance and parts costs. Our fleet group is staffed by over 100 mechanics and equipment managers and we operate 14 maintenance shops throughout the United States to service our fleet. Our ability to service our fleet ourselves in various markets allows us to reduce repair costs and the time equipment is out of use by eliminating the need to ship equipment long distances for repair as well as dependence on third party maintenance providers. Our maintenance shops are also able to modify standard construction equipment to meet the specific needs of our specialty applications. We are a final-stage manufacturer for several configurations of our specialty vehicles and in the event that a particular piece of equipment is not available to us, we can build the component on-site, which reduces our reliance on our equipment suppliers.

        Our fleet of equipment is managed by our centralized fleet management group. Since our fleet is highly mobile it is integral that we have the ability to shift resources from region-to-region quickly and to effectively respond to customer needs or major weather events. Our centralized fleet management group enables us to optimize and maintain our equipment to achieve the highest equipment utilization which helps to maintain a competitive position with respect to our equipment costs. We develop internal equipment rates to reflect our true equipment costs, which in turn provides our business units with appropriate pricing levels to estimate their bids for new projects more accurately. We also involve our business units in prioritizing the use of our fleet assets. The group also manages the procurement of additional equipment through our capital budget, operating leases and short-term rentals. All of these factors are critical in meeting our customers' needs while allowing us to operate efficiently and to improve margins. We have recently increased capital expenditures on our fleet and we believe these increases will reduce our operating costs over the long term.

Properties

        Our corporate headquarters is located at Three Continental Towers, 1701 West Golf Road, Suite 1012, Rolling Meadows, Illinois with 10,506 square feet of office space that we lease, the term of which lease expires on June 30, 2012. Our executive offices are located at this facility, along with our finance, information technology and certain legal personnel. As of December 31, 2007 we owned or leased the following additional facilities:

Location	Type of Facility	Leased or Owned	Expiration of Lease
Chandler, AZ	Building and Service Yard	Owned	N/A
Decatur, IL	Office/Warehouse	Owned	N/A
Grand Junction, CO	Building and Yard	Owned	N/A
Henderson, CO	Warehouse and Yard	Owned	N/A
Indianapolis, IN	District Office/Warehouse	Owned	N/A
Marshalltown, IA	District Office/Warehouse	Owned	N/A
Pasadena, TX	Office/Warehouse	Owned	N/A
Rural Hall, NC	District Office/Warehouse	Owned	N/A
Salt Lake City, UT(1)	Shop	Owned	N/A
Troutdale, OR	District Office/Warehouse	Owned	N/A
Tucson, AZ	Construction Office	Owned	N/A

Albuquerque, NM	Office/Storage	Leased	Month to month
Apopka, FL	Office/Garage/Yard Storage	Leased	June 30, 2008
Brookfield, WI	Office/Warehouse	Leased	March 31, 2011
Carlisle, PA	Office/Warehouse	Leased	Month to month
Castle Rock, CO	Office/Warehouse	Leased	May 30, 2010
Charleston, TN	Shop	Leased	December 31, 2010
Chattanooga, TN	Office	Leased	September 30, 2009
Denver, CO	Office	Leased	Month to month
Denver, CO	Yard	Leased	Month to month
Ellenwood, GA	Office/Storage	Leased	Month to month
El Paso, TX	Office/ Construction Yard	Leased	December 31, 2009
Henderson, CO	Yard	Leased	Month to month
Loveland, CO	Office/Warehouse	Leased	December 31, 2009
Mesa, AZ	Yard	Leased	November 30, 2008
Monessen, PA	Warehouse Storage	Leased	Month to month
North Salt Lake, UT	Office/Warehouse	Leased	Month to month
Rochester Hills, MI	Office/Warehouse	Leased	Month to month
Silverthorne, CO	Office	Leased	Month to month
Tempe, AZ	Office/Warehouse	Leased	May 31, 2010
West Palm Beach, FL	Office/Warehouse	Leased	Month to month
Worthington, MN	Office/Storage	Leased	Month to month

(1)
Property to be sold in connection with like-kind property exchange. Following the sale of this property we expect to acquire an office/shop in North Salt Lake, Utah through the use of a like-kind property exchange.

        We believe that our existing facilities are adequate for our operations. We do not believe that any single facility is material to our operations and, if necessary, we could readily obtain replacement facilities for our existing facilities.

Training, Quality Assurance and Safety

        We are committed to providing the highest level of customer service through the development of a highly-trained workforce. Our employees are encouraged to complete a progressive training program to improve their technical skills and ensure that they understand and follow the applicable safety codes, our safety practices and other internal policies.

        We strive to instill safe work habits in our employees, communicate our safety guidelines to them and consistently enforce those guidelines. We employ over 30 professionals in our safety department and offer customized training classes aimed at reducing risk exposure in the various applications within electric line utility construction and maintenance services. We evaluate employees in part based upon their safety records and the safety records of the employees they supervise and we reward our employees for working safely and minimizing injuries. We have established a company-wide safety program to share best practices and to monitor and improve compliance with safety procedures and regulations. Employee safety is a top priority across our entire organization. Each business unit has its own internal safety committee to review regional safety issues and customize safety incentive systems for their workforce. In addition, our chief executive officer serves on the executive committee of the OSHA strategic partnership for the T&D industry and several other officers and employees serve on the strategic partnership's various committees and working groups.

        Our industry is experiencing a shortage of journeyman linemen in certain geographic areas and we have, from time-to-time, experienced shortages of journeymen linemen and other qualified personnel. In response to the shortage, we seek to take advantage of various IBEW and National Electric Contractors Association ("NECA") training programs and support the joint IBEW/NECA Apprenticeship Program which trains qualified electrical workers. IBEW training includes apprenticeships consisting of on-the-job training and related academic classes. Upon completion of the apprenticeship program, one becomes a journeyman lineman. Other IBEW programs focus on developing and providing skills upgrade training to help linemen stay current with new technology.

Insurance

        Our business involves the use of heavy equipment and exposure to conditions that can be dangerous. While we are committed to operating safely and prudently, we are subject to claims by employees, customers and third parties for property damage and personal injuries that occur in connection with our work. See "Risk Factors—We may incur liabilities or suffer negative financial impact relating to occupational health and safety matters."

        The primary non-commercial risks in our operations are bodily injury and property damage. We maintain insurance policies with coverage customary for companies of our type and size, including general liability, automotive and workers' compensation but our insurance does not cover all possible claims. Our deductible for each line of coverage is the first $1.0 million per claim up to the claim aggregate amount as defined per each policy. The claim aggregate for each policy is calculated as the cumulative excess over the first $0.5 million of each claim incurred, up to the deductible amount per claim. The claim aggregate amount for each policy is as follows: $1.5 million for workers' compensation, $1.5 million for general liability and $1.0 million for automobile liability. Once a policy's claim aggregate is reached per line of coverage, the deductible for that policy is reduced to $0.5 million per claim. We also maintain insurance for health insurance claims exceeding $0.1 million per covered individual on an annual basis. Losses up to the deductible amounts are accrued based upon our estimates of the ultimate liability for claims reported and an estimate of claims incurred but not yet reported. The determination of such estimated losses and their appropriateness are reviewed by management and updated at least quarterly. We are not required to, and do not, specifically set aside funds for our self-insurance programs. At any given time, we are subject to multiple workers' compensation and personal injury and other employee-related claims. We maintain accruals based on known facts and historical trends. Our workers' compensation and insurance costs have been rising over the past several years as our volume of business has increased. One of our insurance providers, Zurich American Insurance Company, requires letters of credit from time-to-time to ensure reimbursement for amounts they are disbursing on our behalf, such as payments made to beneficiaries under our self-funded insurance programs.

Regulation

        While we are not regulated as a public utility, our operations are subject to various federal, state and local laws and regulations including:

  •
  licensing, permitting and inspection requirements applicable to electricians and engineers;

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  building and electrical codes;

  •
  permitting and inspection requirements applicable to construction projects;

  •
  regulations relating to worker safety and environmental protection; and

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  special bidding and procurement requirements on government projects.

        In addition, we conduct a portion of our business in the southwestern United States, where we run a more significant risk of disturbing Native American artifacts and archeological sites. If we encounter artifacts on a site on one of our construction projects, we may need to halt operation while construction is moved or steps are taken to comply with local law and the Archaeological Resources Protection Act of 1979 ("ARPA"). In addition, under ARPA we may be subject to fines or criminal sanctions if we disturb or damage protected sites.

        We believe that we are in material compliance with applicable regulatory requirements and have all material licenses required to conduct our operations. Our failure to comply with applicable regulations could result in substantial fines and/or revocation of our operating licenses. Many state and local regulations governing electrical construction require permits and licenses to be held by individuals who typically have passed an examination or met other requirements.

Environmental Matters

        We are committed to the protection of the environment and train our employees to perform their duties accordingly. We are subject to numerous federal, state and local environmental laws and regulations governing our operations, including the handling, transportation and disposal of non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water, groundwater and soil. We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of previously owned or operated properties, or properties to which hazardous substances or wastes were sent by current or former operations at our facilities, regardless of whether we directly caused the contamination or violated any law at the time of discharge or disposal. The presence of contamination from such substances or wastes could interfere with ongoing operations or adversely affect our ability to sell, lease or use our properties as collateral for financing. We could also be held liable for significant penalties and damages under certain environmental laws and regulations, which could materially and adversely affect our business and results of operations.

Employees

        We seek to attract and retain highly qualified hourly employees by providing a superior work environment through our emphasis on safety, our high quality equipment and fleet and competitive compensation. The number of individuals we employ varies significantly throughout the year, typically with lower staffing levels at year end and through the winter months when fewer projects are active. As of December 31, 2007, we had approximately 3,000 employees, consisting of 431 salaried employees including executive officers, district managers, project managers, superintendents, estimators, office managers, and staff and clerical personnel, and 2,561 hourly employees. The number of hourly employees fluctuates depending on the number and size of projects at any particular time. Approximately 89% of our hourly-rated employees were members of the IBEW, AFL-CIO and are represented by numerous local unions under approximately 60 agreements with generally uniform terms and varying expiration dates. We generally are not direct parties to such local agreements, but instead these agreements are entered into by and between the IBEW local and NECA of which we are a member. NECA negotiates the terms of these agreements on our behalf. The majority of our competitors are members of NECA and all of our competitors which utilize union labor are effectively bound by the terms of the IBEW agreements negotiated by NECA. On occasion we will also employ individuals who are members of other trade unions pursuant to multi-employer, multi-union project agreements.

Legal Proceedings

        We are from time-to-time party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things, compensation for alleged personal injury, breach of contract and/or property damages, punitive damages, civil and criminal penalties or other losses, or injunctive or declaratory relief. With respect to all such lawsuits, claims and proceedings, we record reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, separately or in the aggregate, would be expected to have a material adverse effect on our financial position, results of operations or cash flows.

        We are routinely subject to other civil claims, litigation and arbitration, and regulatory investigations, arising in the ordinary course of our present business as well as in respect of our divested businesses. Some of these claims and litigations include claims related to our current services and operations, and asbestos-related claims concerning historic operations of a predecessor affiliate. We believe that we have strong defenses to these claims as well as adequate insurance coverage in the event any asbestos-related claim is not resolved in our favor. These claims have not had a material impact on us to date and we believe the likelihood that a future material adverse outcome will result from these claims is remote. However, if facts and circumstances change in the future, we cannot be certain that an adverse outcome of one or more of these claims would not have a material adverse effect on our financial condition, results of operations, or cash flows.

        In 2005, one of our subsidiaries was convicted of a criminal misdemeanor for violation of certain OSHA safety regulations that occurred in 1999. We were assessed and paid a fine of $0.5 million and the subsidiary was sentenced to a three-year probation period, as currently in effect, ending December 8, 2008. We believe that we are in compliance with the terms of the probation. We have appealed this decision, but cannot predict whether we will be successful in our appeal. The conviction and subsequent probation have not had a material impact on our subsidiary or on us generally and we do not believe either will have a material adverse effect on us in the future.

Seasonality

        Although our revenues are primarily driven by spending patterns in our customers' industries, our revenues, particularly those derived from our T&D segment, and results of operations can be subject to seasonal variations. These variations are influenced by weather, hours of daylight, customer spending patterns, available system outages from utilities, bidding seasons and holidays. Typically, our revenues in the first quarter are not as strong due to adverse weather conditions and the cyclicality of customer bidding activities. Bidding activity with respect to new projects is usually light from late-November through mid-January due to the holidays and the fact that our customers typically wait for year-end results to finalize capital and maintenance budgets for the upcoming year. The second quarter is typically better than the first, as some projects begin, but continued cold and wet weather can often impact second quarter productivity. Revenues in our third quarter may be affected by fewer available system outages during which we can perform electrical line service work due to peak electrical demands during hot summer months. Revenues during the fourth quarter of the year are typically higher than the first and third quarters. Many projects are completed in the fourth quarter and revenues often are impacted positively by customers seeking to spend their allocated capital budget on existing projects before the end of the year; however, the holiday season and inclement weather sometimes can cause delays and thereby reduce revenues.

        In addition to the negative affect on our revenues caused by severe weather, we also provide storm restoration services to our T&D customers, which tends to have a higher profit margin. Higher profit margins on storm restoration services can offset the lost revenues in connection with weather-related delays in our construction, maintenance and repair work for our T&D customers. However, storm restoration services work is highly unpredictable and can cause our results of operations to vary greatly from quarter-to-quarter. Our revenues will also fluctuate based on the timing of our large EPC contracts. Given the offsetting effects of weather-related events on the services we provide and periodic effect of our large EPC contacts, it is difficult to predict recurring quarterly trends for our business.

MANAGEMENT

        The following table sets forth information regarding our directors and executive officers:

Executive Officers and Directors

Name	Age	Position(1)	Term Expires
William A. Koertner	58	Chairman, President and Chief Executive Officer	2010
Jack L. Alexander	60	Director	2009
Larry F. Altenbaumer	60	Director	2010
Henry W. Fayne	62	Director	2008
Betty R. Johnson	49	Director	2009
Gary R. Johnson	61	Director	2008
William D. Patterson	53	Director	2010
Carter A. Ward	35	Director	2008
William H. Green	64	Senior Vice President and Chief Operating Officer
Marco A. Martinez	42	Vice President, Chief Financial Officer and Treasurer
Gerald B. Engen, Jr.	57	Vice President, Chief Legal Officer and Secretary
John A. Fluss	56	Group Vice President—Transmission and Distribution
Richard S. Swartz, Jr.	44	Group Vice President—Commercial and Industrial

        William A. Koertner, Chairman, President and Chief Executive Officer.    Mr. Koertner has served as a Chairman since December 2007. Mr. Koertner joined us in 1998 as senior vice president, treasurer and chief financial officer and became our president and chief executive officer in December 2003. Prior to joining us, Mr. Koertner served as vice president at Central Illinois Public Service Company from 1989 until 1998.

        Jack L. Alexander, Director.    Mr. Alexander has served as a Director since December 2007. Mr. Alexander has been a business advisor providing advisory and consulting services to MidAmerican Energy Holdings Company since 2005. Mr. Alexander was previously at MidAmerican Energy Company (a Berkshire Hathaway company), a large electric utility company based in Iowa, from 1973 to 2005, where he served in various roles, most recently as senior vice president of supply and marketing from 2002 to 2005.

        Larry F. Altenbaumer, Director.    Mr. Altenbaumer has served as a Director since 2006. Mr. Altenbaumer is an independent consultant, having retired in 2004 as president of Illinois Power, an electric and natural gas delivery company, and executive vice president for regulated energy delivery, Dynegy Inc., a wholesale power, capacity and ancillary services provider. Mr. Altenbaumer provides business advisory and consulting services to several organizations both in and outside of the energy industry. He is also the fund manager of InDecatur Ventures, LLC, a venture capital investment group focused on economic development opportunities in Decatur, Illinois.

        Henry W. Fayne, Director.    Mr. Fayne has served as a Director since December 2007. Mr. Fayne has been providing advisory and consulting services to various companies, including Century Aluminum Company and Pace Global Energy Services, since 2005. Mr. Fayne was previously at American Electric Power, a large electric utility company based in Columbus, Ohio, from 1974 to 2004, where he served in various roles, most recently as executive vice president of energy delivery from 2001 to 2004.

        Betty R. Johnson, Director.    Ms. Johnson has served as a Director since December 2007. Since 2003, Ms. Johnson has been employed by Block and Company, Inc., a manufacturer and distributor of money handling and office products based in Illinois, where she has held the positions of vice president and chief financial officer and, more recently, executive vice president and chief financial officer. Prior to that Ms. Johnson was a vice president-operations finance with Encompass Services Corporation, an electrical and mechanical construction company based in Kansas, from 1999 to 2003. Ms. Johnson served as our controller from 1992 to 1998 and vice president and controller through 1999.

        Gary R. Johnson, Director.    Mr. Johnson has served as a Director since December 2007. Mr. Johnson retired from his position as the vice president and general counsel of Xcel Energy in March 2007. Mr. Johnson occupied this position from the incorporation of Xcel Energy in 2000 until his retirement.

        William D. Patterson, Director.    Mr. Patterson has served as a Director since December 2007. Mr. Patterson has served as senior vice president of Pennichuck Corporation, an investor-owned water company located in New Hampshire, since 2006. Mr. Patterson joined Pennichuck Corporation in 2005 as vice president and chief financial officer. From January 2003 to January 2005, he served as executive advisor to Concentric Energy Advisors, a private firm located in Marlborough, Massachusetts, providing financial advisory and consulting services for utilities. From June 2001 through January 2005, he provided financial advisory and consulting services for utilities as president of EnSTAR Management Corporation, a company which he founded. Mr. Patterson continues to serve as president of EnSTAR. Mr. Patterson has recently announced that he intends to resign from Pennichuck Corporation, effective May 23, 2008 and to return to EnSTAR Management Corporation full time following effectiveness of such resignation.

        Carter A. Ward, Director.    Mr. Ward served as a Director from 2006 to December 2007 when he resigned in connection with the closing of the 2007 Private Placement and was re-appointed to the Board as the designee of Friedman, Billings, Ramsey & Co., Inc. in January 2008. Mr. Ward is a Managing Director at ArcLight Capital Management Partners, LLC. ArcLight is a leading energy investment firm with more than $6.8 billion of capital under management. Mr. Ward joined ArcLight in 2001 and has twelve years of energy finance and private equity experience. Prior to joining ArcLight, Mr. Ward was a Vice President at McManus & Miles, a boutique investment bank serving the Power and Energy Industry. Mr. Ward earned a Bachelor of Science in Operations Research & Industrial Engineering from Cornell University.

        William H. Green, Senior Vice President and Chief Operating Officer.    Mr. Green has served as senior vice president and chief operating officer since December 2003. Prior to December 2003, Mr. Green served as one of our group vice presidents.

        Marco A. Martinez, Vice President, Chief Financial Officer and Treasurer.    Mr. Martinez has served as vice president, chief financial officer and treasurer since December 2003. Mr. Martinez served as our director of finance from 2000 until December 2003. From 1997 until 2000, Mr. Martinez served as the controller for several of our operating subsidiaries.

        Gerald B. Engen, Jr., Vice President, Chief Legal Officer and Secretary.    Mr. Engen has served as vice president, chief legal officer and secretary since November 2002. Mr. Engen joined us an assistant general counsel in September 2000 from Wells, Love & Scoby, LLC, a law firm specializing in construction law.

        John A. Fluss, Group Vice President—Transmission and Distribution.    Mr. Fluss joined us in 1973 and has served as group vice president—transmission and distribution since 2002. Mr. Fluss has held a number of positions during his 34 years of employment with us including vice president of line operations, district manager and district estimator.

        Richard S. Swartz, Jr., Group Vice President—Commercial and Industrial.    Mr. Swartz has served as group vice president—commercial and industrial since 2004. Prior to becoming a group vice president, Mr. Swartz served as our vice president transmission & distribution central division from 2002 to 2004. Mr. Swartz has held a number of additional positions since he joined us in 1982, including project foreman, superintendent, project manager and district manager.

Committees of the Board of Directors

  Board Independence

        Following the effectiveness of this registration statement, a majority of our directors will need to qualify as independent under the Nasdaq listing standards. Under the Nasdaq listing standards, an "independent director" is a director who is not an officer or employee of our company or any subsidiary and who does not have any relationship that the board of directors believes would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board will review the relationships that each director has with our company on an annual basis and only those directors having no direct or indirect material relationship with our company and who qualify as independent under the Nasdaq listing standards will be considered independent directors of MYR. The board has determined that each of our current directors (with the exception of our chief executive officer) is independent under the Nasdaq listing standards.

        We have established the following committees of our Board of Directors:

  Audit Committee

        The audit committee:

  •
  reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management's corrective action plans where necessary;

  •
  reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

  •
  reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and

  •
  has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

        Mr. Patterson, Ms. Johnson, Mr. Alexander, Mr. Fayne and Mr. Ward serve on the audit committee, with Mr. Patterson serving as chairman. The board has determined each member of the audit committee qualifies as an "independent" director as defined under Nasdaq rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended and Mr. Patterson qualifies as an audit committee "financial expert" under the Nasdaq rules.

  Nominating and Corporate Governance Committee

        The nominating and corporate governance committee:

  •
  reviews the performance of our Board of Directors and makes recommendations to the board regarding the selection of candidates, qualification and competency requirements for service on the board and the suitability of proposed nominees as directors;

  •
  advises the Board of Directors with respect to the corporate governance principles applicable to us; and

  •
  oversees the evaluation of the Board of Directors and management.

        Mr. Johnson, Mr. Altenbaumer, Ms. Johnson and Mr. Ward serve on the nominating and corporate governance committee, with Mr. Johnson serving as chairman. The board has determined that each member on the nominating and corporate governance committee qualifies as an "independent" director as defined under the Nasdaq rules.

  Compensation Committee

        The Compensation Committee is responsible for setting the philosophy and administering the policies that govern our executive compensation program. The Compensation Committee administers the compensation programs for all of our named executive officers. The Compensation Committee's primary purposes with respect to named executive officer compensation is to align our named executive officers' incentives with stockholder value creation, to attract, motivate and retain the best possible executive officer talent, to tie cash and stock incentives to the achievement of measurable corporate and business unit performance goals and to encourage our named executive officers to behave like owners of the business. To achieve these purposes, the Compensation Committee will implement and maintain compensation plans that reward our named executive officers for their contributions to our short-term and long-term performance and for creating and building stockholder value.

        Mr. Altenbaumer, Mr. Patterson, Mr. Johnson, Mr. Alexander and Mr. Fayne serve on the compensation committee, with Mr. Altenbaumer serving as chairman. The board has determined that each member of the compensation committee qualifies as an "independent" director as defined under the Nasdaq rules, "non-employee" director as defined in Rule 16b-3(b)(3) under the Exchange Act and "outside" director within the meaning of Section 162(m)(4)(c)(i) of the Code.

Compensation Committee Interlocks and Insider Participation

        During the last fiscal year, our chief executive officer and our vice president-human resources participated in deliberations of the board of directors concerning executive officer compensation.

Compensation Discussion and Analysis

  Objectives of our Compensation Programs

        We have designed compensation plans to reward our key executive officers for their contributions to our short-term and long-term performance and to be competitive with programs offered by companies with which we compete for executive officer talent. Our named executive officers for 2008 are Mr. Koertner, our president and chief executive officer, Mr. Martinez, our vice president, chief financial officer and treasurer, Mr. Green, our senior vice president and chief operating officer, Mr. Fluss, our group vice president, Mr. Engen, our vice president, secretary and chief legal officer and Mr. Swartz, our group vice president—commercial and industrial. We believe that the pay of our named executive officers should be directly linked to performance, thus our compensation programs are designed to reward strong financial performance and safe operations. We measure the effectiveness of our compensation programs on our success in creating incentives for our named executive officers to meet and exceed our financial performance and on our ability to attract and retain executive officers who will provide exceptional levels of service.

        We seek to maintain the competitiveness of our executive compensation levels with those of our peers and competitors and therefore, make changes to the level of our executive officer compensation from time to time. Adjustments to both overall compensation and the individual components of compensation are based on various factors, including results of compensation benchmarking studies, published compensation survey data, economic conditions and the effects of inflation, changes in our business operations and changes in the compensation practices of our competitors. We also take into account the executive officer's individual performance when making compensation adjustments.

        Our executive compensation program is designed to reward the achievement of goals related to growth, productivity, safety and personnel development, including such goals as follows:

  •
  meeting financial and safety performance goals;

  •
  attracting and retaining the most talented and dedicated executives possible;

  •
  motivating and exhibiting leadership that aligns employees' interests with that of our stockholders;

  •
  developing and maintaining a grasp of the competitive environment and positioning us as a competitive participant within our industry;

  •
  developing business models and systems that seek out strategic opportunities, which benefit us and our stockholders;

  •
  implementing a culture of compliance and commitment to operating our business with the highest standards of professional conduct and compliance; and

  •
  achieving accountability for performance by linking annual cash awards to the achievement of financial and safety goals.

  Management's Role in the Compensation-Setting Process

        The board of directors makes all compensation decisions for named executive officers. However, management plays an important role in the compensation setting process of our named executive officers. The most significant aspects of our management's role are recommending to the board of directors compensation plans, financial performance goals and strategic goals relating to each named executive officer, evaluating the performance of and recommending base salary levels and cash bonus and equity awards for our named executive officers (other than with respect to our chief executive officer). While our management makes recommendations as to the goals and awards for named executive officers' compensation (other than with respect to our chief executive officer), the board of directors has final authority and complete discretion in ultimately setting named executive officers' compensation goals and awards.

  Elements of Executive Compensation

        The key components of our compensation program for our named executive officers are: base salary, the Management Incentive Program ("MIP"), the discretionary bonus plan, profit sharing, the Long-Term Incentive Plan ("LTIP") and other compensation consisting primarily of matching 401(k) contributions. Each component of our compensation program has an important role in creating compensation payouts that motivate and reward strong performance and in retaining the named executive officers who deliver such performance.

  Base Salary

        Base salary is a critical element of our named executive officers' compensation because it provides named executive officers with a base level of monthly income that is consistent with industry practices. Base salaries for named executive officers, including our chief executive officer, are determined annually by taking into account factors such as competitive T&D and C&I industry salaries, a subjective assessment of the nature of the position, contribution, experience and level of responsibility of the named executive officer and such named executive officer's length of service. While base salaries provide a basic level of economic security for our named executive officers, we use compensation benchmarking studies, focusing on our peer competitors (listed below) and published compensation survey data, particularly from surveys of the construction industry prepared by Mercer, Watson Wyatt and Personnel Administration Services, Inc., to establish our performance-based compensation such that a significant portion of a named executive officer's total compensation opportunity is pursuant to the incentive compensation plans described below.(1)

(1)
Please note that none of the published compensation surveys on which we rely to establish the compensation paid to our named executive officers identifies the companies surveyed.

        The base salaries for our named executive officers under their employment agreements are as follows: Mr. Koertner, $450,000; Mr. Martinez, $240,000; Mr. Green, $291,200; Mr. Fluss, $230,050; Mr. Engen $250,000; and Mr. Swartz $225,000. Each of these salaries is subject to periodic review and adjustment by our board of directors. Base salaries may be increased to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Based on publicly available information, the Board of Directors believes that the base salaries established for our executive officers, including our named executive officers, are generally competitive and comparable to those paid by similarly situated publicly-traded companies of our size and in our industry, including Apogee Enterprises, Inc., Comfort Systems USA, Inc. Dycom Industries Inc., Infrasource Services Inc., Insituform Technologies, Integrated Electrical Services Inc., Lanye Christensen Co., Mastec Inc., Matrix Service Co., Perini Corp., Pike Electric Corp. Quanta Services Inc., Sterling Construction Company, and US Home Systems Inc.

  Management Incentive Plan

        The MIP is designed to provide our named executive officers with performance awards payable annually in cash in recognition of achieving certain financial performance goals and maintaining safe operations that we believe are strongly linked to stockholder value creation. An important factor in our decision to pay our MIP awards in cash rather than in equity has been to ensure that our compensation program remains competitive with the programs of our direct competitors, which include private companies that generally pay all compensation in cash. Our MIP performance targets are measured against financial performance and safety goals that are approved by the board of directors and that encourage our named executive officers to increase stockholder value by focusing on growth in revenue and earnings and safety in operations.

        The payout for each named executive officer under the MIP is dependent on the percentage of each named executive officer's salary that is determined to be subject to the plan and our performance measured against the financial goal and safety goal established by our compensation committee pursuant to the MIP. The factors considered in establishing the financial goals include EBITDA, economic profit, net revenues, net income performance against business plan, retained earnings, and individual goals based on similar objective criteria that pertain to individual contributions to the achievement of such financial measures. The plan provides for a range of payouts for achievement of the goals at percentages of base salary ranging from 25% to 115% for the chief executive officer and the chief operating officer and from 25% to 100% for the other named executive officers, as provided in the table below.

	Performance Rating(1)
Group	75% of Goal (Threshold)(2)	150% of Goal
CEO and COO (percentage of base salary)	25%	115%
All Other Named Executive Officers (percentage of base salary)	25%	100%

    (1)
    The MIP provides a range of payouts between 75% and 150% of the performance goals, determined by linear interpolation.

    (2)
    No payout under the MIP unless 75% of the performance goal, the threshold, is achieved. We have made payouts to all eligible executive officers under the MIP in three of the past five years.

        Consistent with our compensation objective of linking named executive officers' compensation with performance, each named executive officer's 2007 award pursuant to the MIP was based on pretax income, exclusive of expenses associated with the 2007 Private Placement, as the financial performance goal and total case rate and lost time cases as the safety performance goals.

        To illustrate the application of the formula under the MIP, you should assume that the named executive officer (who is not the CEO or COO) is paid an annual salary of $100,000. You should also assume that 70% of the award under the MIP is attributable to our achievement of our financial performance goal and the remaining 30% of the award is attributable to the achievement of our safety goal, 15% attributable to total case rate and 15% to lost time cases. If we achieve 110% of our financial performance goal, 100% of our total case rate goal and 110% of our lost time goal, under the terms of the MIP, the named executive officer would be entitled to an award equal to the sum of (i) 60% (determined by linear interpolation) of his annual salary multiplied by the financial performance weighting factor of 70% plus (ii) 50% (determined by linear interpolation) of his annual salary multiplied by the total case rate weighting factor of 15% plus (ii) 60% (determined by linear interpolation) of his annual salary multiplied by the lost time weighting factor of 15% for a total award under the MIP of $58,500 ((($100,000 * 60%) * 70%) + (($100,000 * 50%) * 15%) + (($100,000 * 60%) * 15%)).

  Discretionary Bonus Plan

        Awards under the discretionary bonus plan are made at the discretion of our chief executive officer, with the approval of the board of directors, and are payable in cash. No awards were made under this plan to our named executive officers in 2006 or 2007. There is no relationship between the discretionary bonus plan and the transaction bonuses paid to our named executive officers in connection with the 2007 Private Placement. For a discussion of the transaction bonuses, see the section entitled "Transaction Bonus Agreements with Officers."

  Profit Sharing Contributions

        At its discretion, the board of directors may authorize profit sharing contributions to the Diversified Holdings Savings Plan (our 401(k) plan) accounts of our employees, including our named executive officers. To be eligible for such a profit sharing contribution, the employee must be a participant in the 401(k) plan and employed on the last day of the 401(k) plan year (December 31). An employee's interest in contributions to his or her profit sharing account vests at a graduated vesting schedule of 20% per year of service for five years. After five years of service the employee would be 100% vested in all current and future contributions to his or her profit sharing account; provided the employee works a minimum of 1,000 hours each 401(k) plan year. The board of directors approved a profit sharing contribution to the account of each of our employees for 2007 equal to 10% of each employee's base wages paid in the plan year, including each of our named executive officers (subject to applicable limits imposed by the IRS).

  Long-Term Incentive Compensation

        We believe that long-term performance is achieved through an ownership culture that rewards and encourages long-term performance by our named executive officers through the use of stock-based awards. In connection with the 2007 Private Placement, our board of directors adopted our new Long-Term Incentive Plan (the "LTIP"). The purposes of the LTIP are to attract, motivate and retain key employees and directors of the Company upon whose judgment, initiative and efforts the financial success and growth of the business of the Company largely depend, and to provide additional incentive to our employees and directors through stock ownership and other rights that promote and recognize the financial success and growth of the Company. The LTIP provides for grants of (a) incentive stock options qualified as such under U.S. federal income tax laws, (b) stock options that do not qualify as incentive stock options, (c) stock appreciation rights (or "SARs"), (d) restricted stock awards,

(e) performance awards, (f) phantom stock, (g) stock bonuses, (h) dividend equivalents, or (i) any combination of such awards. The board of directors will determine who will receive awards under the LTIP and the limitations on those awards.

        The board of directors reserved 2,000,000 shares for issuance under the LTIP. Upon the closing of the 2007 Private Placement offering we awarded stock options under the LTIP to our incoming directors, our named executive officers and certain other key employees as follows:

Name	Number of Stock Options
Jack L. Alexander	8,000
Larry F. Altenbaumer	8,000
Henry W. Fayne	8,000
Betty R. Johnson	8,000
Gary R. Johnson	8,000
William D. Patterson	8,000
William A. Koertner	110,000
Marco A. Martinez	32,000
William H. Green	32,000
John A. Fluss	32,000
Gerald B. Engen, Jr.	32,000
Richard S. Swartz, Jr.	32,000
All others, in the aggregate	222,000

  Other Compensation

        In addition to their base salaries and awards under the incentive plans described above, our named executive officers receive matching contributions under our 401(k) plan. We match 100% of a named executive officer's pretax contributions up to the first 6% of such named executive officers' base salary up to the maximum allowed by the plan.

        Each named executive officer is also eligible to participate in all other benefit plans and programs that are or in the future may be available to our other executive employees, including any health insurance or health care plan, disability insurance, supplemental retirement plan, vacation and sick leave plan, and other similar plans. In addition, each named executive officer is eligible for certain other benefits, including life insurance, reimbursement of business and entertainment expenses, car allowance and use of a company car and gas card. The board of directors may revise, amend or add to the officer's executive benefits and perquisites as it deems advisable. We believe that these benefits and perquisites are consistent with those provided to senior executives at companies in the T&D and C&I industries.

  Exercise of Discretion in Executive Compensation Decisions

        The board of directors has complete discretion to withhold payment pursuant to any of our incentive compensation plans regardless of whether we or our named executive officers have successfully met the goals set under these plans. Likewise, the board of directors has the authority to grant payment under any of the plans despite the non-attainment by us or our named executive officers of the pre-established goals. For 2007, we expect that the board of directors will not exercise such discretion in the payment or non-payment of awards to our named executive officers.

  Stock Ownership Guidelines

        The board of directors has not implemented stock ownership guidelines. The board of directors has chosen not to require stock ownership given the limited market for our common stock. The board of directors will continue to periodically review best practices and re-evaluate our position with respect to stock ownership guidelines.

  Impact of Regulatory Requirements on our Executive Compensation Decisions

        Beginning on January 1, 2006, we began accounting for stock-based awards in accordance with the requirements of FAS 123R. Our board of directors considers the accounting and tax implications of its compensation decisions as one factor among many in achieving its executive compensation objectives.

  Employment Agreements, Severance Benefits and Change in Control Provisions

        In connection with the 2007 Private Placement, we entered into employment agreements with each of our named executive officers (each an "Employment Agreement"). Under each Employment Agreement, the named executive officer is eligible to receive base salary (as detailed in the table below), an annual target bonus equal to 50% of the executive's base salary (55% in the case of our chief executive officer and chief operating officer), use of a company car and gas card or a car allowance in accordance with company policy, and is eligible to participate in all incentive, savings, profit sharing, retirement and welfare benefit plans, policies and arrangements applicable generally to our other similarly-situated executive officers. Subject to prior notice, each Employment Agreement automatically renews annually for an additional one-year term following an initial term of 3 years. Each Employment Agreement contains non-competition covenants restricting the ability of the named executive officer to compete with us, solicit our clients or recruit our employees during the term of his employment and for a period of one year thereafter and prohibiting him from disclosing confidential information and trade secrets.

Name	Base Salary
William A. Koertner	$450,000
Marco A. Martinez	$240,000
William H. Green	$291,200
John A. Fluss	$230,050
Gerald B. Engen, Jr.	$250,000
Richard S. Swartz, Jr.	$225,000

        The Employment Agreements generally terminate upon a named executive officer's (a) death, (b) disability, (c) termination for "cause" or without "good reason" (as both are defined in the Employment Agreements and generally described below), (d) termination without cause or for good reason or (e) termination without cause or for good reason following a "Change in Control" (as defined in each Employment Agreement and generally described below). If termination results from any of the foregoing, each named executive officer would be entitled to all compensation earned and all benefits and reimbursements due through the date of termination. Additionally, if termination results from any of the reasons below, the named executive officer would be entitled to the following additional payments and/or benefits:

Reason for Termination	Potential Payment(s)
Disability	•	Long-term disability benefits pursuant to the terms of any long-term disability policy provided to similarly-situated employees of the Company in which the named executive officer participates
Without good reason	•	Lump-sum payment of one-half the named executive officer's base salary and target bonus subject to repayment in the event the named executive officer breaches the restrictive covenants or becomes reemployed in the six-month period following his termination

	•	Company-paid benefit continuation coverage for the named executive officer and his family for a period of six months, subject to forfeiture in the event the named executive officer becomes reemployed in the six-month period following his termination
Without cause or for good reason	•	Lump-sum payment of twice the named executive officer's base salary and target bonus, subject to repayment in the event the named executive officer breaches the restrictive covenants or becomes reemployed in the two-year period following his termination
	•	Company-paid benefit continuation coverage for the named executive officer and his family for a period of two years, subject to forfeiture in the event the named executive officer breaches the restrictive covenants or becomes reemployed in the two-year period following his termination
Without cause or for good reason within twelve months following a change in control	•	Lump-sum payment of three times the named executive officer's base salary and target bonus
	•	Company-paid benefit continuation coverage for the named executive officer and his family for a period of two years, subject to forfeiture in the event the named executive officer becomes reemployed in the two-year period following his termination
	•	Gross-up payments for any related excise taxes

        We compete for executive talent in a highly competitive market in which companies routinely offer similar benefits to named executive officers. We view the cash severance and continuation of health and welfare benefits as appropriate for the named executive officers who may not be in a position to readily obtain comparable employment within a reasonable period of time.

        Each Employment Agreement for the named executive officers generally defines "Cause" as a named executive officer's (a) a material breach of the non-competition provisions of the named executive officer's Employment Agreement, (b) the commission of a criminal act by the named executive officer against the company, including but not limited to fraud, embezzlement or theft, (c) conviction or plea of no contest or nolo cotendere to a felony or any crime involving moral turpitude, or (d) the named executive officer's failure or refusal to carry out, or comply with, in any material respect, any lawful directive of the board that is not cured within thirty days after the receipt of written notice from the Company. "Good Reason" exists under each Employment Agreement if, among other things, such named executive officer's base salary and/or annual target bonus opportunity is reduced, his duties are materially reduced, he is required to relocate to a work site more than fifty miles from his current work site or if the company materially breaches a material provision of the named executive officer's Employment Agreement and fails to cure such breach within thirty days of the receipt of written notice of the breach.

  Transaction Bonus Agreements with Officers

        In connection with the 2007 Private Placement, we entered into transaction bonus agreements with each of our named executive officers and certain other key employees. The terms of these bonus agreements provided that each such officer and/or employee was entitled to receive a cash bonus in an amount equal to a specified portion of the transaction bonus pool of approximately $3.0 million. The transaction bonuses were intended to reward our officers and certain of our key employees for their efforts in connection with the 2007 Private Placement, which we believe created tremendous value to our stockholders. The payment of the transaction bonus was contingent upon the applicable officer or employee executing a release of claims in favor of the company. The transaction bonuses paid to our named executive officers and certain other key employees are as follows:

Name	Cash Bonus
William A. Koertner	$625,000
Marco A. Martinez	$241,250
William H. Green	$181,250
John A. Fluss	$181,250
Gerald B. Engen, Jr.	$241,250
Richard S. Swartz, Jr.	$181,250
All others, in the aggregate	$1,348,750

  Potential Payments Upon Termination or Change in Control

        The named executive officers have long service records with us and generally have provided the vision and leadership that has built us into the successful enterprise that we are today. We believe that providing change in control benefits will reduce the reluctance of our named executive officers to pursue potential change in control transactions that may be in our best interest while simultaneously preserving neutrality in negotiating and executing transactions that are favorable to us.

        Each Employment Agreement for the named executive officers generally defines a "Change in Control" as the occurrence of a "change in the ownership of the Company" a "change in the effective control of the Company" or a "change in the ownership of a substantial portion of the Company's assets" as defined in Treasury Regulation §§ 1.409A-3(i)(5)(v), (vi) and (vii), respectively. As described above, if the named executive officer is terminated without cause or for good reason following a "Change in Control", the named executive officer would be entitled to all compensation earned and all benefits and reimbursements due through the date of termination, as well as to lump-sum payment of three times the named executive officer's base salary, target bonus and company-paid benefit continuation coverage for the named executive officer and his family for a period of two years, subject to forfeiture in the event the named executive officer becomes reemployed in the two-year period following his termination and gross-up payments for any related excise taxes.

        "Change of Control" is similarly defined in the LTIP. Under the terms of the LTIP, generally upon a "Change in Control," (a) options become immediately exercisable and (b) restricted stock vests and becomes free of any forfeiture restrictions.

  Changes to Compensation Plans

        Under our 2006 Stock Option Plan, options to acquire 1,429,105 shares of our common stock have been granted to our executive officers, including our named executive officers. These options vested upon the closing of the 2007 Private Placement. We purchased from certain of our management option holders (excluding our named executive officers) an aggregate of 49,675 shares of our common stock underlying certain of these options at the price per share equal to the per share net proceeds we received from the 2007 Private Placement. Upon the closing of the 2007 Private Placement, there were approximately 1,373,673 options outstanding with a weighted average exercise price of $3.65. We do not expect to grant any additional options under the 2006 Stock Option Plan as it has been replaced by the LTIP.

  Conclusion

        We have designed and administer our compensation program in a manner that emphasizes the retention of key executive officers and rewards them appropriately for positive results. We monitor the program in recognition of the dynamic marketplace in which we compete for talent and will continue to emphasize pay-for-performance and equity-based incentive plans that reward our named executive officers for results consistent with the interests of our stockholders.

Executive Compensation

  Summary Compensation Table for Fiscal Year Ended 2007

        The following table shows the annual compensation for our named executive officers, for the fiscal year ended December 31, 2007. As explained in more detail below, salary, bonus and other compensation accounted for approximately 42% of the total compensation of the named executive officers in 2007, and equity-based compensation accounted for approximately 58%.

Name	Year	Salary $	Transaction Bonus(1) $	2006 Stock Option Awards(2) $	2007 Stock Option Awards(3) ($)	Non-Equity Incentive Plan Comp(4) $	All Other Comp(5) $	Total $
William A. Koertner President and Chief Executive Officer	2007	450,000	625,000	3,716,234	5,693	517,500	974,362	6,288,789
Marco A. Martinez Vice President, Chief Financial Officer and Treasurer	2007	210,000	241,250	565,302	1,656	210,000	179,035	1,407,243
William H. Green Senior Vice President and Chief Operating Officer	2007	283,877	181,250	531,846	1,656	326,459	268,529	1,593,617
John A. Fluss Group Vice President	2007	222,525	181,250	896,444	1,656	222,525	268,167	1,792,567
Gerald B. Engen, Jr. Vice President, Secretary and Chief Legal Officer	2007	229,808	241,250	334,498	1,656	229,808	85,884	1,122,904
Richard S. Swartz, Jr. Group Vice President—Commercial and Industrial	2007	213,750	181,250	896,444	1,656	213,750	264,696	1,771,546

(1)
Represents the amount of transaction bonus earned in connection with the 2007 Private Placement.

(2)
Represents the non-cash amount recognized for financial statement reporting purposes for the year ended December 31, 2007, in accordance with FAS 123R, of awards of stock options under the 2006 Stock Option Plan. The fair value per share of these options was approximately $10.17. Assumptions used in the calculation of these amounts are included in Note 14, Stock Option Plans in the Notes to the Consolidated Financial Statements contained elsewhere in this prospectus.

(3)
Represents the non-cash amount recognized for financial statement reporting purposes for the year ended December 31, 2007, in accordance with FAS 123R, of awards of stock options under the LTIP. The fair value per share of these options was approximately $6.87, excluding the impact of expected forfeitures. There have been no forfeitures to date; however, the Company has estimated an expected forfeiture rate of 1.5% over the life of the options. The amounts shown in the table above exclude any impact for expected forfeitures. Assumptions used in the calculation of these amounts are included in Note 15, Stock Option Plans in the Notes to the Consolidated Financial Statements contained elsewhere in this prospectus.

(4)
Represents the dollar value of the cash awards earned under our MIP. For further details regarding the MIP, see "Compensation Discussion and Analysis—Elements of Executive Compensation—Management Incentive Plan" above.

(5)
The following supplemental table describes the items of compensation reported in this column:

Name	401(k) Matching Contribution ($)	Profit Sharing Contribution ($)	Automobile and Other ($)(A)	Stock Purchase Discount ($)(B)	Gross-Up Related to 2007 Stock Purchase ($)(C)
William A. Koertner	15,500	22,500	16,199	575,562	344,601
Marco A. Martinez	12,554	20,923	6,850	86,762	51,946
William H. Green	15,500	22,500	—	144,196	86,333
John A. Fluss	13,334	22,224	2,080	144,196	86,333
Gerald B. Engen, Jr.	13,754	22,500	2,743	29,328	17,559
Richard S. Swartz, Jr.	12,808	21,346	13	144,196	86,333

(A)
Represents the named executive officer's personal use of a company automobile or automobile and fuel allowance and related expenses and reimbursement for incurred travel-related expenses.

(B)
Represents the non-cash amount recognized for financial statement purposes for the year ended December 31, 2007 for the stock value discount received on the purchase of common stock by management of the Company in 2007. This amount is included in the fair value adjustment for the liability-to-equity modification related to the amendment of the Management Stockholders' Agreement with respect to the Company's buy back requirement and the guaranteed 8% rate of return on the value of the shares purchased, as described in Note 13 to the Consolidated Financial Statements on pages F-31 through F-34.

(C)
Represents the amounts provided to the named executive officers to reimburse them for their potential tax liability related to the income recognized by them as a result of the stock value discount each received upon the purchase of common stock of the Company in July 2007.

  2007 Grants of Plan-Based Awards

        The following tables set forth the target and range for grants of awards made to each of the named executive officers under the Management Incentive Plan for 2007.

					Estimated Future Payouts Under Equity Incentive Plan Awards
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)					Exercise or Base Price of Option Awards ($/sh)
								Grant Date Fair Value of Option Awards(2)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Grant Date	Target (#)
William A. Koertner	03/08	112,500	247,500	517,500	12/20/07	110,000	13.00	756,151
Marco A. Martinez	03/08	52,500	105,000	210,000	12/20/07	32,000	13.00	219,971
William H. Green	03/08	70,969	156,132	326,459	12/20/07	32,000	13.00	219,971
John A. Fluss	03/08	55,631	111,263	222,525	12/20/07	32,000	13.00	219,971
Gerald B. Engen, Jr.	03/08	57,452	114,904	229,808	12/20/07	32,000	13.00	219,971
Richard S. Swartz, Jr.	03/08	53,437	106,875	213,750	12/20/07	32,000	13.00	219,971

(1)
For further details regarding the MIP, see "Compensation Discussion and Analysis—Elements of Executive Compensation—Management Incentive Plan" above.

(2)
The amounts in the "Grant Date Fair Value of Option Awards" column reflect the grant date fair value of each equity award calculated in accordance with FAS 123R.

  Outstanding Equity Awards at 2007 Fiscal Year End

        The following table set forth for each named executive officer, unexercised options, unvested stock and equity incentive plan awards as of the end of the 2007 fiscal year.

Name	Number of Securities Underlying Unexercised Options (# Exercisable)(1)	Number of Securities Underlying Unexercised Options (# Unexercisable)	Option Awards Option Exercise Price ($)	Option Expiration Date
2006 Option Grants(1)
William A. Koertner	365,449	0	3.65	06/02/16
Marco A. Martinez	55,591	0	3.65	06/02/16
William H. Green	52,301	0	3.65	06/02/16
John A. Fluss	88,155	0	3.65	06/02/16
Gerald B. Engen, Jr.	32,894	0	3.65	06/02/16
Richard S. Swartz, Jr.	88,155	0	3.65	06/02/16
2007 Option Grants(2)
William A. Koertner	0	110,000	13.00	12/20/17
Marco A. Martinez	0	32,000	13.00	12/20/17
William H. Green	0	32,000	13.00	12/20/17
John A. Fluss	0	32,000	13.00	12/20/17
Gerald B. Engen, Jr.	0	32,000	13.00	12/20/17
Richard S. Swartz, Jr.	0	32,000	13.00	12/20/17

(1)
All options granted under the MYR Group Inc. 2006 Stock Option Plan were vested upon the closing of the 2007 Private Placement, with a fair value per option of approximately $10.17. Assumptions used in the calculation of the fair value are included in Note 14, Stock Option Plans, in the Notes to the Consolidated Financial Statements contained elsewhere in this prospectus.

(2)
All options granted under the LTIP during 2007, with a fair value per option of approximately $6.87, excluding the impact of expected forfeitures. Assumptions used in the calculation of the fair value are included in Note 14, Stock Option Plans, in the Notes to the Consolidated Financial Statements contained elsewhere in this prospectus.

  Potential Payments Upon Termination or Change in Control

        As described above in the Compensation Discussion and Analysis section, our named executive officers have severance and change in control clauses in their employment agreements. The following table summarizes and quantifies the compensation that would have become payable upon termination or a change in control on December 31, 2007, given the named executive officers compensation and service levels as of such date.

	Severance and Change in Control Payments
Name	Termination due to Disability(1)	Termination without Good Reason(2)	Termination without Cause or for Good Reason(3)(5)	Termination without Cause or for Good Reason within 12 months following a Change in Control(4)(5)
William A. Koertner	$228,426	$392,364	$1,456,956	$2,166,684
Marco A. Martinez	$121,600	$201,494	$745,976	$1,108,964
William H. Green	$150,988	$256,207	$951,829	$1,415,577
John A. Fluss	$118,780	$195,554	$724,466	$1,077,074
Gerald B. Engen, Jr.	$135,305	$218,665	$812,161	$1,207,825
Richard S. Swartz, Jr.	$123,054	$197,748	$734,742	$1,092,738

(1)
Represents amount to which the named executive officer is entitled under the terms of our long-term disability policy, which provides a benefit equal to 60% of the named executive officer's monthly base salary (up to a maximum monthly benefit of $10,000) until age 65.

(2)
Represents the sum of (a) one-half the sum of the named executive's base salary and target bonus (55% of annual salary for our CEO and COO; 50% for all other named executive officers) and (b) company-paid benefit continuation coverage for the named executive officer and his family under our welfare benefit plans in which the named executive officer is a participant for a period of six months.

(3)
Represents the sum of (a) twice the sum of the named executive officer's base salary and target bonus (55% of annual salary for our CEO and COO; 50% for all other named executive officers) and (b) company-paid benefit continuation coverage for the named executive officer and his family under our welfare benefit plans in which the named executive officer is a participant for a period of two years.

(4)
Represents the sum of (a) three times the sum of the named executive officer's base salary and target bonus (55% of annual salary for our CEO and COO; 50% for all other named executive officers) and (b) company-paid benefit continuation coverage for the named executive officer and his family under our welfare benefit plans in which the named executive officer is a participant for a period of two years.

(5)
The amounts shown above do not include any gross up which may be due with respect to the excise tax imposed pursuant to section 4999 of the Internal Revenue Code of 1986, as amended.

Compensation of Directors

        Upon the consummation of the 2007 Private Placement, our directors who are not employed by us became entitled to the following compensation for service on our board of directors and board committees:

  •
  annual compensation of $30,000 for each member of the board, plus an additional $10,000 annually for the chairperson of the audit committee and $5,000 annually for each committee chairperson, other than the audit committee chairperson;

  •
  each director will receive a fee of $2,000 for each meeting of the board that he or she attends in person and $1,000 for each telephonic meeting attended; and

  •
  each director will receive a fee of $1,000 for each meeting of any committee that he or she attends, whether in person or by phone.

        In addition, our directors became entitled to reimbursement for reasonable costs and expenses incurred in connection with attendance at board and board committee meetings.

DIRECTOR COMPENSATION TABLE

        The following table sets forth the annual compensation for each of our directors for the fiscal year ended December 31, 2007.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Jack L. Alexander	1,000	—	414	—	—	1,414
Larry F. Altenbaumer	1,000	—	414	—	—	1,414
Henry W. Fayne	1,000	—	414	—	—	1,414
Betty R. Johnson	1,000	—	414	—	—	1,414
Gary R. Johnson	1,000	—	414	—	—	1,414
William D. Patterson	1,000	—	414	—	—	1,414
Carter A. Ward(3)	—	—	—	—	—	—

(1)
Represents amounts earned by each director in connection with the director's attendance at a telephonic meeting of the board of directors on December 21, 2007.

(2)
Represents the non-cash amount recognized for financial statement reporting purposes for the year ended December 31, 2007, in accordance with FAS 123R, of awards of stock options under the LTIP. The fair value per share of these options was approximately $6.87, excluding the impact of expected forfeitures. There have been no forfeitures to date; however, the Company has estimated an expected forfeiture rate of 1.5% over the life of the options. The amounts shown in the table above exclude any impact for expected forfeitures. Assumptions used in the calculation of these amounts are included in Note 14, Stock Option Plans in the Notes to the Consolidated Financial Statements contained elsewhere in this prospectus.

(3)
Mr. Ward resigned from the board of directors in connection with the 2007 Private Placement prior to December 21, 2007 and was not re-appointed to the board of directors until January 2008. Accordingly, Mr. Ward did not attend the telephonic meeting of the board of directors on December 21, 2007.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In connection with certain construction services provided to an affiliate of our former stockholder, FirstEnergy Corp., there were accounts receivable of $0.1 million as of December 31, 2006. We recognized total revenue for services provided to the affiliate for the eleven months ended November 30, 2006 of $17.1 million. The related direct costs of providing these services were $15.3 million.

        We used approximately $175.5 million of the proceeds of the 2007 Private Placement to redeem shares of our common stock held by affiliates of ArcLight. In addition, we used approximately $0.4 million of the proceeds of the 2007 Private Placement to redeem shares of our common stock held by members of management, which were purchased from us either in private transactions in May 2006 and July 2007 or pursuant to the exercise of employee stock options. For more information regarding the redemption of common stock held by members of management, see "Unaudited Pro Forma Financial Information."

        On June 2, 2006, members of management exercised stock purchase rights to purchase 274,675 shares of our common stock from FirstEnergy. Management purchased 1.67% of the then outstanding common stock from FirstEnergy for approximately $1.9 million, with consideration consisting of approximately $1.8 million in cash and $154,100 in debt. Certain members of management borrowed an aggregate of $154,100 from us to finance their respective stock purchases. Included in the aggregate amount is a loan of $14,950 to Mr. Engen, who is an executive officer of the Company. Each loan was due by March 15, 2007 with 8% interest payments due on September 15, 2006, December 15, 2006 and March 15, 2007, respectively. Substantially all outstanding balances on these loans were paid during 2007. As of December 31, 2007, one member of management, who is not an executive officer of MYR, continued to have a balance of approximately $2,000 outstanding with respect to the loan he incurred.

        We intend to adopt a written policy and procedures for the review, approval and ratification of transactions with related persons. Under our policy, related persons is expected to include, among others, our executive officers and other senior level employees, directors, immediate family members of such persons and any other person that could significantly influence our policies. The transactions covered under our policy will generally include business transactions between the company and a related person, including, among others, the sale of inventory or supplies to or purchase of inventory or supplies from a related person, and the supply of services to or receipt of services from a related person and may in certain instances require the pre-approval of the Audit Committee. In considering the approval of any related party transaction, we expect that a legitimate business case will be presented that includes the reasons that the transaction is beneficial to the company and does not pose an actual conflict of interest.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock, as adjusted to reflect the sale of common stock offered by us in this offering, for:

  •
  each beneficial owner of more than 5% of any class of our outstanding capital stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC. In computing the amount of stock beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of January 1, 2008 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, the address for each person below is Three Continental Towers, 1701 West Golf Road, Suite 1012, Rolling Meadows, Illinois 60008-4007 and all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the stock beneficially owned by them, subject to applicable community property laws. Beneficial ownership calculations below are based on 19,712,811 shares outstanding as of January 1, 2008 and 1,373,673 shares of common stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days of January 1, 2008.

	Common Stock Beneficially Owned(1)
Name of Beneficial Owner
	Shares		Percentage
Named Executive Officers and Directors
William A. Koertner	528,766	(2)	2.5%
William H. Green	84,537	(3)	*
Marco A. Martinez	81,578	(4)	*
Gerald B. Engen, Jr.	41,118	(5)	*
John A. Fluss	136,180	(6)	*
Richard S. Swartz, Jr.	136,180	(7)	*
Jack L. Alexander	0		*
Larry F. Altenbaumer	0		*
Henry W. Fayne	0		*
Betty R. Johnson	0		*
Gary R. Johnson	0		*
William D. Patterson	2,000	(8)	*
Carter A. Ward	1,395,707	(9)	6.6%
All executive officers and directors as a group (13 persons)	2,406,066	(9)	11.4%
5% Stockholders
ArcLight Affiliates 200 Clarendon Street, 55th Floor Boston, MA 02117	1,395,707	(10)	6.6%
Goldman, Sachs & Co. 85 Broad Street New York, NY 10004	3,776,923		17.9%
Fidelity 82 Devonshire St. Boston, MA 02109	1,905,000		9.0%

Highfields Capital Management LP 200 Clarendon Street, 59th Floor Boston, MA 02116	1,538,462	7.3%
Fortress Investment Corp. 1345 Avenue of the Americas, 29th Floor New York, NY 10105	1,400,000	6.6%
Balyasny Asset Management LP 135 E 57th Street, 27th Floor New York, NY 10022	1,330,769	6.3%

*
Percentage less than 1% of outstanding common stock.

(1)
Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act, thereby including options exercisable within 60 days of January 1, 2008.

(2)
This amount includes 365,449 shares which may be acquired within 60 days by exercising stock options.

(3)
This amount includes 52,301 shares which may be acquired within 60 days by exercising stock options.

(4)
This amount includes 55,591 shares which may be acquired within 60 days by exercising stock options.

(5)
This amount includes 32,894 shares which may be acquired within 60 days by exercising stock options.

(6)
This amount includes 88,155 shares which may be acquired within 60 days by exercising stock options.

(7)
This amount includes 88,155 shares which may be acquired within 60 days by exercising stock options.

(8)
This amount includes 2,000 shares beneficially owned by ENSTAR Management Corporation, of which Mr. Patterson is President.

(9)
This amount includes 1,395,707 shares beneficially owned by ArcLight, of which Mr. Ward is a Managing Director, through its 100% ownership of MYR Holdings LLC and MYR Holdings II LLC.

(10)
This amount includes 822,565 shares owned by MYR Group Holdings LLC and 573,142 shares owned by MYR Group Holdings II LLC.

SELLING STOCKHOLDERS

        This prospectus covers sales of shares of our common stock purchased in the 2007 Private Placement, consummated on December 20, 2007, and the additional allotment to the 2007 Private Placement, consummated on December 26, 2007, as well as shares held by members of management or that may be acquired by members of management upon the exercise of options. We sold shares to Friedman, Billings, Ramsey & Co., Inc. as initial purchaser who also acted as sole placement agent in the private placement. Some of the shares sold in the private equity placement were sold to "accredited investors" as defined by Rule 501(a) under the Securities Act pursuant to an exemption from registration under Regulation D, Rule 506 under Section 4(2) of the Securities Act. In addition, Friedman, Billings, Ramsey & Co., Inc. sold shares it purchased from us in transactions exempt from the registration requirements of the Securities Act to persons that it reasonably believed were "qualified institutional buyers," as defined by Rule 144A under the Securities Act or to non-U.S. persons pursuant to Regulation S under the Securities Act. This prospectus also covers shares and shares underlying options held by members of management. The selling stockholders who purchased shares in the private placement and management stockholders and optionholders and their transferees, pledges, donees, assignees or successors, may from time to time offer and sell under this prospectus any or all of the shares listed opposite each of their names below.

        The following table sets forth information about the number of shares owned by each selling stockholder that may be offered from time to time under this prospectus. Certain selling stockholders may be deemed to be "underwriters" as defined in the Securities Act. Any profits realized by the selling stockholders may be deemed to be underwriting commissions.

        The table below has been prepared based upon the information furnished to us by the selling stockholders as of January 20, 2008. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of shares of common stock that will be held by the selling stockholders following sales pursuant to this prospectus because the selling stockholders may offer some or all of their common stock under the offering contemplated by this prospectus, but, for purposes of the table below, have assumed that the selling stockholders will sell all shares of common stock included in this prospectus. The total amount of shares that may be sold hereunder will not exceed the number of shares offered hereby. See "Plan of Distribution."

        Except as noted below, to our knowledge, other than the management stockholders and optionholders named herein and Mr. Patterson, none of the selling stockholders has, or has had within the past three years, any position, office or other material relationship with us or any of our affiliates or subsidiaries, other than their ownership of shares described below.

Selling Stockholder	Number of Shares of Common Stock Held Prior to the Offering	Number of Shares Offered
ADAR Investment Fund Ltd(1)	225,000	225,000
Alan B. & Joanne K. Vidinsky 1993 Trust(2)	12,700	12,700
Albert L. Zesiger	23,500	23,500
Alexa Zesiger Carver	2,500	2,500
Alexandra Global Master Fund Ltd(3)	150,000	150,000
AMP Enhanced Index International Share Fund(4)	55,819	55,819
Asphalt Green, Inc.(2)	17,300	17,300
Atlas Master Fund, Ltd.(5)	1,330,769	1,330,769

Barrie Ramsay Zesiger	23,800	23,800
Basso Fund Ltd.(6)	19,544	19,544
Basso Multi-Strategy Holding Fund Ltd.(6)	224,756	224,756
BBT Fund, LP(7)	351,000	351,000
BlackRock Energy Opportunity (Employees) Fund, LP(8)	29,309	29,309
BlackRock Energy Opportunity Master Fund, L.P.(8)	124,537	124,537
BlackRock Global Energy and Resources Trust(9)	269,231	269,231
Brad Marshall-Inman SEP IRA	2,152	2,152
Brian Smolinski(10)	39,802	39,802
Brook Dey Cosby	2,700	2,700
Calm Waters Partnership(11)	75,000	75,000
CAP Fund, LP(7)	175,500	175,500
City of Milford Pension & Retirement Fund(2)	155,746	155,746
City of Stamford Firemen's Pension Fund(2)	82,700	82,700
Credit Suisse Securities (USA) LLC(12)	125,000	125,000
Crosslink Crossover Fund V, LP	150,000	150,000
Daryll Marshall-Inman SEP IRA	2,152	2,152
David Zesiger	3,800	3,800
Domenic J. Mizio	40,400	40,400
Doreen Shaw(13)	48,684	48,684
Drake Associates L.P.(14)	20,000	20,000
Drawbridge Global Macro Master Fund Ltd(15)	1,400,000	1,400,000
Edward A. Fox	7,692	7,692
EGI-Fund (08-10) Investors, LLC(16)	200,000	200,000
Elaine Hughes(17)	60,197	60,197
Electron Global Utility Fund LP(18)	70,500	70,500
Electron Global Utility Fund Ltd(18)	229,500	229,500
Elizabeth Susan Sexworth, IRA Rollover(19)	377	377
Ellerston Capital Limited(20)	125,000	125,000
Ellington Overseas Partners Ltd	1,000	1,000
Endurance Fund	44,500	44,500
ENSTAR Management Corporation(21)	2,000	2,000
Far West Capital Partners, LP	591,969	591,969
Felix Harke	2,152	2,152
Fidelity Advisor Series I: Fidelity Advisor Value Strategies Fund(22)	74,400	74,400
Fidelity Magellan Fund: Fidelity Magellan Fund(22)	1,810,900	1,810,900
Francis Barciak, Jr.(23)	24,671	24,671
Gerald Engen, Jr.(24)	41,118	41,118
Goldman Sachs Investment Partners Master Fund, L.P.(25)	700,000	700,000
Goldman, Sachs & Co.(26)	3,076,923	3,076,923
Great American Insurance Company	384,615	384,615
GreenEarth Investments LLC	9,615	9,615
Gregory Wolf(27)	48,519	48,519
Henderson Global Equity Multi-Strategy Master Fund Ltd.(4)	282,016	282,016
Henderson North American Equity Multi-Strategy Master Fund Ltd.(4)	46,780	46,780
Highfields Capital I LP(28)	145,385	145,385

Highfields Capital II LP(28)	363,723	363,723
Highfields Capital III LP(28)	1,054,354	1,054,354
Highline Capital International, Ltd	252,900	252,900
Highline Capital Partners, L.P.	34,400	34,400
Highline Capital Partners, QP LP	120,500	120,500
Highline Select Ltd	69,700	69,700
Highline Select, L.P.	13,600	13,600
Highline US Map Fund Ltd	8,900	8,900
Industrial Harvest Partners Master Fund, Ltd.(29)	30,000	30,000
James Bowen, Sr.(30)	29,112	29,112
James F. Cleary	700	700
Jasper Investments(2)	1,500	1,500
Jeanne L. Morency	10,000	10,000
Jeffrey R. Leeds	3,346	3,346
Jeffrey Waneka(31)	17,764	17,764
John Fluss(32)	136,180	136,180
John J. & Catherine H. Kayola	1,200	1,200
John Rowan(33)	2,200	2,200
Larry Howard(34)	11,514	11,514
Lehman Brothers, Inc.(35)	725,069	725,069
LibertyView Funds, LP(36)	60,000	60,000
LKCM Private Discipline Master Fund, SPC(37)	40,000	40,000
Marco Martinez(38)	81,578	81,578
Mary I. Estabil	600	600
Michael Cooper(39)	33,716	33,716
Michael Heijer IRA Rollover	2,152	2,152
Michael Orndahl(40)	19,408	19,408
MLP Investments (Luxembourg) S.a.r.l.(41)	215,385	215,385
Morgan Trust Co. of the Bahamas Ltd, as Trustee U/A/D 11/30/1993(2)	33,500	33,500
Munder Micro-Cap Equity Fund(42)	95,800	95,800
National Federation of Independent Business Employee Pension Trust(2)	23,100	23,100
National Federation of Independent Business(2)	13,500	13,500
Nicola Zesiger Mullen	4,600	4,600
Norwalk Employees Pension Plan(2)	43,500	43,500
Perella Weinberg Partners Aileron Master Fund LP(43)	71,000	71,000
Perella Weinberg Partners Oasis Master Fund LP(43)	304,000	304,000
Peter Looram	10,000	10,000
Peter Schwantes(44)	15,461	15,461
Peterson Investment Trust dtd 04/02/01	30,769	30,769
Philippe Grelsamer	5,000	5,000
Plainfield Special Situations Master Fund Limited(45)	62,000	62,000
Psychology Associates(2)	5,400	5,400
Public Employees Retirement System of Idaho(2)	574,800	574,800
Raymond Holland(17)	56,249	56,249
Richard Swartz, Jr.(32)	136,180	136,180
Robert Agnew(17)	60,197	60,197

Robert G. Schiro	142,762	142,762
Robert K. Winters	1,500	1,500
Robert McDaniel(17)	60,197	60,197
Robert Smith(17)	60,197	60,197
Sharon Winters	1,900	1,900
SRI Fund, LP(7)	123,500	123,500
Steven Theis(46)	33,882	33,882
Susan Schiro & Peter Manus Foundation	9,600	9,600
Susan Uris Halpern	21,200	21,200
Terry P. Murphy Trust	1,000	1,000
Terry Roberts(17)	58,716	58,716
The Dalrymple Global Resources Master Fund, LP(47)	150,000	150,000
The Lazar Foundation(2)	11,500	11,500
Theeuwes Family Trust, Felix Theeuwes Trustee(2)	19,200	19,200
Tod Cooper(48)	17,106	17,106
Trust D (for a Portion of the Assets of the Kodak Retirement Income Plan)(36)	15,000	15,000
Union Bancaire Privée	10,000	10,000
United Capital Management, Inc. (49)	7,000	7,000
Variable Insurance Products Fund III: Value Strategies Portfolio(22)	19,700	19,700
Wiegers & Co.(50)	50,000	50,000
William B. Lazar	8,800	8,800
William Ehlert(30)	22,533	22,533
William Green(51)	84,537	84,537
William Koertner(52)	528,766	528,766
Other Selling Stockholders (27 persons)(53)	184,394	184,394
Total	19,690,777	19,690,777

(1)
We have been advised that Yehuda Blinder exercises sole voting and dispositive power with respect to the shares held by this selling stockholder.

(2)
We have been advised that voting and dispositive power with respect to the shares held by this selling stockholder is exercised by Albert L. Zesiger, Barrie R. Zesiger, James F. Cleary, John Kayoler and Robert Winters, all of Zesiger Capital Group LLC.

(3)
We have been advised that Alexandra Investment Management, LLC, a Delaware limited liability company ("Alexandra") serves as investment advisor to the selling stockholder. By reason of such relationship, Alexandra may be deemed to share dispositive power or investment control over the shares of common stock stated as beneficially owned by the selling stockholder. Alexandra disclaims beneficial ownership of such shares of common stock. Mikhail A. Filimonov is a managing member of Alexandra. By reason of such relationship, Mr. Filimonov may be deemed to share dispositive power or investment control over the shares of common stock stated as beneficially owned by the selling stockholder. Mr. Filimonov disclaims beneficial ownership of such shares of common stock.

(4)
We have been advised that Robert Villiers of Henderson Global Investors exercises sole voting and dispositive power over the shares held by this selling stockholder.

(5)
We have been advised that Dmitry Balyasny exercises sole voting and dispositive power with respect to the shares held by this selling stockholder.

(6)
We have been advised that Basso Capital Management, L.P. is the investment manager for this selling stockholder. Howard Fischer, a managing member of the general partner of Basso Capital Management, L.P. has ultimate responsibility for trading with respect to this selling stockholder.

(7)
We have been advised that Sid R. Bass holds dispositive and voting power with respect to the shares of common stock held by this selling stockholder by nature of his capacity as President and sole stockholder of BBT Capital Management, Inc., the controlling entity of this selling stockholder.

(8)
We have been advised that BlackRock Capital Management, Inc. is the investment advisor for the selling stockholder, and as such exercises voting and dispositive power with respect to the shares held by the selling stockholder. The selling stockholder is affiliated with BlackRock, Inc., a member of FINRA, and BlackRock Investments, Inc., a registered broker-dealer. The selling stockholder has represented that the purchase of these securities was made in the ordinary course of business, and at the time the purchase was made, there were no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(9)
We have been advised that BlackRock Advisors, LLC is the investment advisor for the selling stockholder, and as such exercises voting and dispositive power with respect to the shares held by the selling stockholder. The selling stockholder is affiliated with BlackRock, Inc., a member of FINRA, and BlackRock Investments, Inc., a registered broker-dealer. The selling stockholder has represented that the purchase of these securities was made in the ordinary course of business, and at the time the purchase was made, there were no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(10)
This selling stockholder is a member of our management. The number of shares listed includes 26,644 shares that may be acquired pursuant to options exercisable in the next 60 days.

(11)
We have been advised that Richard S. Strong, Managing Partner of the selling stockholder, exercises sole voting and dispositive power with respect to the shares held by this selling stockholder.

(12)
We have been advised that the selling stockholder is a broker-dealer and is therefore deemed to be an underwriter for the purposes of this offering.

(13)
This selling stockholder is a member of our management. The number of shares listed includes 29,770 shares that may be acquired pursuant to options exercisable in the next 60 days.

(14)
We have been advised that Alexander W. Rutherfurd exercises sole voting and dispositive power with respect to the shares held by this selling stockholder.

(15)
We have been advised that Kevin Treacy, John Banks and David Litton exercise voting and dispositive power with respect to the shares of common stock held by this selling stockholder.

(16)
We have been advised that SZ Investments L.L.C. and Chai Trust Company LLC share beneficial ownership as well as voting and dispositive power with respect to the shares held by this selling stockholder.

(17)
This selling stockholder is a member of our management. The number of shares listed includes 39,802 shares that may be acquired pursuant to options exercisable in the next 60 days.

(18)
We have been advised that Electron Capital Management LLC is the investment manager for this selling stockholder. James O. Shaver, the managing member and principal of the investment manager, has sole voting and dispositive power over the shares through his control of the investment manager.

(19)
We have been advised that this selling stockholder is a member of FINRA and is therefore deemed to be an underwriter for purposes of this offering. This selling stockholder is affiliated with The Shemano Group, a registered broker-dealer. The selling stockholder has represented that the purchase of the securities held by this selling stockholder was made in the ordinary course of business, and at the time the purchase was made, there were no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(20)
We have been advised that this selling stockholder is controlled by Consolidated Press Holdings Limited, which is ultimately controlled by James Douglas Packer.

(21)
We have been advised that William D. Patterson, President of this selling stockholder, exercises sole voting and dispositive power with respect to the shares held by this selling stockholder. Mr. Patterson is a member of our Board of Directors.

(22)
We have been advised that this selling stockholder is a registered investment fund advised by Fidelity Management & Research Company, an investment adviser registered under the Investment Advisers Act of 1940, as amended. Neither Edward C. Johnson 3d, Chairman of Fidelity Management & Research Company, nor FMR Corp., the parent of Fidelity Management & Research Company, have sole dispositive power with respect to the shares held by this selling stockholder, which power resides with the selling stockholder's board of trustees. The selling stockholder is an affiliate of a broker-dealer, and has represented that the purchase of these securities was made in the ordinary course of business, and at the time the purchase was made, there were no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(23)
This selling stockholder is a member of our management. The number of shares listed includes 19,572 shares that may be acquired pursuant to options exercisable in the next 60 days.

(24)
This selling stockholder is one of our named executive officers. The number of shares listed includes 32,894 shares that may be acquired pursuant to options exercisable in the next 60 days.

(25)
We have been advised that GS Investment Strategies, LLC is the investment manager for the selling stockholder. No single natural person at the investment manager has voting or dispositive power with respect to the shares held by this selling stockholder. The investment manager is affiliated with Goldman, Sachs & Co., which provides investment banking, financing, hedging and other services to ArcLight, formerly our majority stockholder. Goldman Sachs & Co. is a member of FINRA and a registered broker-dealer. The selling stockholder has represented that the purchase of the securities held by this selling stockholder was made in the ordinary course of business, and at the time the purchase was made, there were no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(26)
We have been advised that the selling stockholder is a member of FINRA and a registered broker-dealer, and is therefore deemed to be an underwriter for the purposes of this offering.

(27)
This selling stockholder is a member of our management. The number of shares listed includes 31,578 shares that may be acquired pursuant to options exercisable in the next 60 days.

(28)
We have been advised that Jonathon S. Jacobson and Richard L. Grubman exercise voting and dispositive power with respect to the shares held by this selling stockholder.

(29)
We have been advised that Sanford Prater exercises sole voting and dispositive power with respect to the shares held by this selling stockholder.

(30)
This selling stockholder is a member of our management. The number of shares listed includes 19,243 shares that may be acquired pursuant to options exercisable in the next 60 days.

(31)
This selling stockholder is a member of our management. The number of shares listed includes 15,461 shares that may be acquired pursuant to options exercisable in the next 60 days.

(32)
This selling stockholder is one of our named executive officers. The number of shares listed includes 88,155 shares that may be acquired pursuant to options exercisable in the next 60 days.

(33)
We have been advised that this selling stockholder is employed by a member of FINRA.

(34)
This selling stockholder is a member of our management. The number of shares listed includes 7,731 shares that may be acquired pursuant to options exercisable in the next 60 days.

(35)
We have been advised that the selling stockholder is a member of FINRA and a registered broker-dealer, and is therefore deemed to be an underwriter for the purposes of this offering.

(36)
We have been advised that LibertyView Funds, LP and Trust D have a common investment advisor, Neuberger Berman, LLC, that has voting and dispositive power over the shares held by them, which is exercised by Richard A. Meckler. Since they have hired a common investment advisor, these entities are likely to vote together. The General Partner of LibertyView Funds LP is Neuberger Berman Asset Management, LLC, which is affiliated with Neuberger Berman, LLC, a registered broker-dealer. The selling stockholder has represented that the shares were purchased for investment in the ordinary course of business and at the time of purchase, there were no agreements or understandings, directly or indirectly, with any person to distribute the shares. Trust D (for a Portion of the Assets of the Kodak Retirement Income Plan) is not in any way affiliated with a broker-dealer.

(37)
We have been advised that LKCM Private Discipline Management, L.P. is the investment manager for this selling stockholder. LKCM Alternative Management, LLC is the general partner of the investment manager. J. Luther King, Jr. and J. Bryan King are controlling members of the general partner. J. Luther King, Jr. and J. Bryan King expressly disclaim beneficial ownership of the securities held of record by this selling stockholder, except to the extent of their pecuniary interest therein.

(38)
This selling stockholder is one of our named executive officers. The number of shares listed includes 55,591 shares that may be acquired pursuant to options exercisable in the next 60 days.

(39)
This selling stockholder is a member of our management. The number of shares listed includes 24,177 shares that may be acquired pursuant to options exercisable in the next 60 days.

(40)
This selling stockholder is a member of our management. The number of shares listed includes 15,789 shares that may be acquired pursuant to options exercisable in the next 60 days.

(41)
We have been advised that Millennium International Management LP is the investment manager for this selling stockholder. Israel A. Englander, the managing member of the general partner of the investment manager, has sole voting and dispositive power over the shares through his control of the investment manager. The foregoing is not intended to be construed as an admission by Mr. Englander, the investment manager or any of the members of the board of directors of the selling stockholder as to beneficial ownership of the shares held by the selling stockholder. The selling stockholder is affiliated with Millenco LLC, MLP Trading Co, LLC, Millennium Funding Associates, LLC, Advanced Securities Co., AEGIS Specialist, LLC and AIM Securities Co., registered broker-dealers. The selling stockholder has represented that the purchase of these securities was made in the ordinary course of business, and at the time the purchase was made, there were no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(42)
We have been advised that Munder Capital Management served as investment advisor to the selling stockholder. John P. Richardson, Robert E. Crosby and Julie R. Hollinshead, as principals of the investment advisor, have dispositive power with respect to the shares held by this selling stockholder. Munder Capital Management has authorized Institutional Shareholder Services to vote proxies on behalf of its clients. The selling stockholder is affiliated with Comerica Securities, a member of FINRA and a registered broker-dealer. The purchase of these securities was made in the ordinary course of business, and at the time the purchase was made, there were no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(43)
We have been advised that Perella Weinberg Partners Capital Management LP serves as the investment manager for this selling stockholder. An affiliate of the investment manager, Perella Weinberg Partners LP, is a registered broker-dealer and a member of FINRA. The selling stockholder has represented that the purchase of these securities was made in the ordinary course of business, and at the time the purchase was made, there were no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(44)
This selling stockholder is a member of our management. The shares listed are issuable pursuant to options exercisable in the next 60 days.

(45)
We have been advised that Plainfield Asset Management LLC is the investment manager for this selling stockholder. Max Holmes, the Chief Investment Officer of the investment manager, has sole voting and dispositive power over the shares through his control of the investment manager. The selling stockholder is affiliated with Summit Securities Group LLC, a member of FINRA and a registered broker-dealer. The purchase of these securities was made in the ordinary course of business, and at the time the purchase was made, there were no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(46)
This selling stockholder is a member of our management. The number of shares listed includes 30,592 shares that may be acquired pursuant to options exercisable in the next 60 days.

(47)
We have been advised that Jerry V. Swank, Managing Member of the selling stockholder, exercises sole voting and dispositive power with respect to the shares held by this selling stockholder. The selling stockholder disclaims beneficial ownership of these shares in favor of Mr. Swank.

(48)
This selling stockholder is a member of our management. The number of shares listed includes 15,296 shares that may be acquired pursuant to options exercisable in the next 60 days.

(49)
We have been advised that James A. Lustig, President of the selling stockholder, exercises sole voting and dispositive power with respect to the shares held by this selling stockholder.

(50)
We have been advised that Deane Kreitler, Portfolio Manager of the selling stockholder, exercises sole voting and dispositive power with respect to the shares held by this selling stockholder.

(51)
This selling stockholder is one of our named executive officers. The number of shares listed includes 52,301 shares that may be acquired pursuant to options exercisable in the next 60 days.

(52)
Mr. Koertner is a member of our Board of Directors, as well as our President and Chief Executive Officer. The number of shares listed includes 365,449 shares that may be acquired pursuant to options exercisable in the next 60 days.

(53)
Other Selling Stockholders consists of a group of our management who hold options, or shares of common stock acquired upon the exercise of options, comprising less than 1% of our outstanding common stock, who were not eligible to purchase common stock in our previous offerings to management. This amount includes 181,759 shares which may be acquired within 60 days by exercising stock options.

DESCRIPTION OF CAPITAL STOCK

        We are authorized to issue 100,000,000 shares of common stock and 4,000,000 shares of preferred stock. Shares of each class currently have a par value of $0.01 per share. The following description summarizes information about our capital stock. You can obtain more comprehensive information about our capital stock by consulting our by-laws and certificate of incorporation, as well as the Delaware General Corporation Law.

Common Stock

  General

        We have a total of 19,712,811 shares of common stock outstanding, which does not include shares reserved for issuance pursuant to our stock incentive plan, including outstanding options to purchase 1,913,673 shares and options to purchase an additional 1,460,000 shares available for future grants. As of December 31, 2007, there were 135 holders of shares of our common stock. Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Our shareholders may not cumulate their votes in the election of directors.

        Subject to any preference rights of holders of preferred stock, holders of our common stock are entitled to receive dividends, if any, declared from time-to-time by the directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of preferred stock to prior distribution.

        Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

  Certain Provisions

        Provisions of our certificate of incorporation, by-laws and Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

        Newly Created Directorships, Vacancies and Removal.    Newly created directorships resulting from any increase in the number of directors may be filled by a majority of the board of directors then in office, provided that a quorum is present, and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the board of directors remains. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class shall hold office for a term that shall coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from the number of directors will have the same remaining term as that of his or her predecessor.

        Classified Board of Directors.    Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions, when coupled with the provision in our certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

        Special Meetings of Stockholders.    Our by-laws provide that a special meeting of stockholders may be called by the chairman of the board of directors, the president, any vice president, the secretary or any assistant secretary, the board of directors or any committee thereof that has been authorized to call such special meeting and stockholders owning a majority of the outstanding voting stock entitled to vote on the matters for which such meeting is intended. Our by-laws also require us to call a special meeting of stockholders should the shelf registration statement of which this prospectus is a part not be declared effective by June 20, 2009, a date that is 18 months following the closing date of the 2007 Private Placement. The purpose of such meeting shall be to consider and vote on the removal of one or more of our directors and the election of a successor or successors thereto.

        Quorum at Stockholder Meetings.    The holders of not less than a majority of the shares entitled to vote at any meeting of the stockholders, present in person or by proxy, shall constitute a quorum at all stockholder meetings.

        Stockholder Action by Written Consent.    Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders.

        Advance Notice of Stockholder-Proposed Business at Annual Meetings.    Our by-laws provide that for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to our secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after the anniversary date, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was first given to stockholders. A stockholder's notice to the secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting:

  •
  a brief description of the business desired to be brought before the annual meeting;

  •
  the name and address, as they appear on our books, of the stockholder proposing such business;

  •
  the class and number of our shares which are owned by the stockholder;

  •
  a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of business by such stockholder and any material interest of the other person in the business; and

  •
  a representation that the stockholder is a holder of record and intends to appear in person or by proxy at the meeting to bring the business before the meeting.

        In addition, the by-laws provide that for a stockholder entitled to vote in the election of directors generally to properly nominate a director at a meeting of stockholders, the stockholder must have given timely notice thereof in writing to our secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not later than:

  •
  in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting of our stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after the anniversary date of the last annual meeting, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was first given to stockholders; and

  •
  with respect to a special meeting of stockholders called for the purposes of electing directors, the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders.

        Such stockholder's notice to our corporate secretary must be in proper written form and must set forth some information related to the stockholder giving the notice, including:

  •
  the name and record address of that stockholder;

  •
  the class and series and number of shares of each class and series of our capital stock which are owned beneficially or of record by that stockholder;

  •
  a description of all arrangements or understandings between that stockholder and any other person in connection with the nomination and any material interest of that stockholder in the nomination; and

  •
  a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring that nomination before the meeting;

        and, as to each person whom the stockholder proposes to nominate for election as a director:

  •
  the name, age, business and residence addresses, and the principal occupation and employment of the person;

  •
  the class and series and number of shares of each class and series of our capital stock which are owned beneficially or of record by the person; and

  •
  any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Securities Exchange Act of 1934, as amended.

        Amendments to By-laws.    Our certificate of incorporation provides that a majority of our entire board of directors or a majority vote of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, have the power to amend or repeal our by-laws.

        Amendment of the Certificate of Incorporation.    Any proposal to amend, alter, change or repeal any provision of our certificate of incorporation, except as may be provided in the terms of any preferred stock created by resolution of our board and which relate to such series of preferred stock, requires approval by the affirmative vote of both a majority of the members of our board of directors then in office and a majority vote of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

  Dividends

        Subject to the preferences, if any, of any series of preferred stock, holders of record of shares of common stock are entitled to receive dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes.

Preferred Stock

        The board of directors, without further action by the holders of common stock, is authorized to issue up to 4,000,000 shares of preferred stock. The board of directors is vested with authority to fix by resolution the designations and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation, the dividend rate, conversion or exchange rights, redemption price and liquidation preference of any series of shares of preferred stock, and to fix the number of shares constituting any such series.

        The authority possessed by the board of directors to issue preferred stock could potentially be used to discourage attempts by others to obtain control of the corporation through a merger, tender offer, proxy contest, or otherwise by making such attempts more difficult to achieve or more costly. The board of directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings for the issuance of preferred stock and the board of directors has no present intention to issue any shares of preferred stock.

Limitation of Liability and Indemnification of Directors and Officers

        As permitted by the Delaware General Corporation Law, our certificate of incorporation limits or eliminates the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the company, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Illinois Stock Transfer Company.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering there has been no public market for our common stock. Although we intend to apply to list our shares of common stock on the Nasdaq, a significant public market for our common stock may never develop or be sustained. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time-to-time. As described below, a limited number of our shares will be subject to contractual and legal restrictions on resale after the offering. Sales of our common stock in the public market after the restrictions lapse, or the perception that these sales may occur, could cause the market price of our common stock to decline.

        We currently have 19,712,811 outstanding shares of common stock. Of these shares, 18,317,104 shares may be sold pursuant to the registration statement of which this prospectus is a part. In addition, 1,373,673 shares underlying options may also be sold pursuant to the registration statement of which this prospectus is a part. Purchasers of shares sold pursuant to the registration statement of which this prospectus is a part—other than our "affiliates" (as defined in Rule 144 under the Securities Act)—will receive shares which are freely tradable and without restriction under the Securities Act. All shares outstanding other than the shares sold pursuant to the registration statement of which this prospectus forms a part, a total of 1,395,707 shares, will be "restricted securities" within the meaning of Rule 144 under the Securities Act.

Eligibility of Restricted Shares for Sale in the Public Market

        Rule 144 applies different resale restrictions to affiliate and non-affiliate holders of our common stock.

        Affiliates.    In general, if six months have elapsed since the date of the acquisition of restricted stock, and we have been a public reporting company under the Exchange Act for at least 90 days, the holder of such restricted stock can sell the shares, provided that the number of shares of common stock sold by such person within any three-month period cannot exceed the greater of:

  •
  1% of the total number of common stock then outstanding; or

  •
  The average weekly trading volume of common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales by affiliates under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. Affiliates must always sell pursuant to Rule 144, even after the applicable holding period has been satisfied.

        Non-Affiliates.    In general, if six months have elapsed since the date of the acquisition of restricted stock from us or any of our affiliates, and we have been a public reporting company under the Exchange Act for at least 90 days, the holder of such restricted stock can sell the shares with no volume limitations, manner of sale provisions or notice requirements, provided that the sales take place in accordance with the SEC's availability of current public information requirement. If one year has elapsed since the date of the acquisition of restricted stock from us or any of our affiliates, the holder can sell such stock without limitation or restriction.

        No assurance can be given as to the likelihood that an active market for common stock will develop, the liquidity of any such market, the ability of the stockholders to sell the securities or the prices that stockholders may obtain for any of the securities. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of common stock for future sale, will have on the market value prevailing from time-to-time. Sales of substantial amounts of common stock, or the perception that such sales could occur, may affect adversely prevailing market values of the common stock. See "Risk Factors—Risks Related to Our Common Stock."

        For a description of certain restrictions on transfers of shares of common stock held by certain of our stockholders, see "Plan of Distribution."

Lock-Up Agreements

        We have agreed that for the period (a) following December 20, 2007, the closing date of the 2007 Private Placement, until June 17, 2008, 180 days after such date, (b) from the date this registration statement is declared effective until 60 days thereafter and (c) from the date any registration statement relating to an initial public offering of our common stock is declared effective until 180 days thereafter, subject to certain other exceptions, we will not, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc. (in the case of the periods following the 2007 Private Placement and the effective date of this registration statement) or each of the co-bookrunning managers (in the case of the period following the effective date of the registration statement in connection with the initial public offering), which may be withheld or delayed in Friedman, Billings, Ramsey & Co., Inc.'s or any co-bookrunning manager's sole discretion:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or file any registration statement under the Securities Act with respect to any of the foregoing; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

        We may however, sell our common stock prior to the expiration of either above lockup period in an initial public offering.

        Our directors and certain members of our senior management team (including our named executive officers) have agreed that for a period (a) following December 20, 2007, the closing date of the 2007 Private Placement, until June 17, 2008, 180 days after such date, (b) from the date this registration statement is declared effective until 60 days thereafter and (c) from the date any registration statement relating to an initial public offering of our common stock is declared effective until 180 days thereafter, subject to certain exceptions, none of them will, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc. (in the case of the periods following the 2007 Private Placement and the effective date of this registration statement) or each of the co-bookrunning managers (in the case of the period following the effective date of the registration statement in connection with the initial public offering), which may be withheld or delayed in Friedman, Billings, Ramsey & Co., Inc.'s or any co-bookrunning manager's sole discretion:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

        Pursuant to NASD Conduct Rule 2710(g)(1), selling stockholders that are affiliated with members of the Financial Industry Regulatory Authority, formerly the National Association of Securities Dealers, Inc., must refrain, during the period commencing on the effective date of the registration statement (of which this prospectus is a part) and ending on the date that is 180 days after such effective date, from selling, transferring, assigning, pledging or hypothecating or otherwise entering into any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of his, hers or its shares of our common stock purchased in the 2007 Private Placement through the Financial Industry Regulatory Authority member with which he, she or it is affiliated.

        In addition, upon an initial public offering of our common stock, the holders of our common stock purchased in the 2007 Private Placement who elect, pursuant to the registration rights agreement, to include their shares of our common stock for resale in an initial public offering will not be able to sell shares of our common stock, other than in such offering, for a period beginning on the date a registration statement to effect such offering is filed and continuing until the initial public offering and for 180 days following the effective date of such registration statement. Those holders of our common stock purchased in the 2007 Private Placement who do not elect, despite their right to do so under the registration rights agreement, to include their shares of our common stock for resale in the initial public offering will not be able to sell shares of our common stock for a period of up to 60 days following the effective date of the registration statement filed in connection with the initial public offering of our common stock.

REGISTRATION RIGHTS

        In connection with the 2007 Private Placement, we entered into a registration rights agreement, whereby we agreed, at our expense, to file with the SEC as soon as reasonably practicable following December 20, 2007, the closing of the 2007 Private Placement (but in no event later than April 18, 2008, 120 days following such date) a shelf registration statement registering for resale the shares of our common stock sold in the 2007 Private Placement plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise. On January 25, 2008, we filed the registration statement of which this prospectus forms a part to meet this requirement.

        All holders of our common stock sold in the 2007 Private Placement and each of their respective direct and indirect transferees may elect to participate in this registration in order to resell their shares, subject to:

  •
  compliance with the registration rights agreement;

  •
  cutback rights on the part of the underwriters; and

  •
  other conditions and limitations that may be imposed by the underwriters.

        Upon an initial public offering of our common stock, the holders of our common stock purchased in the 2007 Private Placement who elect, pursuant to the registration rights agreement, to include their shares of our common stock for resale in the initial public offering will not be able to sell any of their shares of our common stock that are not included in the initial public offering during such periods as reasonably requested by the underwriters (but in no event for a period longer than 30 days prior to and 180 days following the effective date of the registration statement filed in connection with the initial public offering of our common stock). Those holders of our common stock purchased in the 2007 Private Placement who do not elect, despite their right to do so under the registration rights agreement, to include their shares of our common stock for resale in the initial public offering may not directly or indirectly sell, offer to sell, grant any option or otherwise dispose of any shares of our common stock (or securities convertible into such shares) for a period of up to 60 days following the effective date of the registration statement filed in connection with the initial public offering of our common stock.

        Notwithstanding the foregoing, we will be permitted, under limited circumstances, to suspend the use, from time to time, of this prospectus (and therefore suspend sales under the registration statement) or any other prospectus pursuant to which our common stock may be sold by the selling stockholders for certain periods, referred to as "blackout periods."

        The cumulative blackout periods in any rolling 12-month period commencing on the closing of the offering may not exceed an aggregate of 90 days and, furthermore, may not exceed 60 days in any rolling 90-day period, except as a result of a review of any post-effective amendment by the SEC prior to declaring any post-effective amendment to the registration statement effective, provided we have used all commercially reasonable efforts to cause such post-effective amendment to be declared effective.

        In addition to this limited ability to suspend use of the registration statement of which this prospectus forms a part, until we are eligible to incorporate by reference into the registration statement our periodic and current reports that will be filed after the effectiveness of our registration statement, we will be required to amend or supplement the shelf registration statement to include our quarterly and annual financial information and other developments material to us. Therefore, sales under the registration statement will be suspended until the amendment or supplement, as the case may be, is filed and effective.

        We have agreed to use our commercially reasonable efforts (including, without limitation, seeking to cure in our listing or inclusion application any deficiencies cited by the exchange or market) to list or include our common stock on the Nasdaq Global Market and thereafter maintain the listing on such exchange, however, we are unable to meet the listing requirements of the Nasdaq Global Market at this time.

        The preceding summary of certain provisions of the registration rights agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the registration rights agreement entered into in connection with the 2007 Private Placement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part, and you should read this summary together with the complete text of the registration rights agreement.

DESCRIPTION OF INDEBTEDNESS

        On August 31, 2007, we entered into an agreement for a $125.0 million senior secured credit facility which provides for a refinancing of our existing $75.0 million revolving credit line (which may be increased or decreased in accordance with the terms of the related credit agreement) and a $50.0 million term loan. At our option, borrowings under these facilities bear interest at the greater of a prime rate or the Federal funds rate plus a spread or at an adjusted LIBOR index rate plus a spread based upon our leverage ratio. The interest rate at December 31, 2007 was 6.125%. There were $30.0 million of borrowings outstanding at December 31, 2007. There was $27.0 million of letters of credit outstanding at December 31, 2007, which reduces our borrowing capacity under the revolving credit line. On December 20, 2007, we repaid approximately $20.0 million of outstanding borrowings under the Credit Facility with a portion of the proceeds of the 2007 Private Placement. These facilities expire on August 31, 2012.

        The terms of the credit agreement require, among other things, that we adhere to a maximum leverage ratio and maintain a minimum interest coverage ratio. The credit agreement also includes other specific limits or restrictions on additional indebtedness, liens and capital expenditure activity. Our obligations under the credit agreement are secured by a lien on all of our property (including the capital stock of our subsidiaries) other than any property subject to a certificate of title, subject to any lease or similar interest and our real property and fixtures.

PLAN OF DISTRIBUTION

        We are registering the common stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. Under the registration rights agreement we entered into with Friedman, Billings, Ramsey & Co., Inc. (for the benefit of selling stockholders), we agreed to, among other things, bear expenses, other than brokers' or underwriters' discounts and commissions and certain roadshow expenses, in connection with the registration and sale of the common stock covered by this prospectus. We will not receive any of the proceeds of the sale of the common stock offered pursuant to this prospectus. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. A selling stockholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of common stock to be made directly or through agents.

        The common stock registered on the registration statement of which this prospectus forms a part may be sold from time to time to purchasers:

  •
  directly by the selling stockholders and their successors, which include their donees, pledges or transferees or their successors-in-interest; or

  •
  through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent's commissions from the selling stockholders or the purchasers of the common stock. Total compensation, including these discounts, concessions or commissions, may be in excess of those customary in the types of transactions involved but will not be greater than 8% for the sale of any securities being registered pursuant to SEC Rule 415.

        The selling stockholders and any underwriters, brokers-dealers or agents who participate in the sale or distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act. The selling stockholders identified as registered broker-dealers in the selling stockholders table (under the caption "Selling Stockholders") are deemed to be underwriters with respect to securities sold by them pursuant to this prospectus. As a result, any profits on the sale of the common stock by such selling stockholders, any discounts, commissions or agent's commissions or concessions received by any such broker-dealer or agents, the legal fees and expenses on behalf of selling stockholders and Friedman, Billings, Ramsey & Co., Inc. associated with a member of the Financial Industry Regulatory Authority, may be deemed to be underwriting discounts and commissions under the Securities Act and underwriting compensation pursuant to NASD Rule 2710(c); provided however, that the total compensation as calculated pursuant to NASD Rule 2710(c) will not exceed 8% of the proceeds of this offering to the selling stockholders, if any. Selling stockholders who are deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

        There is no current market for our common stock. In December 2007, we sold 17,780,099 to certain of the selling stockholders named in this prospectus in a private placement at a price negotiated between us and Friedman, Billings, Ramsey & Co., Inc. of $13.00 per share. Subsequent to the 2007 Private Placement, shares of our common stock have been resold in sales by our stockholders via the PORTAL Market, most recently at a price of $13.75 per share. Following the effectiveness of the registration statement of which this prospectus forms a part, our common stock will be traded in the over-the-counter market and will be quoted on the Bulletin Board operated by the Financial Industry Regulatory Authority. Following the date of this prospectus, the selling stockholders may sell all or a portion of their shares from time to time in transactions in the over-the-counter market or any national market or exchange on which our common stock may be listed in the future.

        The common stock may be sold in one or more transactions:

  •
  at fixed prices;

  •
  in the over-the-counter market or another market or exchange on which our common stock may be listed in the future, at prevailing market prices at the time of sale;

  •
  in the over-the-counter market or another market or exchange on which our common stock may be listed in the future, at prices related to such prevailing market prices;

  •
  at varying prices determined at the time of sale; or

  •
  for negotiated prices.

        These sales may be effected in one or more transactions:

  •
  in the over-the-counter market;

  •
  on any national securities exchange or quotation on which the common stock may be listed or quoted at the time of the sale;

  •
  in transactions other than on such exchanges or services or in the over-the-counter market;

  •
  through the writing of options (including the issuance by the selling stockholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

  •
  through the settlement of short sales; or

  •
  through any combination of the foregoing.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with the sales of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which in turn may:

  •
  engage in short sales of the common stock in the course of hedging their positions;

  •
  sell the common stock short and deliver the common stock to close out short positions;

  •
  loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

  •
  enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

  •
  enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders.

        Once we are able to meet the listing requirements of the Nasdaq Global Market or Nasdaq Capital Market, including the requirement that our common stock be held by 400 or 300 round lot holders, respectively, we intend to apply to list our shares of common stock on the Nasdaq Global Market or Nasdaq Capital Market, as applicable. However, we can give no assurances as to the development of liquidity or any trading market for the common stock.

        There can be no assurance that the selling stockholders will sell any or all of the common stock pursuant to this prospectus. Further, we cannot assure you that any selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. The common stock covered by the registration statement of which this prospectus forms a part may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

        The selling stockholders and any other person participating in the sale of the common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

        We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

        We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of shares of our common stock by the selling stockholders or certain roadshow expenses.

LEGAL MATTERS

        Certain legal matters will be passed upon for us by Gerald B. Engen, Jr., including the validity of the shares of our common stock offered in this prospectus.

EXPERTS

        The financial statements as of December 31, 2006 and 2007 and for the year ended December 31, 2005, and for the period from January 1, 2006 to November 30, 2006 and the period from December 1, 2006 to December 31, 2006, and the year ended December 31, 2007 included in this prospectus, have been so included in reliance on the reports (which contain an explanatory paragraph relating to the Company's restatement of its 2005 financial statements as described in Note 3 as previously included in the consolidated financial statements appearing on pages F-15 through F-52 of the Company's Registration Statement on Form S-1 filed on January 25, 2008) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC's public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost by writing us at Three Continental Towers, 1701 West Golf Road, Suite 1012, Rolling Meadows, IL 60008-1891, Attn: Chief Financial Officer or telephoning us at (847) 290-1891.

        Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We will report our financial statements based on a fiscal year ending December 31.

MYR Group Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MYR Group Inc.

Annual Financial Statements
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2006 and 2007	F-4

Consolidated Statements of Operations for the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006 (Successor), and for the year ended December 31, 2007 (Successor)	F-5

Consolidated Statements of Stockholders' Equity for the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006 (Successor), and for the year ended December 31, 2007 (Successor)	F-6

Consolidated Statements of Cash Flows for the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006 (Successor), and for the year ended December 31, 2007 (Successor)	F-7
Notes to the consolidated financial statements	F-8

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders of
MYR Group Inc. (Successor)

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of MYR Group Inc. and Subsidiaries at December 31, 2006 and 2007, and the results of their operations and their cash flows for period from December 1, 2006 to December 31, 2006 and the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 10 to the consolidated financial statements, the Company changed the manner in which it accounts for tax benefits from uncertain tax positions in 2007.

/s/ PricewaterhouseCoopers LLP

March 24, 2008

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders of
MYR Group Inc. (Predecessor)

        In our opinion, the accompanying consolidated statements of operations, stockholders' equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of MYR Group Inc. and Subsidiaries for the year ended December 31, 2005 and the period from January 1, 2006 to November 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 3 as previously included in the consolidated financial statements appearing on pages F-15 through F-52 of the Company's S-1 filed on January 25, 2008, the Company restated its 2005 consolidated financial statements.

        As discussed in Note 3 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 123R, Share-Based Payment, on January 1, 2006.

/s/  PricewaterhouseCoopers LLP

November 24, 2007, except for the effects of the stock split discussed in Note 2, as to which the date is December 13, 2007

MYR Group Inc.

Consolidated Balance Sheets

As of December 31, 2006 and 2007 (Successor)

	Successor
(in thousands of dollars, except share data)	2006	2007
Assets
Current assets
Cash and cash equivalents	$26,223	$34,547
Accounts receivable, net	76,010	99,570
Costs and estimated earnings in excess of billings on uncompleted contracts	27,633	27,851
Deferred income tax assets	9,692	10,110
Receivable for insurance claims in excess of deductibles	9,216	7,358
Refundable income taxes	1,732	5,136
Other current assets	4,800	2,315

Total current assets	155,306	186,887
Property and equipment, net	39,519	57,609
Goodwill	46,599	46,599
Intangible assets, net	12,977	12,208
Other assets	2,143	2,488

Total assets	$256,544	$305,791

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$25,214	$30,834
Billings in excess of costs and estimated earnings on uncompleted contracts	22,639	35,880
Accrued self insurance	31,273	30,409
Management shares subject to redemption; 274,675 and 0 shares at December 31, 2006 and 2007, respectively	1,779	—
Other current liabilities	32,765	37,638

Total current liabilities	113,670	134,761
Long term debt, net of current maturities	—	30,000
Deferred income tax liabilities	14,270	8,662
Other liabilities	813	1,432

Total liabilities	128,753	174,855

Commitments and contingencies
Stockholders' equity
Preferred stock—$0.01 par value per share; 4,000,000 authorized shares; none issued and outstanding at December 31, 2006 and 2007	—	—
Common stock—$0.01 par value per share; 100,000,000 authorized shares; 16,172,167 shares issued and outstanding at December 31, 2006, and 34,229,576 shares issued and 19,712,811 shares outstanding, at December 31, 2007, respectively	162	342
Additional paid-in capital	126,696	315,732
Retained earnings (accumulated deficit)	933	(9,630)
Treasury stock, at cost (0 and 14,516,765 shares, respectively)	—	(175,508)

Total stockholders' equity	127,791	130,936

Total liabilities and stockholders' equity	$256,544	$305,791

The accompanying notes are an integral part of these consolidated financial statements.

MYR Group Inc.

Consolidated Statements of Operations

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)

	Predecessor		Successor
(in thousands of dollars, except share and per share data)	Year ended December 31, 2005	January 1 to November 30, 2006	December 1 to December 31, 2006	Year ended December 31, 2007
Contract revenues	$508,700	$489,055	$46,202	$610,314
Contract costs	457,287	435,520	41,381	540,868

Gross profit	51,413	53,535	4,821	69,446
Selling, general and administrative expenses	37,438	37,754	3,126	45,585
Amortization of intangible assets	306	281	115	769
Gain on sale of property and equipment	(855)	(434)	(10)	(768)
Goodwill impairment	16,618	—	—	—
Offering related charges	—	—	—	26,513

Income (loss) from operations	(2,094)	15,934	1,590	(2,653)
Other income (expense)
Interest income	469	1,382	145	1,234
Interest expense	(18)	(299)	(41)	(1,694)
Other, net	(343)	(192)	(20)	(153)

Income (loss) before provision for income taxes	(1,986)	16,825	1,674	(3,266)
Income tax expense (benefit)	6,624	6,807	741	(64)

Income (loss) from continuing operations, net	(8,610)	10,018	933	(3,202)

Discontinued operations
Discontinued operations, net of income tax expense of $328 in 2005	492	—	—	—
Loss on sale of discontinued operations, net of income tax benefit of $(450) in 2005	(1,356)	—	—	—

Loss from discontinued operations, net	(864)	—	—	—

Net income (loss)	$(9,474)	$10,018	$933	$(3,202)

Basic and diluted income (loss) per common share:
Income (loss) from continuing operations	$(.52)	$.61	$.06	$(.19)
Income from discontinued operations	0.03	—	—	—
Loss on sale of discontinued operations	(0.08)	—	—	—

Net income (loss)	$(.57)	$.61	$.06	$(.19)

Weighted average number of common shares and potential common shares outstanding:
—basic and diluted	16,446,842	16,446,842	16,446,842	16,540,392

The accompanying notes are an integral part of these consolidated financial statements.

MYR Group Inc.

Consolidated Statements of Stockholders' Equity

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)

(in thousands of dollars)				Retained Earnings (Accumulated Deficit)
Predecessor	Preferred Stock	Common Stock	Additional Paid-In Capital		Treasury Stock	Total
Balance at December 31, 2004	$—	$164	$138,063	$(17,824)	$—	$120,403
Net loss	—	—	—	(9,474)	—	(9,474)
Cash dividend/distribution	—	—	(4,387)	—	—	(4,387)
Noncash dividend/distribution	—	—	(2,647)	—	—	(2,647)
Income tax benefit related to stock compensation	—	—	1,124	—	—	1,124

Balance at December 31, 2005	—	164	132,153	(27,298)	—	105,019
Net income	—	—	—	10,018	—	10,018
Cash dividend/distribution	—	—	(6,034)	—	—	(6,034)
Noncash dividend/distribution, net	—	—	(1,850)	—	—	(1,850)
Purchase by management from FirstEnergy of common shares subject to redemption	—	(2)	(1,918)	—	—	— (1,920)
Income tax benefit related to stock compensation	—	—	230	—	—	230

Balance at November 30, 2006	$—	$162	$122,581	$(17,280)	$—	$105,463

Successor
Balance at December 1, 2006	$—	$162	$131,613	$—	$—	$131,775
Net income	—	—	—	933	—	933
Cash dividend/distribution from equity	—	—	(4,917)	—	—	(4,917)

Balance at December 31, 2006	—	162	126,696	933	—	127,791
Net loss	—	—	—	(3,202)	—	(3,202)
Cash dividend/distribution from equity	—	—	(41,010)	(7,361)	—	(48,371)
Purchase by management from ArcLight of common shares subject to redemption	—	(3)	(2,030)	—	—	(2,033)
Costs incurred on behalf of the Company by ArcLight	—	—	395	—	—	395
Issuance of common stock	—	178	214,783	—	—	214,961
Equity financing costs	—	—	(3,800)	—	—	(3,800)
Adjustment related to the common shares subject to redemption liability-to-equity modifcation	—	5	6,571	—	—	6,576
Purchase of treasury stock	—	—	—	—	(175,508)	(175,508)
Stock-based compensation expense related to awards	—	—	14,560	—	—	14,560
Employee stock option transactions	—	—	(433)	—	—	(433)

Balance at December 31, 2007	$—	$342	$315,732	$(9,630)	$(175,508)	$130,936

The accompanying notes are an integral part of these consolidated financial statements.

MYR Group Inc.

Consolidated Statements of Cash Flows

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)

	Predecessor		Successor
(in thousands of dollars)	Year Ended December 31, 2005	January 1 to November 30, 2006	December 1 to December 31, 2006	Year Ended December 31, 2007
Cash flows from operating activities
Net income (loss)	$(9,474)	$10,018	$933	$(3,202)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Depreciation	4,581	4,632	1,005	9,899
Amortization of intangible assets	306	280	115	769
Stock-based compensation expense related to awards	—	—	—	14,560
Adjustment related to the common shares subject to redemption liability-to-equity modification	—	—	—	4,039
Other non-cash items	43	114	13	718
Goodwill impairment	16,618	—	—	—
Deferred income taxes	(2,864)	(1,597)	(808)	(6,026)
Gain on sale of property and equipment	(855)	(434)	(10)	(768)
Loss on disposal of discontinued operations	1,356	—	—	—
Income tax benefit of stock compensation	1,124	—	—	—
Changes in operating assets and liabilities
Accounts receivable, net	(35,192)	17,916	(1,442)	(23,560)
Costs and estimated earnings in excess of billings on uncompleted contracts	(7,227)	(10,788)	6,744	(218)
Construction materials inventory	(13,103)	13,103	—	—
Receivable for insurance claims in excess of deductibles	—	2,542	(1,024)	1,858
Other assets	6,363	946	(1,520)	(4,084)
Accounts payable	17,296	(11,270)	1,830	3,534
Billings in excess of costs and estimated earnings on uncompleted contracts	25,681	(14,413)	(4,988)	13,241
Accrued self insurance	2,990	1,175	1,465	(864)
Other liabilities	13,765	3,376	4,018	6,797

Net cash flows provided by operating activities	21,408	15,600	6,331	16,693

Cash flows from investing activities
Proceeds from sale of property and equipment	1,284	498	12	950
Proceeds (payment) from sale of discontinued operations	3,238	—	—	(887)
Purchases of property and equipment	(5,302)	(12,482)	(1,331)	(26,085)

Net cash flows used in investing activities	(780)	(11,984)	(1,319)	(26,022)

Cash flows from financing activities
Proceeds on term loan	—	—	—	50,000
Repayments on term loan	—	—	—	(20,000)
Proceeds for issuance of common stock	—	—	—	214,961
Purchase of treasury stock	—	—	—	(175,508)
Employee stock option transactions	—	—	—	(433)
Equity financing costs	—	—	—	(1,002)
Debt issuance costs	—	(394)	—	(507)
Notes receivable from purchase of (payment for) common stock	—	(144)	—	142
Excess tax benefit from share-based payments	—	230	—	—
Dividends paid	(4,387)	(6,034)	(5,000)	(50,000)

Net cash flows (used in) provided by financing activities	(4,387)	(6,342)	(5,000)	17,653

Increase (decrease) in cash and cash equivalents	16,241	(2,726)	12	8,324
Cash and cash equivalents
Beginning of period	12,696	28,937	26,211	26,223

End of period	$28,937	$26,211	$26,223	$34,547

The accompanying notes are an integral part of these consolidated financial statements.

MYR Group Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

1. Organization and Business

        MYR Group Inc. (the "Company") consists of the following wholly owned subsidiaries: The L. E. Myers Co. a Delaware corporation; Hawkeye Construction Inc., an Oregon corporation; Harlan Electric Company, a Michigan corporation; Sturgeon Electric Company, Inc., a Michigan corporation; MYRcom, Inc., a Delaware corporation; ComTel Technology, Inc., a Colorado corporation; MYRpower, Inc., a Delaware corporation and Great Southwestern Construction, Inc., a Colorado corporation.

        As further discussed in Note 18, the Company sold Power Piping Company in March 2005.

        The Company performs construction services in two business segments: Transmission and Distribution ("T&D"), and Commercial and Industrial ("C&I"). T&D customers include more than 125 electric utilities, cooperatives and municipalities nationwide. The Company's broad range of services includes design, engineering, procurement, construction, upgrade, maintenance and repair services with a particular focus on construction, maintenance and repair throughout the continental United States. The Company also provides C&I electrical contracting services to facility owners and general contractors in the western United States.

2. Basis of Presentation and Acquisition of Common Stock by ArcLight

        On March 10, 2006, ArcLight Capital Partners, LLC ("ArcLight") through its subsidiary MYR Group Holdings LLC, purchased 60% of the outstanding shares of the common stock of the Company from FirstEnergy Corporation ("FirstEnergy") for $69,792 in cash, including transaction costs.

        On June 2, 2006, certain members of management exercised their stock purchase rights to purchase the Company's common stock from FirstEnergy. Management purchased 1.67% of the Company's outstanding common stock from FirstEnergy for $1,920, consisting of $1,766 in cash and $154 in debt. The management shares had certain rights that allow the shares to be sold back to the Company under certain conditions. As a result, such shares were presented as liabilities for balance sheet presentation purposes as of December 31, 2006. All other rights are the same as other outstanding common stock. Certain members of management borrowed an aggregate of $154 from the Company to finance the stock purchase. Notes receivable totaling $144 at December 31, 2006 were netted against the management shares subject to redemption recorded in current liabilities.

        On November 30, 2006, ArcLight, through its subsidiary MYR Group Holdings II, LLC, purchased the remaining 38.33% of the outstanding shares of the common stock of the Company from FirstEnergy for $57,654 in cash, including transaction costs.

        This transaction ("the Acquisition") was accounted for as a step acquisition using the purchase accounting method. Under the guidance of Staff Accounting Bulletin ("SAB") No. 54, Application of "Pushdown" Basis of Accounting in Financial Statement Subsidiaries Acquired by Purchase, ArcLight's basis in the net assets of the Company was "pushed down" to the Company as ArcLight's interest exceeded 95%. Therefore, the accompanying consolidated financial statements present separately the financial position, results of operations, cash flows and changes in stockholders' equity for the Company

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

2. Basis of Presentation and Acquisition of Common Stock by ArcLight (Continued)

on a "Successor" basis after November 30, 2006 (reflecting the Company's ownership by ArcLight and other controlling members) and on a "Predecessor" basis (without reflecting the Company's acquisition by ArcLight prior to November 30, 2006). The financial information of the Company has been separated by a vertical line on the face of the consolidated financial statements to identify the periods in which these different bases of accounting were applied.

        In summary, ArcLight and members of management acquired 100% of the predecessor company for a total consideration, including transaction costs, of $133,768. ArcLight's investment in the Company consisted of cash paid of $129,366 and their pro rata share of net earnings between March 10, 2006 and November 30, 2006 of $4,402. The excess amount of purchase price over the fair value of the assets acquired and liabilities assumed has been recorded to goodwill as of November 30, 2006. Factors that have contributed to the recognition of goodwill as a result of ArcLight's acquisition include the Company's ability to benefit from favorable long term growth trends in electricity consumption, its capacity to efficiently utilize its skilled workforce and the potential for operating improvements. The purchase price of the assets acquired and liabilities assumed as of November 30, 2006 was allocated based on fair values as follows:

2006
Current assets	$157,591
Property and equipment	39,195
Goodwill	46,599
Intangible assets	13,092
Other non-current assets	2,130
Current liabilities	(109,417)
Deferred income tax liabilities	(14,603)
Other non-current liabilities	(819)

$133,768

Management shares subject to redemption	$1,993
Additional paid-in capital	131,775

$133,768

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

2. Basis of Presentation and Acquisition of Common Stock by ArcLight (Continued)

        The following unaudited pro forma consolidated results of operations assume that the Acquisition and the related push down of the purchase accounting was completed as of January 1, for each of the years ended December 31, 2005 and 2006:

(amount in thousands, except share and per share data)	2005	2006
Pro forma contract revenues (Unaudited)	$508,700	$535,257
Pro forma income from continuing operations (Unaudited)	$4,718	$8,029
Pro forma net income per common share—basic and diluted (Unaudited)	$.29	$.49
Pro forma weighted average shares outstanding—basic and diluted (Unaudited)	16,446,842	16,446,842

        The unaudited pro forma results of operations for the periods prior to the Acquisition include the amortization of intangibles acquired, net of related income tax effects, and the additional depreciation expense, net of related income tax effects, resulting from the changes in the remaining useful lives and the step up to fair value of the related buildings and construction equipment. The historical results of operations for the year ended December 31, 2005 included an impairment charge of $16,618 which has been eliminated in the pro forma financial results based on the assumption that there would have been a fair value assessment of net assets at January 1, 2005 resulting in the elimination of the need for an impairment in 2005. Pro forma data may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor is it intended to be a projection of future results.

        On March 10, 2006, the Company declared a stock split of 1,000 to 1 increasing authorized shares of common stock to 150,000 and issued and outstanding shares of common stock to 100,000 shares.

        On December 13, 2007, the Company completed a stock split of approximately 164.47 common shares to one common share and a change in par value of its common stock from no par value to $0.01 per share. Additionally, on December 13, 2007, the Company amended its certificate of incorporation to authorize the issuance of 4,000,000 shares of preferred stock, having a par value of $0.01 per share. However, none of the preferred shares are currently issued or outstanding. The Company has retroactively adjusted all of the share information in the accompanying financial statements to give effect to the stock splits, the change in par value and the authorization of preferred shares.

        On December 20, 2007 and December 26, 2007, the Company completed a private placement offering (the "Offering") whereby 17,780,099 shares of common stock were sold for total proceeds of approximately $214,961 before equity financing expenses of approximately $3,800. The Company used the proceeds to repurchase 14,516,765 shares from ArcLight and certain members of management for a total cost of approximately $175,508. The remaining proceeds were used to repay $20,000 of the outstanding term loan and to fund current operations.

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

2. Basis of Presentation and Acquisition of Common Stock by ArcLight (Continued)

        In conjunction with the Offering, the Company incurred significant charges related to the Offering. Therefore, the Company has presented these expenses related to the Offering as a separate line item in the consolidated statement of operations for the year ended December 31, 2007. The following table details the major components of these expenses:

Offering related charges
Accelerated vesting of stock options, non-cash (Note 14)	$14,533
Adjustment related to common shares subject to redemption liability-to-equity modification, non-cash (Note 13)	4,039
Bonus related to tax burden associated with management shares (Note 13)	1,166
Executive management employment agreements (Note 12)	1,462
Management transaction bonus(1)	3,000
Pre-offering preparation expenses(2)	2,313

$26,513

    (1)
    The management transaction bonus represents amounts awarded to certain members of management upon the closing of the Offering.

    (2)
    The pre-offering preparation expenses are expenses incurred by the Company for the purpose of preparing necessary historical financial statements and related disclosures for the Offering. Such expenses included auditing and tax services, valuation services, and accounting and legal support services. These expenses have been accounted for as periodic operating costs and are exclusive of the $3,800 of equity financing expenses recorded in additional paid-in capital, as they are not directly related to the preparation of the Offering.

3. Summary of Significant Accounting Policies

Revenue Recognition

        Revenues from the Company's construction services are performed under fixed price, time-and-equipment, time-and-materials, unit price, and cost-plus-fee contracts.

        Revenues under long-term contracts are accounted for under the percentage-of-completion method of accounting in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Under the percentage-of-completion method, the Company estimates profit as the difference between total estimated revenue and total estimated cost of a contract and recognizes that profit over the contract term based on either input (e.g., costs incurred under the cost-to-cost

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

3. Summary of Significant Accounting Policies (Continued)

method which is typically used for development effort) or output (e.g., units delivered under the units-of-delivery method, which is used for production effort), as appropriate under the circumstances.

        For fixed price contracts, the Company uses the ratio of cost incurred to date on the contract (excluding uninstalled direct materials) to management's estimate of the contract's total cost, to determine the percentage of completion on each contract. This method is used as management considers expended costs to be the best available measure of progression of these contracts. Contract cost includes all direct material, subcontract and labor costs and those indirect costs related to contract performance, such as supplies, tool repairs and depreciation.

        The Company recognizes revenues from construction services with fees based on time and materials, unit prices, or cost-plus fee as the services are performed and amounts are earned also in accordance with SOP No. 81-1. Revenue on unit price contracts is recognized as units are completed, and on cost-plus-fee contracts as costs are incurred. The Company accounts for maintenance and repair services under the guidance of SOP No. 81-1 as the services provided relate to construction work.

        Contract costs incurred to date and expected total contract costs are continuously monitored during the term of the contract. Changes in job performance, job conditions, change orders and final contract settlements may result in revisions to the estimated profitability during the contract. These changes, which include contracts with estimated costs in excess of estimated revenues, are recognized in contract costs in the period in which the revisions are determined At the point the Company anticipates a loss on a contract, the Company estimates the ultimate loss through completion and recognizes that loss in period in which the possible loss was identified.

        The Company does not usually extend warranties to its customers. On occasion, the Company will provide warranties to customers. Typically, the warranty period does not exceed one year. Historically, warranty claims have not been significant to the Company.

Advertising

        Advertising costs are expensed when incurred. Advertising costs, included in selling, general and administration expenses totaled $277, $311, $33, and $340 for the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006, for the period from December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007, respectively.

Income Taxes

        Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax return purposes, and are measured using the enacted tax rates at which the resulting taxes are expected to be paid.

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

3. Summary of Significant Accounting Policies (Continued)

        The Company calculates its tax provision on a stand alone basis and has historically filed its own state tax returns. The Company was included in FirstEnergy's consolidated federal tax returns from 2001 to March 10, 2006. At the time of the Acquisition, the tax-sharing arrangement was dissolved and the Company no longer settles its federal income tax balances with FirstEnergy. Accordingly, the income tax receivable at December 31, 2005 of $2,647 and income tax payable at March 10, 2006 of $1,151 for the period January 1, 2006 to March 10, 2006 has been presented as a non-cash dividend distribution in the consolidated statements of stockholders' equity. Since March 11, 2006, the Company has filed its own consolidated federal tax return. As part of ArcLight's acquisition of the Company's common stock on March 10, 2006, FirstEnergy agreed to be responsible for all federal income tax claims against the Company that may arise from any prior year return, up to and including the March 10, 2006 federal income tax return.

        The Company adopted the provisions of FASB Interpretation ("FIN") No. 48, Accounting for Uncertainly in Income Taxes, on January 1, 2007. The adoption of FIN No. 48 did not have a material effect on the Company's financial statements. Interest and penalties related to income tax liabilities are included with income tax expense in the consolidated statement of operations.

Stock-Based Compensation

        Effective January 1, 2006 the Company accounts for stock-based compensation in accordance with SFAS No. 123R Share-Based Payment. SFAS No. 123R requires the measurement of compensation for stock-based awards based on the estimated fair values at the grant date for equity classified awards and the recognition of the related compensation expense over the appropriate vesting period and for liability classified awards based on the fair value of the award each period until settled with the recognition of the related compensation expense for the changes in the fair value prorated over the appropriate vesting period subject, if applicable, to performance conditions.

        Prior to the adoption of SFAS No. 123R, certain employees of the Company received stock options from its prior parent company, FirstEnergy. The Company followed the intrinsic value method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation costs were recognized in connection with the issuance of these options since the options were granted with an exercise price equal to the fair value at the date of grant. As all options granted were vested as of December 31, 2005, there was no unrecognized compensation costs related to unvested stock options granted prior to the adoption of SFAS No. 123R. Certain employees of the Company also received restricted stock awards from FirstEnergy. The shares were subject to forfeiture, restrictions on transfer and certain other conditions until the award vested. The awards vested over a three year period in equal monthly installments. Compensation expense was determined by FirstEnergy based on the market value of the shares on the acquisition date. This deferred compensation amount was amortized over the vesting period and reflected in the Company's statement of operations as non-cash compensation expense. As all stock based awards issued under the previous owner plans were fully vested at December 31, 2005 and the Company had not yet issued any new stock based awards as

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

3. Summary of Significant Accounting Policies (Continued)

of December 31, 2005, there were no transition adjustments associated with the adoption of SFAS No. 123R on January 1, 2006.

Earnings Per Share

        The Company calculates net income (loss) per common share in accordance with SFAS No. 128, Earnings per Share. Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding for the reporting period. Diluted earnings (loss) per share is computed similarly, except that it reflects the potential dilutive impact that would occur if dilutive securities were exercised into common shares. Potential common shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive or performance conditions are not met.

        The weighted average number of common shares used to compute basic and diluted net income (loss) per share for the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006, for the period from December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007 were as follows:

	Predecessor		Successor
	Year ended December 31,	January 1 to November 30,	December 1 to December 31,	Year ended December 31,
	2005	2006	2006	2007
Weighted average basic common shares outstanding	16,446,842	16,446,842	16,446,842	16,540,392
Assumed exercise of stock options	—	—	—	—

Weighted average diluted common shares outstanding	16,446,842	16,446,842	16,446,842	16,540,392

        For earnings per share calculation purposes, the Company has included the applicable management shares subject to redemption in the total number of basic common shares outstanding for each period presented.

        Although the Company has in-the-money stock options outstanding for the year ended December 31, 2007 that would have resulted in potential common shares for dilutive earnings per share purposes, the inclusion of those options in the denominator of the diluted earnings per share calculation is anti-dilutive due to the current year net loss from continuing operations recognized by the Company.

        In conjunction with the Offering, the Company issued 17,780,099 shares of common stock and repurchased 14,516,765 shares of common stock. The shares of common stock that were repurchased have been accounted for as treasury stock and are not included in the weighted average number of common shares outstanding as of December 31, 2007. Also during the year ended December 31, 2007, the Company issued an additional 2,635 shares of common stock upon the exercise of certain employee stock options.

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

3. Summary of Significant Accounting Policies (Continued)

Cash Equivalents

        The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2006 and 2007, the Company held the majority of its cash in highly liquid money market funds, whereby the Company has the ability to invest or withdraw any portion of its investment holdings on a daily basis without penalty.

Accounts Receivable

        The Company does not charge interest to its customers and carries its customer receivables at their face amounts, less an allowance for doubtful accounts. Included in accounts receivable are balances billed to customers pursuant to retainage provisions in certain contracts that are due upon completion of the contracts and acceptance by the customer. Based on the Company's experience in recent years, the majority of these balances at each balance sheet date are collected within twelve months.

        The Company grants credit, on a non-collateralized basis, with the exception of lien rights against the property in certain cases, to its customers and is subject to potential credit risk related to changes in business and overall economic activity. On a periodic basis, the Company analyzes specific accounts receivable balances, historical bad debts, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In the event that a customer balance is deemed to be uncollectible the account balance is written-off against the allowance for doubtful accounts.

Classification of Construction Contract related Assets and Liabilities

        Costs and estimated earnings in excess of billings on uncompleted contracts are presented as an asset in the accompanying consolidated balance sheet, and billings in excess of costs and estimated earnings on uncompleted contracts are presented as a liability in the accompanying consolidated balance sheet. The length of the Company's contracts vary, with some larger contracts exceeding one year. Consistent with industry practices, the Company includes in current assets and current liabilities amounts realizable and payable under contracts, which may extend beyond one year, however; the vast majority of these balances are settled within one year.

Construction Materials Inventory

        From time to time construction materials inventory is acquired for active projects under customer engineering, procurement and construction contracts. These inventories are stated at the lower of cost or market, as determined by the specific identification method.

Property and Equipment

        Property and equipment are carried at cost. Depreciation for buildings and improvements is computed using the straight-line method over estimated useful lives ranging from three years to

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

3. Summary of Significant Accounting Policies (Continued)

thirty-nine years. Depreciation for construction equipment is computed using the straight line method over estimated useful lives ranging from three years to fifteen years. Depreciation for office equipment is computed using the straight line method over the estimated useful lives ranging from three years to seven years. Major modifications or refurbishments which extend the useful life of the assets are capitalized and amortized over the adjusted remaining useful life of the assets. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed and any resulting gain or loss is recognized into income (loss) from operations. The cost of maintenance and repairs is charged to expense as incurred.

Impairment of Long-Lived Assets

        The Company assesses the impairment of its long-lived assets, including property and equipment, whenever economic events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Long-lived assets are considered to be impaired when the sum of the expected future undiscounted operating cash flows is less than the carrying amount of the related assets. No impairment charges were recorded during 2005, 2006, or 2007.

Goodwill and other Intangible Assets

        In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and other intangible assets with indefinite lives are not amortized. Intangible assets with finite lives are amortized on a pattern of estimated cash flow basis over their estimated useful lives or straight line if a pattern cannot be determined. The Company tests goodwill and other intangible assets with indefinite lives for impairment on an annual basis, or when circumstances change, such as a significant adverse change in the business climate or the decision to sell a business, that would indicate that an impairment may have occurred. The Company applies the two step process in accordance with SFAS No. 142 in the evaluation of goodwill impairment. The first step involves a comparison of the fair value of the reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. If the carrying value of goodwill exceeds its implied fair value, an impairment charge is recorded in the statement of operations. As part of the business valuation associated with the ArcLight acquisition, subsequent to the December 31, 2005 balance sheet date but before the consolidated financial statements were issued for the year ended December 31, 2005, it was determined that an impairment had occurred at December 31, 2005. Based on the second step comparison of the fair value to the restated carrying value, the impairment loss of $16,618 was recorded by the T&D and C&I reporting units of $12,420 and $4,198, respectively.

        The Company determined the fair values of the trademark, customer relationships and backlog acquired in connection with the ArcLight acquisition. The fair value models used the income approach, which values assets based upon associated estimated discounted cash flows, and the cost approach, which values assets based upon their reproduction or replacement costs.

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

3. Summary of Significant Accounting Policies (Continued)

        The fair value of trademarks was determined using a relief from royalty analysis under the cost approach. Fair royalty rates were estimated and adjusted to incorporate a discount rate based upon the market participant's weighted-average cost of capital ("WACC"), approximately 16.7% at the date of the Acquisition, and a premium to account for uncertainty in the sales projections from which the fair royalty rate estimates were derived. The discounted cash flows associated with future royalty payments were used to estimate the value of the trademarks.

        The fair value of customer relationships was determined using the excess earnings method under the income approach. Forecasts of the customer base at the time of acquisition were used to estimate rates of attrition, selling and marketing costs related to new customers, and a discount rate, all three of which were used to estimate annual net operating income. Annual net operating income was adjusted for contributory charges, risks associated with the underlying customers, and to incorporate a discount rate based upon the market participant's WACC to estimate the present value of cash flows associated with the customer relationships.

        The fair value of the Company's backlog was estimated using the expected margins and backlog fulfillment costs. These earnings associated with the backlog were adjusted assuming a six month useful life and a discount rate based upon the market participant's WACC to estimate the value of the backlog. The Company also tests annually for impairment of indefinite-lived intangible assets by comparing the estimated fair value to the carrying value of the assets.

Fair Value of Financial Instruments

        The carrying value of cash and cash equivalents, accounts receivable and payable, accrued liabilities, and other assets and liabilities approximates fair value due to the short maturities of these instruments.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains substantially all of its cash and cash equivalent balances with large bank institutions which are believed to be high quality financial institutions. The Company issues credit without collateral to its customers. Management believes the credit risk is limited due to the high credit quality of its customer base.

        The Company's top ten customers accounted for approximately 44%, 43%, 52%, and 46% of revenues for the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006, for the period from December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007, respectively. One customer accounted for 14%, 12%, 11.6%, and 11% of revenues for the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006, for the period from December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007, respectively. These revenues are all included in the T&D segment. No other customers accounted for

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

3. Summary of Significant Accounting Policies (Continued)

more than 10% of consolidated revenues for the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006, for the period from December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007, or of accounts receivable at December 31, 2006 and 2007.

Insurance

        The Company has a self-insured retention for the following policies: workers' compensation, general liability and automobile liability. The Company's deductible for each line of coverage is the first $1,000 per claim up to the claim aggregate amount as defined per each policy. The claim aggregate for each policy is calculated as the cumulative excess over the first $500 of each claim incurred, up to the deductible amount per claim. The claim aggregate amount for each policy is as follows: $1,500 for workers' compensation, $1,500 for general liability and $1,000 for automobile liability. Once a policy's claim aggregate is reached per line of coverage, the deductible for that policy is reduced to $500 per claim.

        Health insurance benefits are subject to a $100 deductible for qualified individuals. Losses up to the stop loss amounts are accrued based upon the Company's estimates of the ultimate liability for claims reported and an estimate of claims incurred but not yet reported.

        Self insurance expense from continuing operations, including premiums, for workers' compensation, general liability, automobile liability and employee health benefits for the year ended December 31, 2005, the period from January 1, 2006 to November 30, 2006, the period from December 1, 2006 to December 31, 2006, and the year ended December 31, 2007 was, $16,358, $16,734, $1,418 and $17,530, respectively.

        The insurance accruals are based on known facts, actuarial estimates and historical trends. While recorded accruals are based on the ultimate liability, which includes amounts in excess of the stop loss deductible, a corresponding receivable for amounts in excess of the stop loss deductible are recorded in the accompanying consolidated balance sheets.

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

3. Summary of Significant Accounting Policies (Continued)

Supplemental Cash Flows

        Supplemental disclosures of cash flow information for the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006, for the period from December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007 are as follows:

	Predecessor		Successor
	Year ended December 31,	January 1 to November 30,	December 1 to December 31,	Year ended December 31,
	2005	2006	2006	2007
Cash paid during the period for:
Income taxes	$988	$3,834	$4,558	$8,679
Interest expense	18	299	41	1,694
Noncash investing activities:
Sale of discontinued operations for note receivable	500	—	—	—
Acquisition of property and equipment for which payment is pending	—	—	—	2,086
Settlement of note receivable from sale of discontinued operations	—	—	—	(2,501)
Settlement of receivable due from FirstEnergy	—	—	—	(714)
Settlement of margin guarantee on discontinued operations	—	—	—	4,088
Noncash financing activities:
Deemed dividend (contribution) in lieu of settlement of income tax balances with FirstEnergy	2,647	(1,151)	—	—
Deemed dividend to be paid to FirstEnergy upon collection of notes receivable from sale of discontinued operations	—	3,001	—	—

Consolidation

        The accompanying consolidated financial statements include the results of operations of the Company and its subsidiaries. Significant intercompany transactions and balances have been eliminated.

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

3. Summary of Significant Accounting Policies (Continued)

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

        The most significant estimates are accounts receivable reserve, estimates to complete on contracts, self-insurance reserves, valuation allowance on deferred taxes and recoverability of goodwill and intangibles.

Recently Issued Accounting Pronouncements

        In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140. SFAS No. 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with SFAS No. 133. SFAS No. 155 allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 on January 1, 2007 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes methods used to measure fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal periods. In February 2008, the FASB issued FASB Staff Position No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, ("FSP FAS 157-1") and FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 ("FSP FAS 157-2"). FSP FAS 157-1 clarifies the FASB position that SFAS No. 157 does not apply to the various accounting pronouncements that address fair value measurements of leases, with the exception of assets acquired and liabilities assumed in a business combination that would be subject to measurement requirements under SFAS 141 or SFAS 141R. FSP FAS 157-1 is effective upon the adoption of SFAS No. 157. FSP FAS 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for all nonfinancial assets and nonfinancial liabilities. The adoption of SFAS No. 157, FSP FAS 157-1 and FSP FAS 157-2 on January 1, 2009 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

3. Summary of Significant Accounting Policies (Continued)

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure at fair value many financial instruments and certain other items at fair value that are not currently required to be measured. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 on January 1, 2008 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

        In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations. SFAS No. 141R will require an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141R on January 1, 2009 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

        Also, in December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. SFAS No. 160 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS No. 160 on January 1, 2009 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

4. Accounts Receivable

        Accounts receivable consisted of the following at December 31, 2006 and 2007:

	Successor
	2006	2007
Contract receivables	$64,484	$83,855
Contract retainages	12,413	16,320
Other	86	608

	76,983	100,783
Less: Allowance for doubtful accounts	(973)	(1,213)

	$76,010	$99,570

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

4. Accounts Receivable (Continued)

        The allowance for doubtful accounts for the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006, for the period from December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007 were as follows:

	Predecessor		Successor
	Year Ended December 31,	January 1 to November 30,	December 1 to December 31,	Year Ended December 31,
	2005	2006	2006	2007
Balance at beginning of period	$(942)	$(1,190)	$(1,053)	$(973)
Provision for allowances	(499)	23	—	(272)
Write offs, net of recoveries	251	114	80	32

Balance at end of period	$(1,190)	$(1,053)	$(973)	$(1,213)

5. Contracts in Process

        The net asset (liability) position for contracts in process consisted of the following at December 31, 2006 and 2007:

	Successor
	2006	2007
Cost incurred on uncompleted contracts	$637,179	$772,454
Estimated earnings	70,033	86,515

	707,212	858,969
Less: Billings to date	702,218	866,998

	$4,994	$(8,029)

        The net asset (liability) position for contracts in process is included in the accompanying consolidated balance sheets as follows at December 31, 2006 and 2007:

	Successor
	2006	2007
Costs and estimated earnings in excess of billings on uncompleted contracts	$27,633	$27,851
Billings in excess of costs and estimated earnings on uncompleted contracts	(22,639)	(35,880)

	$4,994	$(8,029)

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

6. Property and Equipment

        Property and equipment consisted of the following at December 31, 2006 and 2007:

		Successor
	Estimated Useful Life in Years
		2006	2007
Land	—	$4,009	$4,907
Buildings and improvements	3-39	7,711	8,115
Construction equipment	3-15	28,040	54,132
Office equipment	3-7	764	1,246

		40,524	68,400
Less: Accumulated depreciation		(1,005)	(10,791)

		$39,519	$57,609

        Depreciation expense of property and equipment for the year ended December 31, 2005, for the period January 1, 2006 to November 30, 2006, for the period December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007 were $4,581, $4,632, $1,005, and $9,899, respectively.

        In September 2007, the Company acquired a new parcel of land for approximately $900. The Company is building a new facility in the Salt Lake City, Utah area with an estimated completion date in the first half of 2008.

7. Goodwill and Intangible Assets

        Goodwill and intangible assets consisted of the following at December 31, 2006 and 2007:

	Successor
	2006			2007
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Goodwill
T&D	$40,042	$—	$40,042	$40,042	$—	$40,042
C&I	6,557	—	6,557	6,557	—	$6,557
Amortizable Intangible Assets
Backlog	521	87	434	434	434	—
Customer relationships	4,015	28	3,987	3,987	335	3,652
Indefinite-lived intangible assets
Trade names	8,556	—	8,556	8,556	—	8,556

	$59,691	$115	$59,576	$59,576	$769	$58,807

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

7. Goodwill and Intangible Assets (Continued)

        In recording the assets acquired in the Acquisition, the goodwill and intangibles increased over their carrying values by $14,544 and $5,318, respectively. The increase in the fair value of the specific intangible assets were as follows: backlog of $521, customer relationships of $2,504, and trademarks of $2,293. There is no goodwill deduction for tax purposes.

        Backlog and customer relationships are amortized over an estimated useful life of 0.5 and 12 years, respectively, and both assets have been determined to have no residual values. Trade names have been determined to have indefinite lives and therefore are not being amortized. Intangible asset amortization expense for the year ended December 31, 2005, for the period January 1, 2006 to November 30, 2006, for the period from December 1 to December 31, 2006, and for the year ended December 31, 2007 was $306, $280, $115, and $769, respectively. Intangible asset amortization expense for the years subsequent to December 31, 2007 is expected to be $335 for each of the years in the period from 2008 to 2012, and $1,977 thereafter.

8. Accrued Liabilities

        Accrued liabilities consisted of the following at December 31, 2006 and 2007:

	Successor
	2006	2007
Payroll and incentive compensation	$7,189	$14,507
Union dues and benefits	4,586	4,441
Construction material costs	2,929	—
Note payable to FirstEnergy	3,001	2,976
Margin guarantee on discontinued operations (Note 12)	4,088	—
Profit sharing and thrift plan	2,725	2,645
Taxes, other than income taxes	2,491	2,594
Offering costs	—	2,798
Executive management employment agreements (Note 12)	—	1,462
Other	5,756	6,215

	$32,765	$37,638

        The Offering costs accrual includes our best estimate of the total fees expected to be incurred to complete the S-1 Registration Statement as required by the Offering. To the extent actual fees incurred are different, an adjustment to additional paid in capital will be recorded.

9. Credit Agreements

        On August 31, 2007, the Company entered into a new five year syndicated credit agreement ("2007 Credit Agreement") for an initial facility of $125,000 providing $75,000 for revolving loans and letters of credit and $50,000 for term loans. This agreement replaced the 2006 Credit Agreement that

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

9. Credit Agreements (Continued)

provided for only revolving loans and letters of credit. Upon the execution of the 2007 Credit Agreement, the Company borrowed $50,000 under the term loan facility. This credit agreement is collateralized by substantially all of the assets of the Company.

        In accordance with the terms of the agreement, the Company has the ability to increase the revolving or term loan portions of the facility up to an aggregate of $175,000 in minimum increments of $5,000, subject to banking syndication approval. In addition, the Company has the ability to decrease the revolving commitments at any time in minimum decrements of $1,000. Company borrowings under this 2007 Credit Agreement are charged interest at the Alternate Base Rate which is the greater of either the Prime Rate or the Federal Funds rate plus 0.5% and an additional 0.0% to 0.25% based on the Company's leverage ratio or LIBOR plus 1.0% to 1.75% based on the Company's leverage ratio. Upon the execution of the 2007 Credit Agreement, the Company borrowed $50,000 under the term loan facility. In conjunction with the Offering, the Company repaid $20,000 of the term loan and renegotiated the repayment terms to remove the quarterly repayment schedule. The entire term loan is due on August 31, 2012. At December 31, 2007, the Company has $30,000 outstanding under the term loan at an interest rate of 6.125% and $27,000 of letters of credit outstanding under the revolving portion of the facility at an interest fee rate of 1.375%. The Company has $48,000 available under the remaining Credit Agreement at December 31, 2007.

        The 2007 Credit Agreement is guaranteed by certain material subsidiaries of the Company ("Guarantor Subsidiaries"). The Guarantor Subsidiaries are all 100% owned subsidiaries and are composed of the following entities: Harlan Electric Company, The L. E. Myers Co., Hawkeye Construction, Inc., Sturgeon Electric Company, Inc., and Great Southwestern Construction, Inc. All non-guarantor subsidiaries are considered immaterial to the Company. The guarantees are full, unconditional, joint and several. There are no restrictions on the subsidiary guarantees and the parent company does not own independent assets or operations. The Company is subject to certain financial covenants, a leveraged debt ratio and a minimum interest coverage test, under the Agreement and is in compliance at December 31, 2007. The 2007 Credit Agreement also includes other specific limits or restrictions on additional indebtedness, liens and capital expenditure activity.

        Prior to the 2007 Credit Agreement, the Company had a four year syndicated credit arrangement ("2006 Credit Agreement") that provided for an initial facility of $75,000 available for revolving loans or letters of credit. In accordance with the terms of the agreement, the Company had the ability to increase the facility to $100,000 or decrease the facility in minimum increments of $1,000. Company borrowings under this agreement are charged interest at the Alternate Base Rate which is the greater of either the Prime Rate or the Federal Funds rate plus 0.5% and an additional 0.0% to 0.5% based on the Company's leverage ratio or LIBOR plus 1.25% to 2.0% based on the Company's leverage ratio. There were no borrowings under this agreement during 2006. Rates charged for letters of credit include a fixed fee of 0.125% plus 1.25% to 2.0% based on the Company's leverage ratio. Finally, there was a commitment fee for the unused portion of the facility ranging from 0.2% to 0.375% based on the Company's leverage ratio. This credit agreement was collateralized by substantially all of the assets of the Company.

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

10. Income Taxes

        The income tax provision (benefit) from continuing operations consisted of the following for the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006, for the period from December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007:

	Predecessor		Successor
	Year Ended December 31,	January 1 to November 30,	December 1 to December 31,	Year Ended December 31,
	2005	2006	2006	2007
Current
Federal	$8,192	$6,550	$1,212	$3,909
State	1,296	1,854	337	2,053

	9,488	8,404	1,549	5,962
Deferred
Federal	(2,434)	(1,357)	(687)	(4,542)
State	(430)	(240)	(121)	(1,484)

	(2,864)	(1,597)	(808)	(6,026)

	$6,624	$6,807	$741	$(64)

        The differences between the U.S. federal statutory tax rates and the Company's effective rates for continuing operations for the years ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006, for the period from December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007 are as follows:

	Predecessor		Successor
	Year Ended December 31,	January 1 to November 30,	December 1 to December 31,	Year Ended December 31,
	2005	2006	2006	2007
U.S. federal statutory rate	(35.0)%	35.0%	35.0%	(35.0)%
State income taxes, net of U.S. federal income tax expense	(6.0)	6.0	6.0	(6.2)
Deferred tax adjustments, net	0.0	0.0	0.0	8.6
Domestic production/manufacturing deduction	(4.2)	(1.1)	(1.0)	(6.4)
Goodwill impairment	343.0	0.0	0.0	0.0
OSHA claim and legal fees	12.5	0.0	0.0	0.0
Non-deductible meals and entertainment	7.5	0.8	0.8	4.5
Non-deductible permanent items	20.1	0.0	0.0	0.0
Non-deductible compensation expense related to common shares subject to redemption	0.0	0.2	0.3	30.3
Other, net	(4.4)	(0.4)	3.2	2.2

	333.5%	40.5%	44.3%	(2.0)%

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

10. Income Taxes (Continued)

        The Company is subject to taxation in various jurisdictions. The Company continues to remain subject to examination by U.S. federal authorities for the years 2004 through 2006 and for various state authorities for the years 2003 through 2006. As part of the March 10, 2006 acquisition of the Company by ArcLight, the Company's former parent, FirstEnergy, has agreed to assume any federal tax liabilities prior to the acquisition date.

        The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company's financial statements. The total amount of unrecognized tax benefits as of the date of adoption was $643, which includes an accrual of $30 for interest and penalties related to these unrecognized tax benefits in income tax liabilities. If recognized, the entire amount would favorably impact the effective tax rate in future periods. Interest and penalties related to income tax liabilities are included with income tax expense in the consolidated statement of operations.

        A reconciliation of the beginning and ending liabilities for unrecognized tax benefits (which excludes interest and penalties) is as follows:

Balance at January 1, 2007	$613
Gross increases in current period tax positions	121
Gross increases in prior period tax positions	—
Gross decreases in prior period tax positions	(171)
Lapse of applicable statutes of limitations	—
Settlements with taxing authorities	—

Balance at December 31, 2007	$563

        The current amount of interest and penalties charged to income tax expense in 2007 was $95.

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

10. Income Taxes (Continued)

        The net deferred tax assets and (liabilities) arising from temporary differences at December 31, 2006 and 2007 are as follows:

	2006	2007
Deferred income tax assets:
Self insurance reserves	$8,047	$8,343
Contract loss reserves	1,789	83
Stock based awards	—	5,739
Other	1,330	1,684

Total deferred income tax assets	11,166	15,849

Deferred income tax liabilities:
Property and equipment—tax over book depreciation	(8,599)	(9,278)
Intangible assets—tax over book amortization	(5,161)	(5,006)
Other	(1,984)	(117)

Total deferred income tax liabilities	(15,744)	(14,401)

Net deferred income taxes	$(4,578)	$1,448

	The balance sheet classification of deferred income taxes is as follows:
Current deferred income tax assets	$9,692	$10,110
Non-current deferred income tax liabilities	(14,270)	(8,662)

	$(4,578)	$1,448

        The Company expects to realize the net deferred tax asset for book purposes as the Company has adequate prior year book income and thus no valuation allowance has been provided.

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

11. Related Party Transactions

        In connection with certain construction services provided to the prior owner, FirstEnergy, there were accounts receivables of $125 as of December 31, 2006. Total revenue recognized by the Company for services provided to FirstEnergy for the year ended December 31, 2005, and for the period from January 1, 2006 to November 30, 2006, were $39,932, and $17,121, respectively. The related direct costs of providing these services were $35,371, and $15,281, respectively.

        In June 2006, certain members of management exercised their stock purchase rights options. Certain of these members of management borrowed $154 from the Company in order to purchase the common shares. Each loan was due by March 15, 2007 with 8% interest payments due on September 15, 2006, December 15, 2006 and March 15, 2007. The outstanding balances on these loans at December 31, 2006 of $144 were recorded within the management shares liability balance. Substantially all outstanding balances on these loans were paid during 2007. The remaining balance of $2 has been recorded as a reduction to stockholders' equity as of December 31, 2007.

        The consolidated financial statements for the year ended December 31, 2007 include legal costs of $395 incurred by ArcLight, its former Parent, on behalf of the Company. These costs have been included in the Company's selling, general and administrative expenses and as a contribution to capital by ArcLight.

12. Commitments and Contingencies

Letters of Credit

        At December 31, 2006 and 2007, the Company had outstanding irrevocable standby letters of credit totaling $17,610, and $15,000, respectively, related to the Company's payment obligation under its insurance programs.

        On July 12, 2006, the Company issued an irrevocable standby letter of credit for $12,000 to their bonding company, which remains outstanding at December 31, 2007. The bonding company required the Company to post letters of credit as collateral to guarantee performance under the various contracts and to ensure payment to suppliers and subcontractors of the Company. Prior to the 2006 Credit Agreement, the Company obtained irrevocable standby letters of credit for payment obligations under the previous owner's credit facility and a guarantee issued by the former owner for performance bonds.

Leases

        The Company also leases real estate and construction equipment under operating leases with terms ranging from one to five years. Future minimum lease payments for these operating leases subsequent to December 31, 2007 are $10,746 in 2008, $8,025 in 2009, $5,604 in 2010, $2,693 in 2011, $757 in 2012 and $192 thereafter.

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

12. Commitments and Contingencies (Continued)

        The Company has guaranteed the residual value of the underlying assets under certain equipment operating leases at the date of termination of such leases. The Company has agreed to pay any differences between this residual value and the fair market value of each underlying asset as of the lease termination date. As of December 31, 2006, the maximum guaranteed residual value was approximately $4.8 million. As of December 31, 2007, the maximum guaranteed residual value was approximately $4.2 million. The Company does not believe that significant payments will be made as a result of the difference between the fair market value of the leased equipment and the guaranteed residual value. However, there can be no assurance that future payments will not be required.

        Total rent expense for the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006, for the period from December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007, was $30,438, $25,348, $2,134, and $31,003, respectively.

Employment Agreements

        In conjunction with the Offering, the Company entered into employment agreements with six executive officers (each an "Employment Agreement"). Under each Employment Agreement, the named executive officer is eligible to receive base salary, an annual target bonus equal to 50%-55% of the executive's base salary, use of a company car and gas card or a car allowance in accordance with the Company's policy, and is eligible to participate in all incentive, savings, profit sharing, retirement and welfare benefit plans, policies and arrangements applicable generally to our other similarly-situated executive officers. Subject to prior notice, each Employment Agreement automatically renews annually for an additional one-year term following an initial term of 3 years. Each Employment Agreement contains non-competition covenants restricting the ability of the name executive officer from competing with us, soliciting our clients or recruiting our employees during the term of his employment and for a period of one year thereafter, as well as prohibiting him from disclosing confidential information and trade secrets of the Company.

        The Employment Agreements generally terminate upon a named executive officer's (a) death, (b) disability, (c) termination for "cause" or without "good reason" (as both as defined in the Employment Agreements), (d) termination without cause or for good reason or (e) termination without cause or for good reason following a "change of control" (as defined in the Employment Agreements). If termination results from any of the foregoing, each named executive officer would be entitled to all compensation earned and all benefits and reimbursements due through the date of termination. As of December 31, 2007, the Company has recorded a contingent termination payment liability of approximately $1,462 related to the Employment Agreements which is included in other current liabilities in the consolidated balance sheet. While the ultimate liability upon termination varies based upon the circumstances related to the termination, the Company has recorded the amount the named executive officers have full eligibility to receive under the Employment Agreement if they terminate employment without cause or for good reason at any time. As of December 31, 2007, no named executive officer had exercised that right.

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

12. Commitments and Contingencies (Continued)

Litigation and Other Legal Matters

        In 2005, one of the Company's subsidiaries was convicted of a criminal misdemeanor for a violation of certain Occupational Safety and Health Administration, or OSHA, safety regulations that occurred in 1999. The Company was assessed a fine of $500, which is included in contract costs in the consolidated statement of operations for the year ended December 31, 2005. The Company paid the $500 fine in 2005. The subsidiary was sentenced to a three-year probation period, as currently in effect, which ends December 8, 2008. The Company believes that it is in compliance with the terms of the probation. The Company has appealed this decision, but cannot predict whether the appeal will be successful. The conviction and subsequent probation have not had a material impact on the subsidiary or on the Company generally and we do not believe either will have a material adverse effect on the Company or the subsidiary in the future.

        The Company is from time to time party to various lawsuits, claims, and other legal proceedings that arise in the ordinary course of business. These actions typically seek among other things, compensation for alleged personal injury, breach of contract and/or property damages, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. With respect to all such lawsuits, claims and proceedings, the Company records reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company does not believe that any of these proceedings, separately or in the aggregate, would be expected to have a material adverse effect on the Company's financial position, results of operation or cash flows.

Guarantee Obligations

        The Company guaranteed a minimum profit margin on selected customer contracts related to the sale of a subsidiary. At December 31, 2006, the liability for uncompleted contracts from the sale was $4,088. This was included within current liabilities as the Company expected these contracts to be fully completed within the next 12 months. As part of the March 10, 2006 acquisition by ArcLight, FirstEnergy has agreed to be responsible for any future charges associated with the margin guarantee. The resulting increase in the margin guarantee subsequent to March 10, 2006 of $714 due from FirstEnergy has been recorded in other current assets of the consolidated balance sheet as of December 31, 2006. During 2007, all obligations of the Company arising from the margin guarantee were settled for a payment of $887. The settlement transaction eliminated the $4,088 liability, the $2,501 note receivable from the sale of the subsidiary and the $714 receivable due from FirstEnergy, resulting in an additional expense of $14, included in selling, general, and administrative expenses.

13. Stockholders' Equity

        In connection with the Acquisition, FirstEnergy, ArcLight and the Company entered into a principal stockholders agreement that provided certain members of management the right to purchase up to 368,244 common shares of the Company's stock by June 2, 2006 at the same price as ArcLight purchased common stock on March 10, 2006 from FirstEnergy. Certain members of management

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

13. Stockholders' Equity (Continued)

exercised their rights on or before May 31, 2006 and executed the management stockholders agreement. FirstEnergy sold a total of 274,675 shares of previously issued and outstanding common shares for $6.99 per share on May 31, 2006.

        In June 2007, ArcLight offered certain members of management the right to purchase up to 263,149 shares of the Company's common stock by July 31, 2007 under terms of the management stockholders' agreement. In July 2007, ArcLight sold a total of 261,176 shares of previously issued and outstanding common shares at an average price of $7.78.

        The management stockholders agreement, prior to amendment in conjunction with the Offering, provided stockholders with certain rights and obligations relating to the transfer of shares, right of first refusal, piggyback registration rights, drag along rights, and redemption rights. Shares could not be transferred except to an affiliate of a management stockholder (the individual's estate, trust and family members) and the affiliate became bound by the terms of the agreement. In case of an impending transfer, ArcLight had right of first refusal (for a period of 30 days) at the same terms offered. If the offer was not accepted by ArcLight, the management stockholder could offer the shares to the Company at the same terms (also for a period of 30 days). In the event neither ArcLight, nor the Company accepted the offer, the offering stockholder may transfer their shares at a price and terms no more favorable than the original offer. Should the Company choose to register any of its shares under Rule 144a or in an initial public offering prior to March 10, 2016, each management stockholder would be provided written notice thereof. At the stockholder's option and upon a written request delivered to the Company, the stockholders could piggyback their shares for inclusion in the registration statement. In the event that ArcLight decided to sell or exchange all shares collectively held by ArcLight in an arm's-length transaction, the management stockholders could be required, under the drag along rights provision, to deliver their shares to the purchasing party at the same price and terms applicable to ArcLight. If the sale did not result in at least an 8% per annum rate of return on the aggregate amount paid by the stockholders to acquire such shares, as adjusted (see below for details), the Company was required to pay to the stockholders an amount equal to the difference between the sale price and the 8% per annum return.

        The redemption rights provided these stockholders an 8% annual rate of return on the aggregate amount paid adjusted for the present value of any dividends or other distributions on these shares. Until the sale by ArcLight of all its shares, if an employee was terminated for any reason, the stockholder would be required to sell their shares to the Company and would be entitled to an 8% annual return, as adjusted regardless of changes in the common stock fair market value. On or after the sale of ArcLight of all its shares, if an employee was terminated for any reason, the stockholder would be required to sell their shares to the Company and would be entitled to the greater of the fair market value of the shares or an 8% annual return, as adjusted. These shares have been issued to management under terms not present in a traditional company-stockholder relationship. As these shares have characteristics of an employee stock based arrangement, the Company applied the classification and expense recognition provisions of SFAS No. 123R. There existed only minimal risk

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

13. Stockholders' Equity (Continued)

and rewards normally associated with equity share ownership and under the redemption feature these stockholders were only entitled to the aggregate amount paid and the specified annual rate of return, as adjusted. With limited risk and rewards associated with equity ownership the Company classified these shares as management shares subject to redemption in the current liabilities section of the balance sheet. While the shares did not accrue compensation expense associated with the stock price, the redemption feature did provide the management stockholder an 8% annual rate of return, as adjusted. For the aggregate amount paid for these shares of $3,953, the Company imputed an 8% rate of return for the period January 1, 2006 to November 30, 2006, for the period December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007, and recorded compensation expense of $73, $13, and $212, respectively. Adjustments for dividends and other distributions on these shares for 2006 and 2007 totaled $83 and $1,629, respectively. As of December 31, 2006, the liability related to management shares, net of the reclassification of notes receivable related to the purchase of management shares of $144, totaled $1,779.

        During 2007, in conjunction with the Offering, the management stockholders agreement was amended to eliminate the 8% annual rate of return provision, as well as the Company's obligation to repurchase the shares outstanding. As a result of the amendment, the Company adjusted the liability related to management shares subject to redemption to stockholders' equity in the consolidated balance sheet. This adjustment was treated as a modification of an award under SFAS No. 123R, whereby the Company changed the classification of the management shares subject to redemption from a liability-classified award to an equity-classified award. The Company recognized compensation expense for the increase in fair value of the modified award of approximately $4,039 over the recorded redemption liability amount immediately prior to the modification and reclassified the amount to stockholders' equity. The fair value of the shares after modification was based upon the $13 per share value of the Company's stock at that date, less a 5% liquidity discount for the shares. Additionally, a discretionary bonus of $1,166 for certain members of management has been recorded at December 31, 2007 to cover the individual tax obligations associated with the purchase in 2007 of these management shares. The compensation expense related to the modification and the related discretionary bonus are reflected as a component of Offering related charges in the consolidated statement of operations for the year ended December 31, 2007.

        On December 13, 2007, the Company completed a stock split of approximately 164.47 common shares to one common share and a change in par value of its common stock from no par value to $0.01 per share. Additionally, on December 13, 2007, the Company amended its certificate of incorporation to authorize the issuance of 4,000,000 shares of preferred stock, having a par value of $0.01 per share. As of December 31, 2007, none of the preferred shares are currently issued or outstanding.

        On December 20, 2007 and December 26, 2007, the Company completed the "Offering" whereby 17,780,099 shares of common stock were sold for total proceeds of approximately $214,961 before equity financing expenses of approximately $3,800. The Company used the proceeds to repurchase

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

13. Stockholders' Equity (Continued)

14,516,765 shares from ArcLight and certain members of management for a total cost of approximately $175,508. The repurchased shares are held in treasury stock by the Company as of December 31, 2007.

14. Stock Option Plans

        On March 10, 2006 the Board of Directors approved the 2006 Stock Option Plan (the "2006 Plan") for the Company. The 2006 Plan permits the granting of 1,827,407 shares to officers and employees of the Company. Shares delivered upon the exercise of options granted under the Plan may be (1) authorized but unissued Shares or (2) previously issued Shares reacquired by the Company by private purchase or redemption. Option awards are granted with the intent that the exercise price equal the market price at the date of grant, as determined by the Board of Directors. In the event of a change in the Company's share structure by reason of stock split, recapitalization, rights offering or dividends, the number of option shares or exercise price shall be appropriately adjusted to prevent substantial dilution or enlargement on outstanding option awards in such manner as the Board of Directors, in its sole direction, may deem equitable. The stock options granted under the 2006 Plan normally vest over a three year period, contain performance conditions, expire ten years from the date of grant if not previously exercised, and were subject to the same management stockholders agreement provisions as discussed in Note 13.

        On June 10, 2006, the Company granted 1,420,226 options to officers and employees at an initial exercise price of $6.99 which was subsequently adjusted to $6.69 to account for the dilutive effect of the $0.30 a share cash dividend declared on December 22, 2006. At December 31, 2006, 414,912 options remained available for grant under the 2006 Plan. The original $6.99 option price was set at the initial purchase price paid by ArcLight for their 60% interest acquired from FirstEnergy on March 10, 2006. It was anticipated that stock options would be issued as quickly as practical after closing. These options vest over a three year period as of each anniversary date at a rate of 25%, 37.5%, and 37.5%, respectively. In addition, these options contained performance conditions based on the achievement of various annualized Internal Rates of Return ("IRR") levels to ArcLight, the purchaser of the equity investment in the Company (refer to Note 2).

        As of November 30, 2006 and December 31, 2006, the Company assessed the probability of meeting the performance conditions at 0%. As such, for the period from January 1, 2006 to November 30, 2006, and for the period from December 1, 2006 to December 31, 2006, no stock based compensation costs were recorded in accordance with SFAS No. 123R.

        On August 31, 2007, the Company's Board of Directors, in accordance with provisions provided in the 2006 Stock Option Agreement, lowered the exercise price of the June 2006 option grants from $6.69 a share to $3.65 a share to prevent the dilutive effect of the $3.04 a share cash dividend declared on the same date.

        In connection with the Offering, the Company modified the outstanding stock option awards granted under the 2006 Plan by accelerating the vesting of the awards to 100%. As a result, the

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

14. Stock Option Plans (Continued)

Company recorded an additional stock compensation expense of approximately $14,533 based upon a modified award fair value of approximately $10.17 per share. This amount has been reflected as a component of Offering related charges in the consolidated statement of operations for 2007. The weighted average exercise price of the options subject to acceleration was $3.65. No other stock option grants are expected to be made under the 2006 Plan as it has been replaced by the new Long-Term Incentive Plan (the "LTIP").

        Also, in connection with the Offering, the Board of Directors approved the LTIP for the Company. The LTIP provides for grants of (a) incentive stock options qualified as such under U.S. federal income tax laws, (b) stock options that do not qualify as incentive stock options, (c) stock appreciation rights, (d) restricted stock awards, (e) performance awards, (f) phantom stock, (g) stock bonuses, (h) dividend equivalents, or (i) any combination of such awards. The LTIP permits the granting of 2,000,000 shares to directors, officers and employees of the Company.

        On December 20, 2007, the Company granted 540,000 stock options under of the LTIP to certain directors, officers and employees. These options vest over a four year period and have an exercise price of $13.00 per share. Stock compensation expense of approximately $27 was recognized in 2007 for these options based upon a weighted-average grant date fair value of approximately $6.87 per share, excluding the impact of expected forfeitures.

        As of December 31, 2007, there was approximately $3,629 of total unrecognized compensation cost related to stock options granted under the LTIP. This cost is expected to be recognized over a weighted average period of 3.97 years. Total unrecognized compensation cost will be adjusted for any future changes in estimated and actual forfeitures.

        The Company used the Black-Scholes-Merton option-pricing model to estimate the fair value of each stock option grant as of the date of grant and the fair value of each stock option modification as of the modification date. The resulting compensation cost for fixed awards with graded vesting schedules is amortized on a straight-line basis over the vesting period for the entire award. The expected term of awards granted under the 2006 Plan has been determined based on giving consideration to the contractual term, the full vesting of these awards in December 2007, provisions that delay exercise during certain periods, current market value compared to exercise price of a share and the time frame within which options must be exercised upon termination of employment. The expected term of awards granted under the LTIP has been determined using the simplified method as outlined in the applicable SFAS No. 123R guidance. The expected volatility is determined based on the average of comparable public companies', deemed competitors of the Company, historical stock prices over the most recent period commensurate with the expected term of the award. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term commensurate with the expected term of the award.

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

14. Stock Option Plans (Continued)

        The fair value of each option granted or modified has been estimated on the applicable grant or modification date respectively, using the Black-Scholes-Merton option-pricing model with the following weighted-average assumptions:

	Weighted Average		Range
Expected stock price volatility	48.2%		47.5 - 50.0%
Risk free interest rate	3.48%		3.41 - 3.67%
Expected dividend yield	0.0%		0.0%
Expected life of options	5.34	years	5.00 - 6.25	years

        A summary of the activity relating to the outstanding options of the Company under the various stock option plans for the period from January 1, 2006 to November 30, 2006, for the period from December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007 is presented below.

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Stock Option Plan:
Options outstanding, beginning of year	—	$—
Options granted	1,420,226	3.65
Options exercised	—	—
Options forfeited	(7,731)	3.65

Options outstanding, November 30, 2006 (Predecessor)	1,412,495	3.65
Options granted	—	—
Options exercised	—	—
Options forfeited	—	—

Options outstanding, December 31, 2006 (Successor)	1,412,495	3.65
Options granted	579,803	12.37
Options exercised	(55,432)	3.70
Options forfeited	(23,193)	3.65

Options outstanding, December 31, 2007	1,913,673	$6.29	8.9 years	$12,840

Exercisable at December 31, 2007	1,373,673	$3.65	8.4 years	$12,840

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

14. Stock Option Plans (Continued)

        The following table summarizes information with respect to all stock options outstanding under all of our share-based compensation plans as of December 31, 2007:

	Options Outstanding			Options Exercisable
Exercise Price Ranges	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Number of Options	Weighted- Average Exercise Price
$ 3.65 - $ 3.87	1,373,673	$3.65	8.4 years	1,373,673	$3.65
$13.00 - $13.00	540,000	13.00	10.0 years	—	—

	1,913,673	$6.29	8.9 years	1,373,673	$3.65

        During 2007, certain employees exercised stock options in conjunction with the Offering. The majority of these stock option exercises were cashless, whereby the employees exercised their options simultaneously with the Company's redemption of the options for a net cash amount. The net cash amount of these exercises was equal to the net selling price of the stock less the exercise price of the option, resulting in an amount that was less than the current option fair value of $10.17. The net cash resulting from the redemption of stock option exercises was approximately $433. The exercise of these stock options also resulted in a tax benefit shortfall of approximately $40, which is included in income tax expense in the consolidated statement of operations. When stock options are exercised in the future, the Company plans to issue new shares to option holders.

Previous Stock Award Plans (offered through Predecessor)

        Prior to the March 10, 2006 acquisition by ArcLight, certain Company employees participated in the stock option plan of the predecessor company, FirstEnergy. Certain employees of the Company were granted stock options with a typical vesting period of three to five years. As required by terms of the Acquisition, all remaining outstanding options of FirstEnergy were exercised.

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

14. Stock Option Plans (Continued)

        Transactions and other information relating to the outstanding stock options for various officers and employees of the Company for the year ended December 31, 2005 are summarized below:

	Number of Options	Weighted-Average Exercise Price
Outstanding at December 31, 2004	121,315	$29.97
Granted	—	—
Forfeited	—	—
Exercised	(103,161)	29.37

Outstanding at December 31, 2005	18,154	$32.11
Granted	—	—
Forfeited	—	—
Exercised	(18,154)	32.11

Outstanding at November 30, 2006	—	$—

        The intrinsic value of options exercised for the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006, for the period December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007 were $1,520, $271, $0, and $465, respectively. The intrinsic value for options exercisable and outstanding at December 31, 2005 was $306.

        Prior to the Company's adoption of SFAS No. 123R effective January 1, 2006, the Company followed the intrinsic value method in accordance with APB Opinion No. 25. Accordingly, no stock based compensation expense was recognized during 2005.

        Certain employees of the Company also received restricted stock awards issued by FirstEnergy. As of December 31, 2005, all restricted stock awards were fully vested. Participants under the restricted stock award plan were entitled to cash dividends and to vote their respective shares. The shares issued were held by FirstEnergy until the restriction period expired. Compensation expense, determined in accordance with APB Opinion No. 25, for the year ended December 31, 2005 was $43.

        The Company accounted for these plans under the recognition and measurement principles of APB Opinion No. 25. The following table shows the effect on net income (loss) and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

14. Stock Option Plans (Continued)

Stock-Based Compensation, to stock-based employee compensation for calendar year ended December 31, 2005.

2005
Net income (loss)	$(9,474)
Add: Stock based compensation expense included in reported net loss, net of related tax benefits	26
Less: Total stock based compensation expense under the fair value based method for all awards, net of related tax benefits	(44)

Pro forma net income (loss)	$(9,492)

Basic and diluted net income (loss) per common share, as reported	$(0.58)
Pro forma basic and diluted net income (loss) per common share	$(0.58)

15. Employee Benefit Plans

        The Company has profit sharing and thrift employee benefit plans in effect for all eligible salaried employees. Company contributions under such plans are based upon a percentage of income with limitations as defined by the plans. Contributions for the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006, for the period from December 1, 2006 to December 31, and for the year ended December 31, 2007 amounted to $3,643, $3,390, $324, and $3,799, respectively.

        Certain employees are covered under union-sponsored collectively bargained multi-employer defined benefit plans. The Employee Retirement Income Security Act of 1974, as amended by the Multi-Employer Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to a multi-employer plan in the event of the employer's withdrawal from, or upon termination of, such plan. The Company has no plans to withdraw from these plans. The plans do not maintain information on the net assets and actuarial present value of the plans' unfunded vested benefits allocable to the Company, and the amounts, if any, for which the Company may be contingently liable, could be material but are not ascertainable at this time. Expenses for these plans for the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006, for the period from December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007 amounted to $26,274, $25,524, $2,684, and $28,597, respectively, as determined in accordance with negotiated labor contracts.

16. Cash and Deemed Dividends

        The Company declared and paid special purpose cash dividends related to disposed businesses of $1,149, or $0.07 per share, on January 10, 2005; $1,813, or $0.11 per share, on April 20, 2005; $1,425, or $0.09 per share, on June 9, 2005 and $34 on May 16, 2006. The Company also declared and paid a cash dividend of $6,000, or $0.36 per share, on March 10, 2006 immediately prior to the acquisition of

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

16. Cash and Deemed Dividends (Continued)

60% of the Company's stock by ArcLight. Also on March 10, 2006, as part of the acquisition agreement with ArcLight, FirstEnergy dissolved its tax sharing agreement with the Company. The Company's income tax payable to FirstEnergy of $1,151 and notes receivable due to the Company to be remitted by FirstEnergy of $2,647 were recorded as a contribution and dividend, respectively. The corresponding dividend payable to FirstEnergy of $3,001 and $2,976 at December 31, 2006 and 2007, respectively, is presented within other current liabilities in the accompanying consolidated balance sheet. For financial reporting purposes, $2,647 of income taxes receivable at December 31, 2005, subsequently determined as not recoverable from FirstEnergy under the tax sharing agreement, has been reflected as a non-cash deemed distribution as of December 31, 2005.

        During the period December 1, 2006 to December 31, 2006, the Company declared on December 22, 2006 and paid on December 29, 2006 a cash dividend of $5,000, or $0.30 per share. Dividends on management shares of $83 have been reclassified to other liabilities consistent with the treatment of the underlying shares at December 31, 2006.

        On August 31, 2007 the Company's Board of Directors declared and paid a cash dividend of $3.04 per share totaling $50,000. The payment of the dividend was financed with the term loan proceeds from the 2007 Credit Agreement discussed above. In the 2007 financial statements, the Company charged retained earnings to the extent of historical cumulative retained earnings through the dividend date with the remainder charged as a return of capital to additional paid-in capital.

17. Segment Information

        MYR Group is a leading specialty contractor serving the electrical infrastructure market in the United States. Performance measurement and resource allocation for the reporting segments are based on many factors. The primary financial measures used to evaluate the segment information are contract revenues and income from operations, excluding general corporate expenses. General corporate expenses include corporate headquarter facility and staffing costs, which includes safety, professional fees, management fees, and intangible amortization. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies.

        The Company derives revenues from two reporting segments, which are referred to as T&D and C&I, within the United States. The Company has two operating segments which are its reporting segments. The Company's reporting segments are as follows.

        Transmission and Distribution:    The T&D segment services include the construction and maintenance of high voltage transmissions lines, substations and lower voltage underground and overhead distribution systems. The segment also provides emergency restoration services in response to weather related damage. The T&D business has historically provided construction services; however, more recently, at the request of clients, the segment has expanded its service offerings to include engineering and procurement services. The Company is a national contractor serving over 125 electric utilities, cooperatives and municipalities.

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

17. Segment Information (Continued)

        Commercial and Industrial:    The C&I segment provides electrical contracting services, typically as a subcontractor, for facilities such as airports, convention centers, hospitals, hotels, and manufacturing plants. The projects typically require technical and project management expertise and timely execution. The customer base is in the Western United States concentrating on the Arizona and Colorado markets.

        The information in the following table for the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006, for the period from December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007, is derived from the segment's internal financial reports used for corporate management purposes. The Company does not identify capital expenditures and total assets by segment in its internal financial reports due in part to the shared use of a centralized fleet of vehicles and specialized equipment.

	Predecessor			Successor
	Year Ended December 31, 2005		January 1 to November 30, 2006	December 1 to December 31, 2006	Year Ended December 31, 2007
Contract revenues:
T&D	$388,273		$365,727	$32,835	$434,479
C&I	120,427		123,328	13,367	175,835

	$508,700		$489,055	$46,202	$610,314

Operating income (loss):
T&D	$13,318	(1)	$27,386	$1,313	$31,369
C&I	1,018	(1)	4,176	1,088	10,007
General Corporate	(16,430)		(15,628)	(811)	(44,029)	(2)

	$(2,094)		$15,934	$1,590	$(2,653)

Depreciation and amortization:
T&D	$4,429		$4,486	$1,028	$9,863
C&I	458		426	92	805

	$4,887		$4,912	$1,120	$10,668

(1)
includes goodwill impairment charge for T&D and C&I of $12,420 and $4,198, respectively.

(2)
includes charges related to the Offering of $26,513 (Note 2) that are considered General Corporate costs.

MYR Group Inc.

Notes to Consolidated Financial Statements (Continued)

For the year ended December 31, 2005,
for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006,
and for the year ended December 31, 2007 (Successor)
(in thousands of dollars, except share and per share data)

18. Discontinued Operations

        In March 2005, the Company sold the Power Piping Company subsidiary for $3,217. The sale was negotiated for cash and a note receivable of $500. The Company recognized a pretax loss of $1,016 on the sale of the subsidiary which includes goodwill and intangible impairment charges of $865.

        The following results of Power Piping Company have been presented as discontinued operations:

Year ended December 31,
2005
Revenues	$7,124
Costs and expenses	6,304

Income before income taxes	820
Income tax expense	328

Income from discontinued operations	$492

        The loss on disposal of discontinued operations was $1,356, net of tax for the year ended December 31, 2005.

19. Subsequent Events

        On January 19, 2008, the Company retired 14,516,765 shares of the Company's treasury stock, resulting in the elimination of treasury stock, a reduction in common stock of $145 and a reduction in additional paid-in-capital of $175,363.

        On January 24, 2008, the Company sold an existing parcel of land in Salt Lake City, Utah for $966. The net gain resulting from the disposal of this property was approximately $47.

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.

This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

The information in this prospectus is current only as of the date of its cover, and may change after that date. For any time after the cover date of this prospectus, the issuers do not represent that their affairs are the same as described or that information in this prospectus is correct—nor do the issuers imply those things by delivering this prospectus or selling securities to you.

Until                 , 2008, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

19,690,777 Shares
of
Common Stock

PROSPECTUS

                       , 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of shares of common stock being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fees and the Nasdaq Global Market listing fee.

	Amount To Be Paid
SEC registration fee		$10,061
FINRA filing fee		26,098
Printing and engraving costs
Legal fees and expenses
Accountants' fees and expenses
Blue sky qualification fees and expenses
Transfer agent fees
Miscellaneous
Total	$

Item 14.    Indemnification of Directors and Officers.

        Our restated certificate of incorporation provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent of the law. As a Delaware corporation, our indemnification provisions are governed by Section 145 of the Delaware General Corporation Law.

        Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

        "Section 145. Indemnification of officers, directors, employees and agents; insurance.

        (a)   A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

        (b)   A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        (c)   To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

        (d)   Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

        (e)   Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

        (f)    The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

        (g)   A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

        (h)   For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

        (i)    For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

        (j)    The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        (k)   The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        Article Seventh of our restated certificate of incorporation provides, in relevant part:

        "The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article Seventh shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition."

Item 15.    Recent Sales of Unregistered Securities

        On December 20, 2007 and December 26, 2007, pursuant to our Purchase/Placement Agreement with Friedman, Billings, Ramsey & Co., Inc., we completed the sale of 17,780,099 shares of our common stock at a sale price of $13.00 per share to qualified institutional buyers (pursuant to

Rule 144A under the Securities Act), non-U.S. persons (pursuant to Regulation S under the Securities Act) and accredited investors (in accordance with Section 4(2) and Item 506 of Regulation D under the Securities Act). We repurchased and retired 14,515,284 shares of our common stock from ArcLight and affiliates using approximately $175.5 million of the net proceeds, and also repurchased and retired 51,156 shares and shares underlying options of our common stock from certain members of management with approximately $0.4 million of the net proceeds, in each case at a purchase price equal to $12.09 per share. The remaining net proceeds to us from the 2007 Private Placement (after purchaser's discount, placement fees and expenses) were $36.6 million and are being used for working capital and general corporate purposes, including the repayment of $20.0 million outstanding under our $50.0 million term loan facility, which occurred on December 20, 2007. In connection with the 2007 Private Placement, we entered into employment agreements and transaction bonus agreements with our executive officers and certain key employees. Under the agreements, we granted options to acquire 540,000 shares of common stock and made cash payments totaling up to $3.0 million.

Item 16.    Exhibits.

        (a)   See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

        (b)   Financial Statement Schedules

Item 17.    Undertakings.

        1.     The undersigned registrant hereby undertakes:

          (a)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i)
      To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii)
      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii)
      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (b)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (d)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (e)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

      (i)
      Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

      (ii)
      Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

      (iii)
      The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

      (iv)
      Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        2.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant is the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rolling Meadows, State of Illinois, on April 24, 2008.

MYR GROUP INC.
By:	/s/ WILLIAM A. KOERTNER Name: William A. Koertner Title: President and Chief Executive Officer

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ WILLIAM A. KOERTNER William A. Koertner	Chairman, President and Chief Executive Officer (Principal Executive Officer)	April 24, 2008
* Marco A. Martinez	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	April 24, 2008
* Jack L. Alexander	Director	April 24, 2008
* Larry F. Altenbaumer	Director	April 24, 2008
* Henry W. Fayne	Director	April 24, 2008
* Betty R. Johnson	Director	April 24, 2008
* Gary R. Johnson	Director	April 24, 2008

* William D. Patterson	Director	April 24, 2008
* Carter A. Ward	Director	April 24, 2008
*By:	/s/ WILLIAM A. KOERTNER William A. Koertner Attorney-in-fact

EXHIBIT INDEX

Number	Description
3.1	Restated Certificate of Incorporation*
3.2	Amended and Restated By-Laws*
4.1	Registration Rights Agreement, dated December 20, 2007, between the Registrant and Friedman, Billings, Ramsey & Co., Inc.*
5.1	Opinion of Gerald B. Engen, Jr.**
10.1	Credit Agreement, dated August 31, 2007, between the Registrant and Fifth Third Bank, Citibank, N.A. and JPMorgan Chase Bank, National Association*
10.2	Amendment No. 1 to the Credit Agreement, dated October 26, 2007*
10.3	Amendment No. 2 to the Credit Agreement, dated January 18, 2008
10.4	Amendment No. 3 to the Credit Agreement, dated April 21, 2008
10.5	2007 Long-Term Incentive Plan*
10.6	2006 Stock Option Plan*
10.7	Management Stockholders' Agreement*
10.8	Form of Addendum to the Management Stockholders' Agreement*
10.9	Employment Agreement, dated December 1, 2007, between the Registrant and William A. Koertner*
10.10	Employment Agreement, dated December 1, 2007, between the Registrant and Gerald B. Engen, Jr.*
10.11	Employment Agreement, dated December 1, 2007, between the Registrant and John A. Fluss*
10.12	Employment Agreement, dated December 1, 2007, between the Registrant and William H. Green*
10.13	Employment Agreement, dated December 1, 2007, between the Registrant and Marco A. Martinez*
10.14	Employment Agreement, dated December 1, 2007, between the Registrant and Richard S. Swartz, Jr.*
10.15	Form of First Amendment to the Management Stockholders' Agreement*
21.1	List of Subsidiaries*
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Gerald B. Engen, Jr. (included in Exhibit 5.1)**
24.1	Power of Attorney*
99.1	Charter of the Audit Committee*
99.2	Charter of the Nominating and Corporate Governance Committee*
99.3	Charter of the Compensation Committee*
99.4	Code of Ethics*

*
Previously filed

**
To be filed by amendment

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MARKET DATA
SUMMARY
THE OFFERING
SUMMARY HISTORICAL CONSOLIDATED AND UNAUDITED PRO FORMA FINANCIAL AND OPERATING INFORMATION
Summary Historical Consolidated Financial Information
Summary Unaudited Pro Forma Financial Information
RISK FACTORS
Risks Related to Our Business and Our Industry
Risks Related To Our Common Stock
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
UNAUDITED PRO FORMA FINANCIAL INFORMATION
Unaudited Pro Forma Consolidated Condensed Statement of Operations for the Year Ended December 31, 2007
Notes to Unaudited Pro Forma Consolidated Condensed Financial Information (dollars in thousands)
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS FROM OPERATIONS
INDUSTRY
Transmission Construction Expenditures 2002—2010E ($ in millions) Investor-Owned Electric Utilities
BUSINESS
MANAGEMENT
DIRECTOR COMPENSATION TABLE
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
REGISTRATION RIGHTS
DESCRIPTION OF INDEBTEDNESS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
MYR Group Inc.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
MYR Group Inc. Consolidated Balance Sheets As of December 31, 2006 and 2007 (Successor)
MYR Group Inc. Consolidated Statements of Operations For the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007 (Successor)
MYR Group Inc. Consolidated Statements of Stockholders' Equity For the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007 (Successor)
MYR Group Inc. Consolidated Statements of Cash Flows For the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007 (Successor)
MYR Group Inc. Notes to Consolidated Financial Statements For the year ended December 31, 2005, for the period from January 1, 2006 to November 30, 2006 (Predecessor), for the period from December 1, 2006 to December 31, 2006, and for the year ended December 31, 2007 (Successor) (in thousands of dollars, except share and per share data)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURES
SIGNATURES
EXHIBIT INDEX